UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):    August 10, 2022

iStar Inc.

(Exact name of registrant as specified in its charter)

Maryland	1-15371	95-6881527
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1114 Avenue of the Americas, 39th Floor New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 930-9400

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	STAR	New York Stock Exchange
8.00% Series D Cumulative Redeemable Preferred Stock, $0.001 par value	STAR-PD	New York Stock Exchange
7.65% Series G Cumulative Redeemable Preferred Stock, $0.001 par value	STAR-PG	New York Stock Exchange
7.50% Series I Cumulative Redeemable Preferred Stock, $0.001 par value	STAR-PI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 10, 2022, iStar Inc., a Maryland corporation (“STAR”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Safehold Inc., a Maryland corporation (“SAFE”).

As discussed further below, shortly before the closing of the Merger, STAR intends to separate its remaining legacy non-ground lease assets and businesses into a separate public company (“SpinCo”) by distributing to STAR’s stockholders, on a pro rata basis, the issued and outstanding equity interests of SpinCo (the “Spin-Off”).

Agreement and Plan of Merger

Transaction Structure

The Merger Agreement provides that, subject to the terms and conditions thereof, SAFE will merge with and into STAR (the “Merger”). The surviving company of the Merger will be named Safehold Inc. (“New SAFE”) and its shares of common stock will trade on the New York Stock Exchange under the symbol “SAFE.”

In the Merger and related transactions, each issued and outstanding share of common stock, par value $0.001 per share, of STAR (“STAR Common Stock”) will, by means of a reverse stock split (the “Reverse Split”), be combined into a fraction of a share of STAR Common Stock equal to (i) (a) the number of shares of common stock, par value $0.01 per share, of SAFE (“SAFE Common Stock”) held by STAR and its wholly-owned subsidiaries as of immediately prior to the Reverse Split (after giving effect to (x) the Spin-Off, (y) distributions in respect of STAR’s performance incentive program known as “iPIP” and (z) the transaction with MSD Partners, L.P. discussed below), plus (b) 1,195,034 (representing $50 million of shares based on recent trading prices), plus (c) the number of shares of SAFE Common Stock payable in respect of accrued but unpaid management fees owing to STAR, divided by (ii) the aggregate number of issued and outstanding shares of STAR Common Stock as of immediately prior to the Reverse Split (the “STAR Share Consolidation Ratio”).

Based on the number of shares of STAR Common Stock currently outstanding, each STAR stockholder is expected to receive approximately 0.27 of a share of STAR Common Stock for each share of STAR Common Stock that such stockholder owns, and these shares will remain outstanding as shares of common stock, par value, $0.01 per share, of New SAFE (“New SAFE Common Stock”) from and after the effective time of the Merger (the “Effective Time”). By virtue of the Merger, each share of SAFE Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of New SAFE Common Stock.

Pro forma for the Merger, the Spin-Off and related transactions, approximately 37% and 34% of the New SAFE Common Stock is expected to be held by STAR’s and SAFE’s pre-Merger stockholders, respectively, and 14% of New SAFE Common Stock is expected to be held by STAR’s pre-Merger stockholders indirectly through their interests in SpinCo. Such ownership percentages are based on the number of shares currently outstanding at each company.

All of STAR’s outstanding preferred stock will be cashed out in the Merger at the liquidation preference per share plus accrued and unpaid dividends.

STAR has covenanted to retire all of its senior unsecured notes in connection with the Merger. Its trust preferred securities will remain outstanding at New SAFE.

Governance and Other Matters

New SAFE’s board of directors will be comprised of three individuals designated by STAR and four individuals designated by SAFE. New SAFE will be governed by a charter and bylaws that are substantially similar to SAFE’s pre-Merger charter and bylaws.

Conditions to the Merger

The consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions, including: (i) the approval of SAFE’s stockholders, (ii) the approval of STAR’s stockholders, (iii) completion of the Spin-Off, (iv) the approval of the shares of STAR Common Stock to be issued in the Merger for listing on the NYSE, (v) the effectiveness of a registration statement on Form S-4 registering the STAR Common Stock to be issued in the Merger, (vi) the absence of any temporary restraining order, injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the reverse stock split or the Merger, (vii) generation of certain cash proceeds, (viii) the receipt of certain tax opinions by STAR and SAFE that the Merger will qualify as a reorganization under the Internal Revenue Code and that STAR and SAFE each qualifies as a REIT for federal income tax purposes, (ix) the accuracy of certain representations and warranties of STAR and SAFE contained in the Merger Agreement and the compliance by the parties with the covenants contained in the Merger Agreement (subject to customary materiality qualifiers), and (x) other conditions specified in the Merger Agreement.

Other Terms of the Merger Agreement

STAR and SAFE each made certain representations, warranties and covenants in the Merger Agreement, including the pre-closing obligation of the companies to conduct their respective businesses in the ordinary course (consistent with their respective stated corporate strategies), the pre-closing obligation of each party to refrain from taking certain specified actions without the consent of the other party and the pre-closing obligation of STAR to redeem its outstanding senior unsecured notes substantially concurrently with the closing.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, each of STAR and SAFE will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions. Subject to certain conditions, either party’s board of directors is permitted to change its recommendation to its stockholders in response to, or terminate the Merger Agreement to enter into, a “Superior Proposal” (as defined in the Merger Agreement) if it (acting on the recommendation of that board of directors’ special committee) determines that the failure to so would be inconsistent with its duties to its stockholders. Either party’s board of directors may also, subject to certain conditions, change its recommendation to its stockholders in response to the occurrence of certain material changes or developments if it (acting on the recommendation of that board of directors’ special committee) determines that the failure to so change its recommendation would be inconsistent with its duties to its stockholders.

A termination fee of $63 million is payable upon termination of the Merger Agreement in certain circumstances, including a termination to enter into a “Superior Proposal” by either of the board of directors of STAR or SAFE. In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger is not consummated on or before September 30, 2023, subject to certain exceptions.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, STAR entered into a voting agreement with SAFE (the “STAR Voting Agreement”). The STAR Voting Agreement requires that STAR vote its shares representing 41.9% of the outstanding SAFE Common Stock to approve the Merger and take certain other actions, including voting against any alternative acquisition proposal or other proposal which could reasonably be expected to materially delay, postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement. In accordance with the terms of the existing stockholders’ agreement between SAFE and STAR, the remainder of the SAFE Common Stock owned by STAR will be voted in the same manner and proportion as the votes cast by the remaining shareholders of SAFE. The STAR Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms.

SpinCo Spinoff

Prior to the Effective Time, STAR and SpinCo intend to enter into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Spin-Off will be consummated and the assets and liabilities of STAR will be allocated between SpinCo and STAR. Pursuant to the Separation and Distribution Agreement, SpinCo will assume the assets and liabilities primarily related to STAR’s legacy assets and operations and STAR will retain the assets and liabilities primarily related to its ground lease and ground lease adjacent assets and operations, subject to certain exceptions as set forth therein. In addition, STAR will contribute $50.0 million of cash and $400 million in shares of SAFE Common Stock owned by STAR to SpinCo prior to the Spin-Off and these shares will be converted into shares of New SAFE Common Stock in the Merger.

In connection with the Spin-Off, SpinCo or a subsidiary of SpinCo will enter into two separate financing arrangements: a $100.0 million secured term loan to be provided by STAR and assumed by New SAFE in the Merger that will be primarily secured by SpinCo’s real estate assets, and an up to $140.0 million margin loan from a financial institution that will be secured by the shares of New SAFE Common Stock owned by SpinCo. The proceeds of these financings will be used by STAR to redeem its outstanding unsecured senior notes. STAR has obtained commitments for both financings. The financing commitments are each subject to certain conditions, including the negotiation of definitive documentation for the loans and that all conditions to the Spin-Off and the Merger shall have been satisfied. STAR will pay customary fees and expenses in connection with obtaining the margin loan commitment and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Among other termination rights, the obligations of the lender under the margin loan commitment will terminate automatically upon the earlier of the outside date under the Merger Agreement or December 31, 2023.

Completion of the Spin-Off is subject to (i) completion of the financing documents; (ii) the satisfaction or waiver of relevant conditions to the consummation of the Merger; (iii) effectiveness of a Registration Statement on Form 10; (iv) the absence of an injunction or law preventing the consummation of the Spin-Off, the distribution and the transactions related thereto; and (v) other customary closing conditions.

At or prior to the closing of the Spin-Off, STAR and SpinCo will execute a management agreement (the “Management Agreement”), a governance agreement (the “Governance Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), substantially in the forms agreed between the parties. Pursuant to the Management Agreement, a subsidiary of New SAFE will serve as SpinCo’s external manager (the “Manager”). The Management Agreement will have an initial one year term and automatic annual renewal terms thereafter, subject to certain termination rights. SpinCo will pay the Manager an annual management fee of $25.0 million, $15.0 million, $10.0 million and $5.0 million for each of the first four annual terms, respectively, and 2.0% of the value of SpinCo’s assets, excluding shares of New SAFE, for each annual term thereafter. In addition, SpinCo will reimburse the Manager for certain expenses.

The Governance Agreement will provide, among other things, that: SpinCo will be subject to certain restrictions on the transfer of its shares of New SAFE Common Stock; SpinCo will vote its shares of New SAFE Common Stock in accordance with the recommendations of the board of directors of New SAFE; and SpinCo will be subject to certain standstill agreements with respect to New SAFE. The voting and standstill covenants are subject to termination if New SAFE terminates the Management Agreement, the Management Agreement is terminated for any other reason and SpinCo beneficially owns less than 7.5% of the outstanding New SAFE Common Stock or there is a “Change of Control” of New SAFE, as defined in the Governance Agreement.

Pursuant to the Registration Rights Agreement, New SAFE will agree to file within seven months following the closing of the Merger a shelf registration statement and keep such shelf registration statement effective so long as SpinCo (and its permitted assigns) own Registrable Shares (as defined in the Registration Rights Agreement). In addition, SpinCo (and its permitted assigns) will be able to cause New SAFE to undertake one demand registration (including pursuant to an underwritten take down). The Registration Rights Agreement will also grant SpinCo certain customary piggyback registration rights.

MSD Transaction

STAR has entered into an agreement (the “MSD Stock Purchase Agreement”) with MSD Partners, L.P. (“MSD Partners”) and SAFE under which STAR has agreed to sell and MSD Partners has agreed to buy 5,405,406 shares of SAFE Common Stock owned by STAR (the “MSD Stock Purchase”) shortly before the closing of the Merger. If the Merger Agreement is terminated for any reason, the parties’ obligations to consummate the purchase and sale will also terminate. In addition to customary closing conditions, MSD Partners’ obligations to purchase the SAFE Common Stock are subject to the condition that the closing of the MSD Caret Purchase (as defined below) will take place substantially concurrently with the closing of the MSD Stock Purchase. Upon closing of the transaction, MSD Partners will have a right to designate an observer to the board of directors of New SAFE, a preemptive right on future equity issuances (subject to certain exceptions) and registration rights. MSD Partners will be subject to a customary standstill and certain restrictions on sales of its New SAFE Common Stock.

MSD Partners has also subscribed to purchase 100,000 Caret units from SAFE for an aggregate purchase price of $20.0 million (the “MSD Caret Purchase”), conditioned on the closing of the Spin-Off and the Merger. MSD Partners’ obligations to purchase the Caret units are also subject to the closing of the MSD Stock Purchase and the implementation by SAFE of certain changes to its Caret program.

The foregoing descriptions of the Merger, the Merger Agreement, the STAR Voting Agreement, the Separation and Distribution Agreement, the Governance Agreement, the Registration Rights Agreement and the MSD Stock Purchase Agreement (together, the “Transaction Agreements”) do not purport to be complete and are subject to, and qualified in their entirety by, (i) the full text of the Merger Agreement (including the forms of Separation and Distribution Agreement, Governance Agreement and Registration Rights Agreement filed as exhibits to the Merger Agreement), a copy of which is filed herewith as Exhibit 2.1 and is incorporated into this report by reference in its entirety, (ii) the full text of the STAR Voting Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated into this report by reference in its entirety and (iii) the full text of the MSD Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.2 and is incorporated into this report by reference in its entirety. The Transaction Agreements have been attached to provide investors with information regarding their terms. They are not intended to provide any other factual information about the parties thereto or to modify or supplement any factual disclosures about STAR or SAFE in their respective public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Transaction Agreements include representations, warranties and covenants of the parties thereto made solely for the purposes of such Transaction Agreements and which may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms of the applicable Transaction Agreements. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to STAR’s and SAFE’s respective SEC filings or may have been used for purposes of allocating risk among STAR, SAFE and the other parties thereto, rather than establishing matters as facts. Accordingly, the representations and warranties in the Transaction Agreements should not be relied on as characterizations of the actual state of facts about STAR, SAFE or the other parties thereto.

Item 7.01. Regulation FD Disclosure.

On August 11, 2022, STAR and SAFE issued a joint press release announcing the Merger, the Spin-Off and related transactions. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that STAR has prepared for use in connection with the Merger, the Spin-Off and related transactions, dated August 11, 2022.

The information furnished pursuant to this Item 7.01, including the attached exhibits, shall not be deemed “filed” for purposes of the Exchange Act, or otherwise subject to the liabilities of such section, nor shall such information or exhibits be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing by STAR with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are attached hereto:

Exhibit No.	Description of Exhibit

2.1	Merger Agreement, dated as of August 10, 2022, by and between iStar Inc. and Safehold Inc. (Schedules have been omitted pursuant to Item 601(b)(5) of Regulation S-K. STAR agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.)

10.1	Voting Agreement, dated as of August 10, 2022, by and between iStar Inc. and Safehold Inc.

10.2	Stock Purchase Agreement, dated August 10, 2022, by and among iStar Inc., Safehold Inc., MSD Partners, L.P. and, with respect to certain specified sections, MSD Capital, L.P.

99.1	Joint Press Release dated August 11, 2022.

99.2	Investor Presentation dated August 11, 2022.

Exhibit 104	Inline XBRL for the cover page of this Current Report on Form 8-K.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute all for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the joint proxy statement/prospectus and the Form 10 registration statement.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the value of SpinCo’s shares and liquidity in SpinCo’s shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Merger Agreement, dated as of August 10, 2022, by and between iStar Inc. and Safehold Inc. (Schedules have been omitted pursuant to Item 601(b)(5) of Regulation S-K. STAR agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.)

10.1	Voting Agreement, dated as of August 10, 2022, by and between iStar and Safehold Inc.

10.2	Stock Purchase Agreement, dated August 10, 2022, by and among iStar Inc., Safehold Inc., MSD Partners, L.P. and, with respect to certain specified sections, MSD Capital, L.P.

99.1	Joint Press Release dated August 11, 2022.

99.2	Investor Presentation dated August 11, 2022.

Exhibit 104	Inline XBRL for the cover page of this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSTAR INC.

By:	/s/ Brett Asnas
	Name:	Brett Asnas
	Title:	Chief Financial Officer

August 11, 2022

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

SAFEHOLD INC.

and

iSTAR INC.

Dated as of August 10, 2022

TABLE OF CONTENTS

Page

Article I MERGER	2

Article II TREATMENT OF SECURITIES	5

Article III REPRESENTATIONS AND WARRANTIES OF SAFE	12

Article IV REPRESENTATIONS AND WARRANTIES OF STAR	18

-i-

Article V COVENANTS RELATING TO CONDUCT OF BUSINESS	34

Section 5.1	Covenants of Safe	34
Section 5.2	Covenants of Star	38

Article VI ADDITIONAL AGREEMENTS	44

Article VII CONDITIONS PRECEDENT	59

Section 7.1	Conditions to Each Party’s Obligation	59
Section 7.2	Conditions to Obligations of Safe	60
Section 7.3	Conditions to Obligations of Star	61

Article VIII TERMINATION	62

Section 8.1	Termination	62
Section 8.2	Effect of Termination	64

Article IX GENERAL PROVISIONS	67

Section 9.1	Survival	67

-ii-

Article X DEFINITIONS	71

Section 10.1	Certain Definitions	71
Section 10.2	Terms Defined Elsewhere	83

Exhibit A	Separation and Distribution Agreement
Exhibit B	Governance Agreement
Exhibit C	Registration Rights Agreement
Exhibit D	Star Charter Amendment

Schedule I	SpinCo Reorganization and SpinCo Distribution Steps
Schedule II	Internalization Agreement
Schedule III	Internalization Steps Plan
Schedule IV	Reverse Management Agreement
Schedule V	Sample Star Share Consolidation Ratio Calculation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 10, 2022 (this “Agreement”), is by and between iStar Inc., a Maryland corporation (“Star”), and Safehold Inc., a Maryland corporation (“Safe”). Star and Safe are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties intend that prior to the Charter Amendment Effective Time and the Effective Time, Star will, and will cause its applicable Subsidiaries to, consummate the SpinCo Reorganization and the SpinCo Distribution;

WHEREAS, following the SpinCo Reorganization and the SpinCo Distribution, and immediately prior to the Merger, the Parties intend for the charter of Star to be amended (the “Charter Amendment”) to effect a consolidation of each share of Star Common Stock issued and outstanding immediately prior to the Charter Amendment Effective Time, by means of a reverse stock split (the “Reverse Split”), into that number of shares of Star Common Stock equal to the Star Share Consolidation Ratio and further amended (the “Par Value Charter Amendment” ) to change the par value per share of Star Common Stock following the Reverse Split to $0.01 per share of Star Common Stock (the “Par Value Change”);

WHEREAS, following the Reverse Split and the Par Value Change, the Parties intend to effect a business combination through the Merger of Safe with and into Star, with Star being the surviving corporation of the Merger, pursuant to which each share of Safe Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall be converted into the right to receive one (1) newly issued share of Star Common Stock (the “Common Stock Merger Consideration”), as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, a special committee of independent directors of the Board of Directors of Safe (the “Safe Special Committee”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of Safe and (ii) recommended to the Board of Directors of Safe that it approve and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Safe, acting upon the recommendation of the Safe Special Committee, has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, to be advisable and in the best interests of Safe, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, a special committee of independent directors of the Board of Directors of Star (the “Star Special Committee”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance, are advisable and in the best interests of Star and (ii) recommended to the Board of Directors of Star that it approve and declare advisable this Agreement and the transactions contemplated hereby, including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Star, acting upon the recommendation of the Star Special Committee, has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance, to be advisable and in the best interests of Star, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Star has entered into a voting agreement with Safe (the “Voting Agreement”), which provides, among other things, for the voting of its shares of Safe Common Stock in accordance with the terms thereof; and

WHEREAS, for U.S. federal income tax purposes, (i) it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement is intended to be and hereby is adopted as a “plan of reorganization” within the meaning of Section 354 and Section 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I
MERGER

Section 1.1           SpinCo Reorganization and SpinCo Distribution.

(a)          SpinCo Reorganization and SpinCo Distribution. Prior to the Charter Amendment Effective Time, Star shall, and shall cause its Subsidiaries to, consummate the SpinCo Reorganization and the SpinCo Distribution substantially in accordance with the provisions of Schedule I hereto and the separation and distribution agreement substantially in the form attached as Exhibit A hereto (the “Separation and Distribution Agreement”).

(b)          After the SpinCo Distribution and effective upon the Effective Time, SpinCo and Star will enter into a governance agreement substantially in the form attached as Exhibit B hereto (the “Governance Agreement”) and a registration rights agreement substantially in the form attached as Exhibit C hereto (the “Registration Rights Agreement”), which each provide, among other things, for certain post-Closing matters.

Section 1.2           Charter Amendments.

(a)          Charter Amendment. Upon the terms and subject to satisfaction or waiver (subject to applicable Law) of the conditions set forth in this Agreement, and in accordance with the Maryland General Corporation Law (the “MGCL”), at the Charter Amendment Effective Time, the charter of Star shall be amended by the filing of the duly executed Charter Amendment, in the form of Exhibit D-1, with the State Department of Assessment and Taxation of the State of Maryland (the “SDAT”) in accordance with the MGCL. The Charter Amendment shall become effective at the effective time set forth therein, which the Parties intend to be immediately prior to the Par Value Charter Amendment Effective Time (the effective time of the Charter Amendment is referred to as the “Charter Amendment Effective Time”).

(b)          Reverse Split. At the Charter Amendment Effective Time, by virtue of the Charter Amendment and without any action on the part of Safe, Star or the holders of any shares of capital stock of Safe or Star, the Reverse Split shall be effected pursuant to the Charter Amendment whereby each share of Star Common Stock outstanding immediately prior to the Charter Amendment Effective Time shall be consolidated into a fraction of a share of Star Common Stock equal to the Star Share Consolidation Ratio.

(c)          No Fractional Shares. In the event that, as a result of the Reverse Split, a holder of Star Common Stock would hold a fractional share of Star Common Stock (after aggregating all fractional shares that would be held by such stockholder after giving effect to the Reverse Split), such stockholder’s fractional share shall be sold, and the proceeds therefrom remitted to such stockholder, as follows: As promptly as practicable following the Charter Amendment Effective Time, Star’s existing transfer agent or another transfer agent designated by Star (the “Transfer Agent”) shall determine the aggregate number of shares of Star Common Stock comprising the fractional shares of Star Common Stock to be sold pursuant to this Section 1.2(c) (such excess shares being herein referred to as the “Excess Shares”). As promptly as practicable following the Charter Amendment Effective Time, the Transfer Agent, as agent for such stockholders (the “Existing Star Holders”), shall sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Transfer Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to Existing Star Holders, the Transfer Agent shall hold such proceeds in trust for such Existing Star Holders. The net proceeds of any such sale or sales of Excess Shares shall be remitted to Existing Star Holders, reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses of the Transfer Agent incurred in connection with such sale or sales. The Transfer Agent shall determine the portion of such net proceeds to which each Existing Star Holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such Existing Star Holder would otherwise be entitled (after taking into account all shares of Star Common Stock held by such Existing Star Holder immediately prior to the effectuation of the Reverse Split and rounded to the nearest thousandth when expressed in decimal form) and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be remitted to Existing Star Holders with respect to any fractional share interests, the Transfer Agent shall promptly remit such amounts to such holders subject to and in accordance with the foregoing. No dividends or other distributions with respect to Star Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Star Common Stock. The remittance of cash proceeds from the sale of such fractional shares of Star Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions as a result of the Reverse Split. From and after the Charter Amendment Effective Time, certificates that represented shares of Star Common Stock prior to the Charter Amendment Effective Time shall, until presented for exchange, represent only the number of shares of Star Common Stock into which such shares were combined pursuant to the Reverse Split.

(d)           Par Value Change. Immediately after the Charter Amendment Effective Time, the charter of Star shall be amended by the filing of the duly executed Par Value Charter Amendment, in the form of Exhibit D-2, with the SDAT in accordance with the MGCL. The Par Value Charter Amendment shall become effective at the effective time set forth therein, which the Parties intend to be immediately prior to the Effective Time (the effective time of the Par Value Charter Amendment is referred to as the “Par Value Charter Amendment Effective Time” ). At the Par Value Effective Time by virtue of the Par Value Charter Amendment and without any action on the part of Safe, Star or the holders of any share of capital stock of Safe or Star, the Par Value Change Split shall be effected pursuant to the Par Value Charter Amendment whereby the par value of each share of Star Common Stock outstanding immediately following the Par Value Charter Amendment Effective Time shall be $0.01 per share.

Section 1.3            Merger.

(a)          Merger. Upon the terms and subject to satisfaction or waiver (subject to applicable Law) of the conditions set forth in this Agreement, and in accordance with the MGCL, at the Effective Time, Safe shall be merged with and into Star (the “Merger”). As a result of the Merger, the separate existence of Safe shall cease, and Star shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger will have the effects provided in this Agreement and as specified in the MGCL.

(b)          Effective Time. The Parties shall cause the Merger to be consummated by filing as soon as practicable on the Closing Date articles of merger for the Merger with the SDAT, in such form as required by, and executed in accordance with, the relevant provisions of the MGCL (the “Articles of Merger”). The Merger shall become effective at the time when the Articles of Merger have been accepted for record by the SDAT or at such later time as may be agreed by the Parties in writing and specified in the Articles of Merger (not to exceed 30 days from filing) (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4           Closing. The closing of the Merger (the “Closing”) will take place remotely by the exchange of documents by electronic transmission on the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of those conditions at the Closing), or such other time or place is agreed to in writing by the Parties (the date on which the Closing occurs, the “Closing Date”).

Section 1.5            Post-Closing Governance.

(a)          Name. Effective as of the Effective Time, Star shall cause (i) the name of Star to be changed to “Safehold Inc.” and (ii) the ticker symbol of the Surviving Corporation to be “SAFE”.

(b)          Articles and Bylaws. At the Effective Time, the charter of Star as in effect immediately prior to the Effective Time shall be amended and restated pursuant to the Articles of Merger to be in the form of the charter of Safe as in effect immediately prior to the Effective Time, and as so amended, shall be the charter of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; provided, however, that the name of the Surviving Corporation will be amended to be “Safehold Inc.” At the Effective Time, the bylaws of Star as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; provided, however, that at the Effective Time the bylaws of Star will be amended so that the name of the Surviving Corporation will be “Safehold Inc.”

(c)          Officers of the Surviving Corporation. From and after the Effective Time, and until such time their successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation, the officers of Star as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(d)          Directors of the Surviving Corporation. From and after the Effective Time, and until such time their successors have been duly elected and qualify or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation, the Board of Directors of the Surviving Corporation shall consist of a total of seven (7) directors, three (3) of whom shall be designated by Star and four (4) of whom shall be designated by Safe.

(e)          Necessary Actions. Prior to the Closing, the Board of Directors of Star shall duly adopt resolutions and Star shall take all other such actions as are necessary to give effect to this Section 1.5.

Section 1.6          Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Article II
TREATMENT OF SECURITIES

Section 2.1           Treatment of Securities.

(a)          Treatment of Safe Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of Star or Safe, each share of common stock, par value $0.01 per share, of Safe (the “Safe Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Safe Common Stock owned directly by Star or any of the wholly-owned Subsidiaries of Star or Safe and in each case not held on behalf of third parties (such excluded shares, the “Excluded Shares” and such eligible shares, the “Eligible Shares”), shall be automatically converted into the right to receive the Common Stock Merger Consideration. For the avoidance of doubt, shares of Safe Common Stock held by SpinCo and its Subsidiaries shall be Eligible Shares. The parties hereto agree that the one-for-one exchange ratio and the Common Stock Merger Consideration were determined assuming that the Reverse Split shall have occurred prior to the Merger.

(b)          Cancellation of Excluded Shares. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of Safe or Star, each Excluded Share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

(c)          Star Common Stock. At the Effective Time, each share of Star Common Stock issued and outstanding immediately following the Par Value Charter Amendment and immediately prior to the Effective Time shall remain outstanding as a share of capital stock of the Surviving Corporation and shall not be affected by the Merger.

(d)          Star Preferred Stock.

(i)           At the Effective Time, each share of Star Series D Preferred Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to $25.00 plus the aggregate amount of all accrued and unpaid dividends on such share of Star Series D Preferred Stock as of the Effective Time (the “Star Series D Preferred Stock Merger Consideration”).

(ii)          At the Effective Time, each share of Star Series G Preferred Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive an amount in cash equal to $25.00 plus the aggregate amount of all accrued and unpaid dividends on such share of Star Series G Preferred Stock as of the Effective Time (the “Star Series G Preferred Stock Merger Consideration”).

(iii)         At the Effective Time, each share of Star Series I Preferred Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive an amount in cash equal to $25.00 plus the aggregate amount of all accrued and unpaid dividends on such share of Star Series I Preferred Stock as of the Effective Time (the “Star Series I Preferred Stock Merger Consideration,” and together with the Star Series D Preferred Stock Merger Consideration and the Star Series G Preferred Stock Merger Consideration, the “Preferred Stock Merger Consideration,” and the Preferred Stock Merger Consideration together with the Common Stock Merger Consideration, the “Merger Consideration”).

(e)          Conversion of Safe Common Stock and Star Preferred Stock. As a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of Safe or Star, as of the Effective Time, all of the Eligible Shares and the Star Preferred Stock shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of shares in book-entry form previously evidencing any of the Eligible Shares and Star Preferred Stock immediately prior to the Effective Time (the “Book-Entry Shares”) and each certificate previously representing any Eligible Shares and Star Preferred Stock immediately prior to the Effective Time (the “Certificates”) shall thereafter represent only the right to receive the applicable Merger Consideration into which such Eligible Shares and Star Preferred Stock have been converted pursuant to Section 2.1(a) and 2.1(e) and any dividends or other distributions pursuant to Section 2.2(c) or Section 6.9(c).

Section 2.2            Exchange of Certificates.

(a)           Exchange Agent. Prior to Effective Time, Star shall deposit or shall cause to be deposited with a nationally recognized financial institution or trust company selected by Star and reasonably acceptable to Safe to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares and the Star Preferred Stock, (i) an aggregate number of shares of Star Common Stock to be issued in uncertificated or book-entry form comprising the number of shares of Star Common Stock required to be issued as the Merger Consideration pursuant to Section 2.1(a) and (ii) an aggregate amount of cash comprising the Preferred Stock Merger Consideration. In addition, Star shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 2.2(c) with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares or pursuant to Section 6.9(c). Such shares of Star Common Stock, Preferred Stock Merger Consideration and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.2(a) are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than for the purpose provided for in this Agreement.

(b)          Exchange Procedures.

(i)           Promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Eligible Shares and Star Preferred Stock notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.2(g)) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) (the “Letter of Transmittal”), and (B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.2(g)) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the applicable Merger Consideration, cash in lieu of fractional shares of Star Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to holders of Book-Entry Shares, the Parties shall cooperate to establish procedures with the Exchange Agent to allow the Exchange Agent to promptly transmit, following the Effective Time, to such holders or their nominees, upon surrender of Eligible Shares, the applicable Merger Consideration, cash in lieu of fractional shares of Star Common Stock, if any, to be issued or paid in consideration therefor, and any dividends or other distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement.

(ii)          Upon surrender to the Exchange Agent of Eligible Shares or Star Preferred Stock that are represented by Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 2.2(g)) or that are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Book-Entry Shares, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Shares, in accordance with customary procedures and such other procedures as agreed by the Surviving Corporation and the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (A) in the case of Eligible Shares, (1) that number of whole shares of Star Common Stock that such holder is entitled to receive pursuant to Section 2.1(a) and (2) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 2.2(h)) of (1) any cash in lieu of fractional shares payable pursuant to Section 2.2(g) plus (2) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.2(c) or Section 6.9(c) and (B) in the case of Star Preferred Stock, an amount in immediately available funds (or, if no wire transfer instructions are provided, a check) in an amount equal to the aggregate Preferred Stock Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(c).

(iii)         No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares or Star Preferred Stock, and any Certificate or ledger entry relating to Book-Entry Shares formerly representing shares of Safe Common Stock or Star Preferred Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(iv)         In the event of a transfer of ownership of certificated Eligible Shares or Star Preferred Stock that is not registered in the transfer records of Safe or Star, as applicable, prior to the Effective Time, the applicable Merger Consideration, together with an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 2.2(h)) of cash to be paid upon due surrender of the Certificate and any dividends or other distributions in respect thereof, may be issued or paid to such a transferee if the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent and the Surviving Corporation. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of Safe or Star, as applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate and Book-Entry Share shall be deemed at any time at or after the Effective Time to represent only the right to receive the applicable Merger Consideration in accordance with this Article II, and any dividends or other distributions in accordance with Section 2.2(c) or Section 6.9(c), in each case without interest.

(c)          Distributions with Respect to Unexchanged Shares. All shares of Star Common Stock to be issued as Common Stock Merger Consideration shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Star in respect of Star Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Star Common Stock issuable as Merger Consideration pursuant to this Agreement. No dividends or other distributions in respect of Star Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(g)) or Book-Entry Share representing such Eligible Share is surrendered for exchange in accordance with this Article II. Subject to applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Star Common Stock issued as Common Stock Merger Consideration in exchange for Eligible Shares in accordance with this Article II, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Star Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Star Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d)          Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Safe of the shares of Safe Common Stock or Star of the shares of Star Preferred Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Safe Common Stock or Star Preferred Stock, as applicable, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to holders of Eligible Shares for nine months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former stockholders of Safe who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for delivery of any shares of Star Common Stock and any payment of cash and any dividends and other distributions in respect thereof payable or issuable pursuant to Section 2.1(a), Section 2.1(c), Section 2.2(c), Section 2.2(e) and Section 6.9(c), in each case, without any interest thereon.

(f)           No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Safe Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g)          Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Star, the posting by such Person of a bond, in such reasonable amount as Star may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(e), the Surviving Corporation) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the shares of Star Common Stock or cash into which the shares of Safe Common Stock or Star Preferred Stock represented by such Certificate were converted pursuant to Section 2.1(a) or Section 2.1(c), any cash in lieu of fractional shares and any dividends and other distributions deliverable in respect thereof pursuant to this Agreement.

(h)          Withholding. Each of Star, Safe, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law. To the extent that amounts are so deducted or withheld by Star, Safe, the Exchange Agent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3           Further Assurances. If at any time following the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of any Party, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of any Party, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Party and otherwise to carry out the purposes of this Agreement.

Section 2.4           Treatment of Safe Equity Awards.

(a)          Safe Restricted Stock Units. As of the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holders thereof, each award of restricted stock units with respect to Safe Common Stock granted under the Safe Equity Plan (each, a “Safe Restricted Stock Unit”) that is outstanding as of immediately prior to the Effective Time shall be assumed by Star and shall be converted into a Star Restricted Stock Unit (which, for the avoidance of doubt, will not be adjusted pursuant to Section 2.5) with respect to a number of whole shares of Star Common Stock (rounded to the nearest whole share) equal to the number of shares of Safe Common Stock subject to such Safe Restricted Stock Unit as of immediately prior to the Effective Time. Except as otherwise provided in this Section 2.4(a), each Safe Restricted Stock Unit assumed and converted into a Star Restricted Stock Unit pursuant to this Section 2.4(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Safe Restricted Stock Unit as of immediately prior to the Effective Time (including, for the avoidance of doubt, the right to have shares of Star Common Stock withheld to satisfy any tax liabilities associated with the vesting of such Star Restricted Stock Units); provided, that, to the extent any such amount relates to a Safe Restricted Stock Unit that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts following the Closing Date at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Safe Restricted Stock Unit that shall not trigger a Tax or penalty under Section 409A of the Code.

(b)          Safe Actions. Prior to the Effective Time, Safe shall take such actions as are necessary to provide for the treatment of the Safe Equity Awards as contemplated by this Section 2.4.

(c)          Plans and Awards Assumed by Star; Star Actions. At the Effective Time, Star shall assume all obligations in respect of the Safe Equity Plan, including each outstanding Safe Equity Award. Star shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Star Common Stock for delivery upon settlement or vesting of the Star Restricted Stock Units in accordance with this Section 2.4. If registration of any plan interests in the Safe Equity Plan or the shares of Star Common Stock issuable thereunder is required under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on the Closing Date, Star shall promptly file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Star Common Stock subject to such awards.

Section 2.5           Treatment of Star Equity Awards. As of the Charter Amendment Effective Time, by virtue of the Charter Amendment and without any action on the part of the holders thereof, each award of restricted stock units with respect to Star Common Stock (each, a “Star Restricted Stock Unit”) issued and outstanding immediately prior to the Effective Time shall be adjusted to correspond to a number of shares of Star Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Star Common Stock subject to such Star Restricted Stock Units as of immediately prior to the Charter Amendment Effective Time by (ii) the Star Share Consolidation Ratio. Except as otherwise provided in this Section 2.5, each Star Restricted Stock Unit adjusted pursuant to this Section 2.5 shall continue to have, and shall be subject to, all the terms and conditions of the governing plan and award agreement as of immediately prior to the Charter Amendment Effective Time, and shall not otherwise be affected by the Merger.

Section 2.6           Adjustments to Prevent Dilution. If, at any time during the period between the date of this Agreement and the Effective Time, there is a change in the number of issued and outstanding shares of Safe Common Stock or shares of Star Common Stock, or securities convertible or exchangeable into shares of Safe Common Stock or shares of Star Common Stock, in each case, as a result of a reclassification, stock split (including any reverse stock split other than the Reverse Split), stock dividend or stock distribution, recapitalization, merger, subdivision or other similar transaction, then any number or amount contained herein (including any exchange ratio) which is based upon the number of shares of Star Common Stock or Safe Common Stock, as the case may be, shall be equitably adjusted to provide the holders of Eligible Shares and Star with the same economic effect as contemplated by this Agreement prior to such event.

Section 2.7           No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Charter Amendment, the Par Value Charter Amendment or the Merger.

Article III
REPRESENTATIONS AND WARRANTIES OF SAFE

Except (x) as set forth in the applicable section or subsection of the disclosure letter delivered to Star by Safe immediately prior to the execution of this Agreement (the “Safe Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Safe Disclosure Letter shall be deemed to be disclosed for all purposes of this Article III as long as the relevance of such disclosure to the other Sections or sub-Sections of this Article III is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Safe SEC Documents filed with the SEC since December 31, 2019 and publicly available prior to the date hereof (other than disclosures in any “risk factors” or “forward looking statements” sections of such reports or any other disclosures in such reports to the extent they are predictive or forward-looking in nature), Safe hereby represents and warrants to Star as follows:

Section 3.1            Organization, Standing and Power.

(a)          Safe is duly organized, validly existing and in good standing under the laws of the State of Maryland and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each Subsidiary of Safe is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Safe Material Adverse Effect. Safe and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to have, individually or in the aggregate, a Safe Material Adverse Effect.

Section 3.2            Capital Structure.

(a)          As of the date hereof, the authorized capital stock of Safe consists of 400,000,000 shares of Safe Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Safe Preferred Stock”). As of the close of business on August 10, 2022 (the “Safe Capitalization Date”), (i) 62,187,433 shares of Safe Common Stock were issued and outstanding (including 10,000 shares underlying Safe Restricted Stock Units), (ii) no shares of Safe Preferred Stock were issued and outstanding, (iii) 698,500 shares of Safe Common Stock were reserved for issuance under the Safe Equity Plan and (iv) no shares of Safe capital stock were held by any Subsidiaries of Safe. All the outstanding shares of Safe Common Stock are, and all shares of Safe Common Stock that may be issued prior to the Effective Time shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b)          Except as set forth in Section 3.2(a), as of the date hereof: there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Safe or any of its Subsidiaries is a party or otherwise bound obligating Safe or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Safe or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Safe or a wholly owned Subsidiary of Safe); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Safe, other than the Safe Operating Partnership, that is not wholly owned.

(c)          Other than the Stockholder’s Agreement, dated as of January 2, 2019, between Star and Safe (as amended from time to time), there are no voting trusts or other agreements or understandings to which Safe or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Safe or any of its Subsidiaries, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

Section 3.3            Authority; No Violation.

(a)          Safe has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Safe Required Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Safe and the performance by Safe of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Safe and all other necessary corporate action on the part of Safe, other than the receipt of the Safe Required Vote and the filing of the Articles of Merger with the SDAT, and no other corporate proceedings on the part of Safe are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Safe and constitutes, subject to the execution and delivery by Star, a valid and binding obligation of Safe, enforceable against Safe in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and subject to general principles of equity (the “Bankruptcy and Equitable Exceptions”).

(b)          The execution and delivery by Safe of this Agreement does not, and, except as described in Section 3.3(c), the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Safe will not (i) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any material Contract filed as an exhibit to Safe’s annual report on Form 10-K for the year ended on December 31, 2021 (each, a “Safe Material Contract”), permit, concession, franchise or right binding upon Safe or any Subsidiary of Safe or result in the creation of any Lien upon any of the properties or assets of Safe or any Subsidiary of Safe, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the articles of incorporation, certificates of formation, bylaws, limited liability company agreements, certificates of partnership, bylaws, partnership agreement or other organizational documents (“Organizational Documents”) of Safe or any Subsidiary of Safe or (iii) conflict with or result in any violation of any Laws applicable to Safe or any Subsidiary of Safe or any of their respective properties or assets, other than in the case of each of clauses (i), (ii) (with respect to Subsidiaries of Safe that are not Significant Subsidiaries) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Safe Material Adverse Effect.

(c)          Except for (i) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (ii) required filings or approvals under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, (iii) any filings or approvals required under the rules and regulations of the NYSE and (iv) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization or arbitral body (public or private) (a “Governmental Entity”) is required by or with respect to Safe or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Safe or the consummation by Safe of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Safe Material Adverse Effect.

Section 3.4            SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a)          Safe has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2019, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Safe SEC Documents”). As of their respective dates, the Safe SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Safe SEC Documents, and none of the Safe SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Safe, none of the Safe SEC Documents are as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, Safe has not received any comments from the SEC with respect to any of the Safe SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Safe that have not been adequately addressed.

(b)          The financial statements of Safe included in the Safe SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Safe and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c)          Safe has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Safe (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Safe in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Safe’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Star, Safe’s outside auditors and the audit committee of the Board of Directors of Safe (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Safe’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Safe’s internal control over financial reporting. Since December 31, 2019, any material change in internal control over financial reporting required to be disclosed in any Safe SEC Document has been so disclosed.

(d)          Since December 31, 2019, neither Safe nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Safe or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2019, including any such complaint, allegation, assertion or claim that Safe or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)          There are no liabilities or obligations of Safe or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations reflected or reserved against in Safe’s most recent balance sheet or in the notes thereto contained in the Safe SEC Documents filed with the SEC prior to the date of this Agreement; (ii) liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (iv) liabilities or obligations that have not and would not reasonably be expected to have, individually or in the aggregate, a Safe Material Adverse Effect.

(f)           Neither Safe nor any Subsidiary of Safe is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between Safe or any Subsidiary of Safe, on the one hand, and any unconsolidated Affiliate of Safe or any Subsidiary of Safe, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Safe or any Subsidiary of Safe or any of their financial statements.

Section 3.5            Information Supplied. None of the information supplied or to be supplied by Safe for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, except that no representation or warranty is made by Safe with respect to statements made or incorporated by reference therein based on information supplied by Star for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, as applicable.

Section 3.6           Absence of Certain Changes.

(a)          From December 31, 2021 through the date of this Agreement, Safe and its Subsidiaries, taken as a whole, have conducted their business in the ordinary course in all material respects. For purposes of this Agreement, “ordinary course” with respect to Safe’s conduct of business shall be construed to mean that the conduct is consistent with Safe’s publicly disclosed corporate strategy of acquiring, originating, owning, selling and managing ground leases and ground lease related assets, capitalizing such activities with debt or equity, pursuing a strategy to express the value of Caret Ventures LLC through sales, amendments to the interests issuable and issued by Caret Ventures LLC, marketing or otherwise and taking any and all corporate actions in connection with the foregoing or otherwise consistent with and in furtherance of the performance of its obligations under this Agreement and satisfying its obligations hereunder.

(b)          Since December 31, 2021, no Effects have occurred which have had a Safe Material Adverse Effect that is continuing.

Section 3.7            Board Approval. The Safe Special Committee, at a meeting duly called and held, unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of Safe and (b) recommended to the Board of Directors of Safe that it approve and declare advisable this Agreement, and the transactions contemplated hereby, including the Merger, upon the terms and conditions contained herein. The Board of Directors of Safe, by resolutions duly adopted, has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, to be advisable and in the best interests of Safe, (ii) subject to Section 6.4, resolved to recommend that the stockholders of Safe approve the Merger and directed that such matter be submitted for consideration by Safe stockholders at the Safe Stockholders Meeting and (iii) taken all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of Safe Common Stock as set forth in Safe’s Organizational Documents or in any state takeover statute to be inapplicable to the transactions contemplated by this Agreement.

Section 3.8            Vote Required. The affirmative vote of the stockholders entitled to cast a majority of all the votes entitled to be cast on the Merger (the “Safe Required Vote”) is the only vote of the holders of any class or series of capital stock of Safe necessary to approve this Agreement and the transactions contemplated hereby (including the Merger).

Section 3.9            Brokers or Finders. Neither Safe nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Safe Special Committee has employed J.P. Morgan Securities LLC as its financial advisor.

Section 3.10          Opinion of Safe Special Committee Financial Advisor. The Safe Special Committee has received the opinion of its financial advisor, J.P. Morgan Securities LLC, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion set forth therein, the Common Stock Merger Consideration to be received by the holders of Eligible Shares is fair, from a financial point of view, to the holders of shares of Safe Common Stock. A copy of such opinion will be provided to Star by Safe solely for informational purposes after the date of this Agreement. It is agreed and understood that such opinion is for the benefit of the Safe Special Committee and may not be relied upon by Star or any director, officer or employee of Star for any purpose.

Section 3.11          No Additional Representations. Except for the representations and warranties contained in Article IV, Safe acknowledges that neither Star nor any Subsidiary or Representative of Star makes, and Safe acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Star or with respect to any other information provided or made available to Safe in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Safe or to Safe’s Subsidiaries and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF STAR.

Except (x) as set forth in the applicable section or subsection of the disclosure letter delivered to Safe by Star immediately prior to the execution of this Agreement (the “Star Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Star Disclosure Letter shall be deemed to be disclosed for all purposes of this Article IV as long as the relevance of such disclosure to the other Sections or sub-Sections of this Article IV is reasonably apparent on the face of such disclosure) or (y) as disclosed in the Star SEC Documents filed with the SEC since December 31, 2019 and publicly available prior to the date hereof (other than disclosures in any “risk factors” or “forward looking statements” sections of such reports or any other disclosures in such reports to the extent they are predictive or forward-looking in nature), Star hereby represents and warrants to Safe as follows:

Section 4.1            Organization, Standing and Power. Star is duly organized, validly existing and in good standing under the laws of the State of Maryland and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each Subsidiary of Star is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect. Star and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect. Star has previously made available to Safe true and complete copies of the Organizational Documents, as applicable, of Star, its Significant Subsidiaries, other than Significant Subsidiaries that will be Subsidiaries of SpinCo after giving effect to the SpinCo Reorganization and the SpinCo Distribution, and the Star Joint Ventures, in each case, as in effect as of the date hereof. Each of Star and the Star Joint Ventures’ Organizational Documents are in full force and effect, and each of Star and the Star Joint Ventures is not in violation of any of their respective Organizational Documents.

Section 4.2            Capital Structure.

(a)          As of the date hereof, the authorized capital stock of Star consists of 200,000,000 shares of Star Common Stock, $0.001 par value per share and 30,000,000 shares of Star Preferred Stock, $0.001 par value per share. As of the close of business on August 10, 2022 (the “Star Capitalization Date”), (i) 85,373,182 shares of Star Common Stock were issued and outstanding, (ii) 4,000,000 shares of Star Series D Preferred Stock were issued and outstanding, (iii) 3,200,000 shares of Star Series G Preferred Stock were issued and outstanding, (iv) 5,000,000 shares of Star Series I Preferred Stock were issued and outstanding, (v) 2,331,985 shares of Star Common Stock were reserved for issuance under the Star Equity Plans (including no shares underlying Star Restricted Stock Units) and (vi) no shares of Star capital stock were held by Subsidiaries of Star. All the outstanding shares of Star Common Stock and Star Preferred Stock are, and all shares of Star Common Stock that may be issued prior to the Effective Time or in connection with the Merger pursuant to Section 2.1(a) shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b)          Except as set forth in Section 4.2(a), and except for the Star Convertible Notes, as of the date hereof: (i) Star does not have any shares of capital stock or other equity interests issued or outstanding other than shares of Star Common Stock that have become outstanding after the Star Capitalization Date as a result of any conversion of any Star Convertible Notes, in accordance with the Star Convertible Notes Indenture and exchanges of Star Convertible Notes as reported in the Star SEC Documents and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Star or any of its Subsidiaries is a party or otherwise bound obligating Star or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Star or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Star or a wholly owned Subsidiary of Star); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Star that is not wholly owned by Star.

(c)          Other than the Star Convertible Notes, no bonds, debentures, notes or other Indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which stockholders may vote (“Voting Debt”) of Star or any of its Subsidiaries is issued or outstanding.

(d)          Other than the Voting Agreement and Article IX of Star’s charter, there are no voting trusts or other agreements or understandings to which Star or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Star or any of its Subsidiaries, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

Section 4.3           Authority; No Violation.

(a)          Star has, and SpinCo will have prior to the Closing, all requisite corporate power and authority to execute, deliver and perform all of their respective obligations under this Agreement and the Separation and Distribution Agreement, and, subject to the receipt of the Star Required Vote, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Separation and Distribution Agreement by Star and SpinCo and the performance by Star and SpinCo of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Star and will be duly authorized prior to the Closing by the Board of Directors of SpinCo and all other necessary corporate action on the part of each of Star and SpinCo, other than the receipt of the Star Required Vote and the filing of the Charter Amendment, the Par Value Charter Amendment and the Articles of Merger with the SDAT, and no other corporate proceedings on the part of Star or SpinCo are necessary to authorize this Agreement or the Separation and Distribution Agreement or the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Star and constitutes, subject to the execution and delivery by Safe, a valid and binding obligation of Star, enforceable against Star in accordance with its terms, except as may be limited by applicable Bankruptcy and Equitable Exceptions. The Separation and Distribution Agreement will be duly and validly executed and delivered by each of Star and SpinCo prior to the Closing, and will constitute, as of immediately prior to the Closing, a valid and binding obligation of each of Star and SpinCo, enforceable against each of Star and SpinCo in accordance with its terms, except as may be limited by applicable Bankruptcy and Equitable Exceptions.

(b)          The execution and delivery by Star of this Agreement does not, and, the execution and delivery of Star and SpinCo of the Separation and Distribution Agreement, and, except as described in Section 4.3(c), the consummation of the transactions contemplated by this Agreement and the Separation and Distribution Agreement and compliance with the provisions of this Agreement and the Separation and Distribution Agreement by each of Star and SpinCo will not (i) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, permit, concession, franchise or right binding upon Star or any Subsidiary of Star (including SpinCo prior to and at the Closing) or result in the creation of any Lien upon any of the properties or assets of Star or any Subsidiary of Star (including SpinCo prior to and at the Closing), other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Organizational Documents of Star or any Subsidiary of Star (including SpinCo prior to and as of the Closing) or (iii) conflict with or result in any violation of any Laws applicable to Star or any Subsidiary of Star (including SpinCo prior to and at the Closing) or any of their respective properties or assets, other than in the case of clauses (i), (ii) (with respect to Subsidiaries of Star that are not Significant Subsidiaries) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

(c)          Except for (i) the applicable requirements, if any, of Blue Sky Laws, (ii) required filings or approvals under the Exchange Act and the Securities Act, (iii) any filings or approvals required under the rules and regulations of the NYSE and (iv) the filing of the Charter Amendment, the Par Value Charter Amendment and the Articles of Merger with, and the acceptance for record of the Charter Amendment, the Par Value Charter Amendment and the Articles of Merger by the SDAT pursuant to the MGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Star or any of its Subsidiaries (including SpinCo prior to and at the Closing) in connection with the execution and delivery of this Agreement by Star or of the Separation and Distribution Agreement by each of Star and SpinCo, or the consummation by Star and SpinCo of the transactions contemplated hereby and thereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

Section 4.4            SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a)          Star has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2019, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Star SEC Documents”). As of their respective dates, the Star SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Star SEC Documents, and none of the Star SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Star, none of the Star SEC Documents are as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, Star has not received any comments from the SEC with respect to any of the Star SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Star that have not been adequately addressed.

(b)          The financial statements of Star included in the Star SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Star and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c)          Star has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Star (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Star in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Star’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Safe, Star’s outside auditors and the audit committee of the Board of Directors of Star (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Star’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Star’s internal control over financial reporting. Since December 31, 2019, any material change in internal control over financial reporting required to be disclosed in any Star SEC Document has been so disclosed.

(d)          Since December 31, 2019, neither Star nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Star or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2019, including any such complaint, allegation, assertion or claim that Star or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)          There are no liabilities or obligations of Star or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations reflected or reserved against in Star’s most recent balance sheet or in the notes thereto contained in the Star SEC Documents filed with the SEC prior to the date of this Agreement; (ii) liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (iv) liabilities or obligations that have not and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

(f)           Neither Star nor any Subsidiary of Star is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between Star or any Subsidiary of Star, on the one hand, and any unconsolidated Affiliate of Star or any Subsidiary of Star, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Star or any Subsidiary of Star or any of their financial statements.

Section 4.5            Information Supplied. None of the information supplied or to be supplied by Star for inclusion or incorporation by reference in (a) the Form S-4 or the Form 10 will, at the time the Form S-4 or the Form 10, as applicable, is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (c) the SpinCo Information Statement will, at the date of effectiveness of the Form 10 and of mailing to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4, the Form 10, the Joint Proxy Statement/Prospectus and the SpinCo Information Statement will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, except that no representation or warranty is made by Star with respect to statements made or incorporated by reference therein based on information supplied by Safe for inclusion or incorporation by reference in the Form S-4, Form 10, the Joint Proxy Statement/Prospectus or the SpinCo Information Statement, as applicable. As of the date of this Agreement, Star does not have knowledge of the existence of any Effect that constitutes a Safe Material Adverse Effect.

Section 4.6            Compliance with Laws. Star and each of its Subsidiaries (other than SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution) are, and since December 31, 2019 have been, in compliance with all Laws applicable to any of them or their respective operations, except to the extent that failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect. Neither Star nor any of its Subsidiaries (other than SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution) has received any written notice since December 31, 2019 asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved, except for such failures as have not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

Section 4.7            Legal Proceedings. There is no suit, action, claim, charge, complaint, audit, investigation, arbitration, inquiry or proceeding (whether judicial, arbitral, administrative or other) (each, an “Action”) pending or, to the knowledge of Star, threatened, by, against or affecting Star or any of its Subsidiaries or any of their respective properties or assets (other than SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution) which have had or would reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect. There is no judgment, decree, writ, injunction, ruling, award or order of any Governmental Entity or arbitrator outstanding against Star or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

Section 4.8           Taxes. Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect:

(a)          Star and each of its Subsidiaries have (i) duly and timely filed (or caused to be filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (after giving effect to any extensions), and such Tax Returns are true, correct and complete, (ii) duly and timely paid in full (or caused to be paid in full on their behalf), or made adequate provision for, all Taxes required to be paid by them, and (iii) complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate governmental authorities any and all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws;

(b)          in the past five years, neither Star nor any of its Subsidiaries has received a written claim by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(c)          there are no disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or Tax Returns of Star or any of its Subsidiaries, and neither Star nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(d)          no deficiency for Taxes of Star or any of its Subsidiaries has been claimed, proposed or assessed in writing by any governmental authority, which deficiency has not yet been settled;

(e)          neither Star nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(f)           neither Star nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;

(g)          neither Star nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled;

(h)          neither Star nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(i)           since Star’s taxable year ended December 31, 2016, (A) neither Star nor any of its Subsidiaries have incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (B) neither Star nor any of its Subsidiaries have incurred any material liability for any other Taxes, and no event has occurred, and no condition or circumstance exists, which presents a risk that any amount of such Tax will be imposed upon Star or any of its Subsidiaries, in each case other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property;

(j)           there are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Star or any of its Subsidiaries, and after the Closing Date neither Star nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements and Tax protection agreements;

(k)          neither Star nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was Star or a Subsidiary of Star) or (ii) has any liability for the Taxes of any Person (other than Star or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(l)           Star (i) for all taxable years commencing with its taxable year ended December 31, 2016 through and including its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for such taxable years, (ii) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes the Effective Time) through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of Star, threatened;

(m)         each Subsidiary of Star has been since the later of its acquisition, formation, or the taxable year ended December 31, 2016, and continues to be treated for federal and state income Tax purposes as (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code, (iii) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code or (iv) a REIT;

(n)          neither Star nor any of its Subsidiaries holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code;

(o)          neither Star nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(p)          neither Star nor any of its Subsidiaries (other than taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(q)          there is no Tax protection agreement to which Star or any of its Subsidiaries is a party;

(r)           to the knowledge of Star, there are no Tax Liens upon any property or assets of Star or any of its Subsidiaries, except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(s)          Star is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(t)           neither Star nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement, other than the distribution of SpinCo to Star in the SpinCo Reorganization.

Section 4.9           Material Contracts. Section 4.9 of the Star Disclosure Letter sets forth a true, complete and correct list of all Star Material Contracts as of the date of this Agreement. A true, complete and correct copy of each Star Material Contract, as of the date of this Agreement, has been made available by Star to Safe prior to the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, each of the Star Material Contracts is a valid and binding obligation of Star or the Subsidiary of Star that is a party thereto, and, to the knowledge of Star, the other parties thereto, enforceable against Star and its Subsidiaries and, to the knowledge of Star, the other parties thereto in accordance with its terms (subject to the applicable Bankruptcy and Equitable Exceptions). None of Star or any of its Subsidiaries is, and to the knowledge of Star no other party is, in breach, default or violation (and no event has occurred or not occurred through Star’s or any Subsidiary of Star’s action or inaction or, to the knowledge of Star, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Star Material Contract to which Star or any Subsidiary of Star is a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

Section 4.10          Benefit Plans.

(a)          Section 4.10(a) of the Star Disclosure Letter contains a true, complete and correct list of each material Benefit Plan sponsored, maintained or contributed to by Star or any of its Subsidiaries, or which Star or any of its Subsidiaries is obligated to sponsor, maintain or contribute to or under or with respect to which Star or any of its Subsidiaries has or could reasonably be expected to have any current or contingent liability or obligation, other than any plan or program maintained by a Governmental Entity to which Star or its Subsidiaries is required to contribute to pursuant to applicable Law (the “Star Benefit Plans”). No Star Benefit Plan is established or maintained outside of the United States or for the benefit of current or former directors, officers, employees or other service providers of Star or any of its Subsidiaries residing outside of the United States.

(b)          Star has made available to Safe prior to the date of this Agreement a true, correct and complete copy of each Star Benefit Plan currently in effect and, with respect thereto, if applicable, (i) all amendments, the current trust (or other funding vehicle) agreements, and the most recent summary plan descriptions, (ii) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the Department of Labor and the most recent actuarial report or other financial statement relating to such Star Benefit Plan, (iii) the most recent determination, opinion or advisory letter from the IRS (if applicable) for such Star Benefit Plan and (iv) any non-routine correspondence with a Governmental Entity regarding any Star Benefit Plan.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, (i) each Star Benefit Plan has been established, maintained, funded and administered in accordance with its terms and in compliance with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (ii) each Star Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely upon a favorable opinion or advisory letter from the IRS as to its qualification, and there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan, (iii) none of Star, any of its Subsidiaries or, to the knowledge of Star, any other Person has engaged in a transaction that has resulted in, or would reasonably be expected to result in, the assessment of a civil penalty upon Star or any of its Subsidiaries pursuant to Section 409 or Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 of the Code, (iv) there does not now exist, nor, to the knowledge of Star, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability (contingent or otherwise) of Star, any of its Subsidiaries or any of their respective ERISA Affiliates, (v) all contributions or other payments required to be made by or with respect to each Star Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by Star or its Subsidiaries in accordance with the provisions of each of the Star Benefit Plans and applicable Law or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of Star in accordance with GAAP and (vi) there are no pending or, to the knowledge of Star, threatened Actions by or on behalf of any Star Benefit Plan, by any employee or beneficiary covered under any Star Benefit Plan or otherwise involving any Star Benefit Plan or any trusts related thereto (other than routine claims for benefits). Neither Star nor any of its Subsidiaries has incurred (whether or not assessed) any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, and no circumstances exist or events have occurred that could reasonably be expected to result in the imposition of any such Taxes or penalties.

(d)          None of Star, any of its Subsidiaries or any of their respective ERISA Affiliates, sponsors, maintains, contributes to, or participates in, or has any current or contingent obligation or liability in connection with: (i) a plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or Section 430 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (iii) a “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), (iv) a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (v) any plan, program or arrangement which provides for retiree, post-employment or post-retirement medical or welfare benefits for retired or former employees or beneficiaries or dependents thereof or any other Person, except pursuant to Section 4980B of the Code or other applicable Law for which the recipient pays the full cost.

(e)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of Star or any of its Subsidiaries under any Star Benefit Plan, (ii) increase any benefits otherwise payable or trigger any other obligation under any Star Benefit Plan, or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(f)           No Star Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or Section 4999 of the Code or otherwise.

Section 4.11          Employment and Labor Matters.

(a)          Neither Star nor any of its Subsidiaries is a party to or bound by any Labor Agreement, and no labor union labor organization or employee association represents any employees of Star or any of its Subsidiaries.

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, there are (i) no pending, or, to the knowledge of Star, threatened strikes or lockouts with respect to any employees of Star or any of its Subsidiaries, (ii) no demand or proceedings for recognition or certification by any labor union, or other labor organization, or, to the knowledge of Star, labor organizing efforts or activities with respect to any employees of Star or its Subsidiaries, (iii)  no unfair labor practice charges, labor disputes (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Star, threatened with respect to any employees of Star or its Subsidiaries and (iv)  no slowdowns or work stoppages in effect or, to the knowledge of Star, threatened with respect to any employees of Star or its Subsidiaries, nor has Star or any of its Subsidiaries experienced any events described in clauses (i), (ii), (iii) or (iv) within the past three years.

(c)          Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, Star and its Subsidiaries are, and have been since December 31, 2019, in compliance with all applicable Laws relating to employment and labor, including all applicable Laws relating to terms and conditions of employment, wages, hours, labor relations, employment discrimination, harassment or retaliation, classification of non-employee service providers (including independent contractors, consultants and leased employees) and exempt and non-exempt employees, safety and health, workers’ compensation, unemployment insurance, disability, equal opportunity, affirmative action, plant closures and layoffs (including the WARN Act), immigration (including the completion of Forms I-9 and the proper confirmation of employee visas), employee leave, COVID-19, pay equity and the collection and payment and withholding of social security. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, Star and its Subsidiaries have fully and timely paid all wages, salaries, premiums, commissions, bonuses, severance, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or company policy.

(d)          To the knowledge of Star: (i) no current or former employee or independent contractor of Star or its Subsidiaries is in any material respect in violation of any employment agreement, restrictive covenant agreement or other obligation: (A) owed to Star or its Subsidiaries, or (B) owed to any third party with respect to such person’s right to be employed or engaged by Star or its Subsidiaries; and (ii) no current employee of Star or its Subsidiaries with annualized compensation at or above $100,000 intends to terminate his or her employment prior to the one year anniversary of the Closing.

Section 4.12          Absence of Certain Changes.

(a)          Since December 31, 2021 through the date of this Agreement, Star and its Subsidiaries, taken as a whole, have conducted their business in the ordinary course in all material respects. For purposes of this Agreement, “ordinary course” with respect to Star’s conduct of business shall be construed to mean that the conduct is consistent with Star’s publicly disclosed corporate strategy of simplifying its balance sheet, selling legacy assets and transitioning the focus of its portfolio and resources to the ground lease sector or otherwise consistent with and in furtherance of the performance of its obligations under this Agreement to effectuate the SpinCo Reorganization and the SpinCo Distribution and satisfy its other obligations hereunder.

(b)          Since December 31, 2021, no Effects have occurred which have had a Star Material Adverse Effect that is continuing.

Section 4.13         Board Approval. The Star Special Committee, at a meeting duly called and held, unanimously (i) determined that this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance, are advisable and in the best interests of Star and (ii) recommended to the Board of Directors of Star that it approve and declare advisable this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance, upon the terms contained herein and therein. The Board of Directors of Star, by resolutions duly adopted, has (a) approved and adopted this Agreement and the Separation and Distribution Agreement and declared this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance, to be advisable and in the best interests of Star, (b) subject to Section 6.4, resolved to recommend that the stockholders of Star approve the Merger and the Star Stock Issuance and direct that such matters be submitted for consideration by Star stockholders at the Star Stockholders Meeting, and (c) taken all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of Star Common Stock as set forth in Star’s Organizational Documents or in any state takeover statute to be inapplicable to the transactions contemplated by this Agreement. Prior to the Closing, the Board of Directors of SpinCo and the sole stockholder of SpinCo will have taken all actions required for the execution and delivery of the Separation and Distribution Agreement and the consummation of the transactions contemplated thereby.

Section 4.14          Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Star Common Stock voting together as a single class with the holders of the Star Series D Preferred Stock to approve the Merger and the affirmative vote of the holders of a majority of the votes cast by holders of shares of Star Common Stock voting together as a single class with the holders of the Star Series D Preferred Stock at the Star Stockholders Meeting to approve the Star Stock Issuance (collectively, the “Star Required Vote”) are the only votes of the holders of any class or series of shares of capital stock of Star necessary to approve this Agreement, the Voting Agreement, the Governance Agreement, the Registration Rights Agreement, the Separation and Distribution Agreement and the transactions contemplated hereby and thereby (including the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance).

Section 4.15          Properties; Loans.

(a)          Section 4.15(a) of the Star Disclosure Letter sets forth a true, correct and complete list of the address of each real property owned or leased by Star or any of its Subsidiaries, other than real properties that will be owned or leased by Subsidiaries of SpinCo after giving effect to the SpinCo Reorganization and the SpinCo Distribution, whether such property is owned, leased (as lessee) or subleased (as sublessee) and the name of the entity that owns or leases such real property (but specifically excluding all ground leased and ground subleased properties) (all such real property interests, together with all right, title and interest of Star and any of its Subsidiaries as of the date of this Agreement that will not be contributed to SpinCo pursuant to the Separation and Distribution Agreement in and to (i) all buildings, structures and other improvements and fixtures located on or under such real property and (ii) all easements, rights and other appurtenances to such real property, and subject to any easements, impairments, rights and other appurtenances affecting such real property, are individually referred to herein as a “Star Leased Property” or “Star Owned Property”, as applicable, and collectively referred to herein as the “Star Owned or Leased Properties”). Section 4.15(a) of the Star Disclosure Letter sets forth a true, correct and complete list of the address of each facility and real property which, as of the date of this Agreement, is under contract by Star or a Subsidiary of Star for purchase or which is required under a written agreement to be leased or subleased by Star or a Subsidiary of Star after the date of this Agreement, and that will not be owned by SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution. Except as set forth on Section 4.15(a) of the Star Disclosure Letter, there are no real properties that Star or any of its Subsidiaries is obligated to buy, lease, ground lease, sublease or ground sublease at some future date, and that will not be owned by SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution. True, correct and complete copies of all lease agreements and all amendments or modifications thereto for Star Leased Properties (the “Star Leases”) have been made available to Safe. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect (A) neither Star nor any of its Subsidiaries is and, to the knowledge of Star, no other party is, in breach or violation of, or default under, any Star Lease, (B) no event has occurred which would result in a breach or violation of, or a default under, any Star Lease by Star or any of its Subsidiaries, or, to the knowledge of Star, any other party thereto in each case, with or without notice or lapse of time or both, and no tenant under a Star Lease is in monetary default under such Star Lease, and (C) each Star Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Star or a Subsidiary of Star and, to the knowledge of Star, with respect to the other parties thereto, subject to the applicable Bankruptcy and Equitable Exceptions.

(b)            Section 4.15(b) of the Star Disclosure Letter lists each parcel of real property currently ground leased or ground subleased by Star or any of its Subsidiaries (each individual referred to herein as a “Star Ground Leased Property” and collectively referred to herein as the “Star Ground Leased Properties” and together with the Star Owned or Leased Properties each individually referred to herein as a “Star Property” and collectively referred to herein as the “Star Properties”) and sets forth the party holding such ground leasehold interest and a list of the ground lease or ground sublease (collectively, with each other agreement or amendment modifying, supplementing or assigning such ground lease or ground sublease or related to “PILOT” or other tax-abatement arrangements entered into at such Star Ground Leased Properties, the “Ground Lease Documents”) as of the Effective Time. True, correct and complete copies of all Ground Lease Documents have been made available to Safe. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, each of the Ground Lease Documents is valid, binding and in full force and effect and enforceable as against Star or the applicable Subsidiary of Star and, to the knowledge of Star, as against the other party thereto, subject to the applicable Bankruptcy and Equitable Exceptions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, neither Star nor any Subsidiary of Star (i) has received or delivered any written notice of default under any of the Ground Lease Documents that remains uncured or (ii) is in default (with or without notice or lapse of time or both), under the Ground Lease Documents, and, to the knowledge of the Safe, the other party under the Ground Lease Documents is not in default (with or without notice or lapse of time or both) thereunder.

(c)            Star or a Subsidiary of Star owns good and marketable indefeasible fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) to each of the Star Properties, in each case, free and clear of Liens, except for Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, none of Star nor any Subsidiary of Star has received written notice to the effect that there are any condemnation proceedings pending or threatened in writing with respect to any material portion of any of the Star Properties.

(e)            Star or its Subsidiaries, as applicable, are in possession of title insurance policies with respect to each Star Property that is owned in fee or ground leased (each, a “Star Title Insurance Policy”). Since December 31, 2019, no written claim has been made against any Star Title Insurance Policy, which has had or would reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

(f)             Star and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property that will be owned by SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect. None of Star’s or any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

(g)            Neither Star nor any of its Subsidiaries has (i) received written notice of any structural defects relating to any Star Properties which have had or would reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, or (ii) received written notice of any physical damage to any Star Properties which has had or would reasonably be expected have, individually or in the aggregate, a Star Material Adverse Effect.

(h)            Each Subsidiary of Star set forth on Section 4.15(h) of the Star Disclosure Letter, as applicable, is the sole owner and holder of the loan or loans identified across from its name therein that will not be owned by SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution (each, a “Loan”). The applicable Subsidiary’s right, title and interest in, to, under and with respect to such Loan is owned free and clear of any liens, pledges, participations, charges or security interests. On or prior to the date hereof, Star has delivered to Safe true, correct and complete copies of all loan documents with respect to each Loan (the “Loan Documents”) and all Loan Documents remain in full force and effect. The applicable Subsidiary represents that it has possession or custody of the original file of Loan Documents with respect to each Loan, including, without limitation, the original promissory note or notes for each Loan. No party under any Loan Document is in default thereunder beyond notice and grace periods, and no Subsidiary has delivered a notice of an event of default to any borrower or guarantor.

(i)             Other than the Star Properties, neither Star nor any of its Subsidiaries own, directly or indirectly, any fee simple, leasehold or other ownership interest in any real property as of the Effective Time that will not be owned by SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution. There are no outstanding options, rights of first offer or rights of first refusal or other rights to purchase any Star Owned or Leased Properties or any portion thereof or interest therein and there are no agreements to enter into any contract for sale or letter of intent to sell any Star Property or any portion thereof, which, in each case, is in favor of any party other than Star or a Subsidiary of Star or Safe. Neither Star nor any of its Subsidiaries is a party to any agreement pursuant to which Star or any of its Subsidiaries manages, or manages the development of, any material real property for any other party.

Section 4.16            Environmental Matters.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect:

(i)            (A) Star, each of its Subsidiaries and each of the Star Properties are, and since December 31, 2019 have been, in compliance with all applicable Environmental Laws, which has included obtaining, maintain and complying with all Permits required under Environmental Laws; (B) there is no litigation, Action, investigation, request for information or other proceeding pending or, to the knowledge of Star, threatened against, and no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against, Star or any of its Subsidiaries under any Environmental Laws; and (C) since December 31, 2019 (or earlier to the extent unresolved), Star has not received any written notice regarding any actual or alleged violation of or liability under any Environmental Laws.

(ii)           Neither Star nor any of its Subsidiaries has any liability (contingent or otherwise) under any Environmental Law with respect to any release or disposal of, contamination by, or exposure of any person to any Hazardous Materials, none of the Star Properties are contaminated by any Hazardous Materials, and, to the knowledge of Star, there are currently no asbestos-containing materials, polychlorinated biphenyls, or underground storage tanks, active or abandoned, used for the storage of Hazardous Materials at any Star Properties in violation of applicable Environmental Laws.

(b)            Star and its Subsidiaries have made available to Safe all environmental assessments, audits and reports and other material environmental, health or safety documents relating to the Star Properties that are in their possession or reasonable control.

Section 4.17            Intellectual Property, Rights Information Technology and Data Security. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, (a) Star and its Subsidiaries exclusively own or have a valid license or other right to use all Intellectual Property Rights (including any registrations or applications for registration of any of the foregoing) that will be used in or necessary to carry on their business after the SpinCo Reorganization and the SpinCo Distribution (collectively, the “Star Intellectual Property”) free and clear of all Liens (except for Permitted Liens) and the consummation of the transactions contemplated by this Agreement will not adversely affect such ownership or license or right to use, (b) Section 4.17(b) of the Star Disclosure Letter contains a complete and accurate list of all registered or applied for Star Intellectual Property owned by Star or any of its Subsidiaries that will continue to be owned by them after the SpinCo Reorganization and the SpinCo Distribution, all of which is valid and enforceable, (c) all Persons who have been involved in the development of any Intellectual Property Rights for Star or any of its Subsidiaries have signed agreements assigning to Star or the applicable Subsidiary of Star all such Intellectual Property Rights (except to the extent such Intellectual Property Rights vest initially in Star or its Subsidiaries by operation of Law), (d) no proprietary source code of Star or its Subsidiaries has been disclosed to any third party, (e) neither Star nor any of its Subsidiaries is subject to any license of Open Source Software that requires Star or any of its Subsidiaries to provide any source code for any proprietary software to any Person, (f) neither Star nor any of its Subsidiaries has infringed, misappropriated or violated and neither Star nor any of its Subsidiaries has received any written notice of infringement, misappropriation or violation of the rights of others with respect to the conduct of the business of Star and its Subsidiaries or the use of any Star Intellectual Property, (g) to the knowledge of Star, no Person is infringing on, misappropriating or violating any of the Star Intellectual Property, (h) Star and each of its Subsidiaries has taken commercially reasonable steps to safeguard the confidentiality, security and integrity of the Systems and such Systems are free from any virus, malware or material vulnerability and are sufficient for the operation of the business of Star and its Subsidiaries and (i) there have been no material failures, breakdowns, continued substandard performance or other adverse events affecting any Systems that have not been remediated in all material respects and since December 31, 2019, neither Star nor any of its Subsidiaries has experienced a Security Incident.

Section 4.18            Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect, (a) the permits, licenses, approvals, variances, exemptions, orders, franchises, certifications and authorizations from Governmental Entities and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy (collectively, “Permits”), held by Star and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by Star and its Subsidiaries and for the operation of the Star Properties, (b) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (c) neither Star nor any of its Subsidiaries has received any claim or notice indicating that Star or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to the knowledge of Star, no such noncompliance exists.

Section 4.19            Insurance. Star and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as is reasonable and customary for their business. Star or the applicable Subsidiary of Star has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect. All such policies are valid, outstanding and enforceable and neither Star nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Star or any of its Subsidiaries received any notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business or such as is normal and customary in Star’s industry.

Section 4.20            Brokers or Finders. Neither Star nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution or the Star Stock Issuance or the other transactions contemplated by this Agreement, except that the Star Special Committee has employed Lazard Freres & Co. LLC as its financial advisor.

Section 4.21            Opinion of Star Special Committee Financial Advisor. The Star Special Committee has received the written opinion of its financial advisor, Lazard Freres & Co. LLC, to the effect that, as of the date of the opinion and subject to the assumptions and limitations set forth therein, the Common Stock Merger Consideration and SpinCo Common Shares to be received by the holders of Star’s Common Stock pursuant to this Agreement is fair, from a financial point of view, to Star. A true and correct copy of such opinion will be provided to Safe by Star solely for informational purposes after the date of this Agreement.

Section 4.22            No Additional Representations. Except for the representations and warranties contained in Article III, Star acknowledges that neither Safe nor any Subsidiary or Representative of Safe makes, and Star acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Safe or with respect to any other information provided or made available to Star in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Star or to Star’s Subsidiaries and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1              Covenants of Safe.

(a)             From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 5.1 of the Safe Disclosure Letter, (iii) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Safe or any of its Subsidiaries, (iv) in connection with COVID-19 Measures or (v) with Star’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed) or knowledge, Safe shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct their businesses, taken as a whole, in the ordinary course of business and, consistent with the foregoing, use reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, and shall maintain the status of Safe as a REIT.

(b)             From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 5.1 of the Safe Disclosure Letter, (iii) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Safe or any of its Significant Subsidiaries, (iv) in connection with COVID-19 Measures or (v) with Star’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Safe shall not, and shall not permit any of its Subsidiaries to, do any of the following (it being understood that if any action or inaction is permitted by any clause under this Section 5.1(b) such action or inaction shall be deemed permitted pursuant to Section 5.1(a)):

(i)            other than in the ordinary course of business or in a manner that is not adverse to Safe in any material respect, amend any of the Organizational Documents of Safe or the Safe Operating Partnership or waive any provision thereunder;

(ii)           split, combine, subdivide or reclassify any shares of capital stock or other equity interests of Safe or the Safe Operating Partnership;

(iii)          declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Safe or any of its Subsidiaries or other equity securities or ownership interests in Safe or any of its Subsidiaries, except for (A) the declaration and payment by Safe of dividends, payable quarterly with declaration, record and payment dates consistent with past practice, at a rate not to exceed a quarterly rate of $0.20 per share of Safe Common Stock, and (B) the declaration and payment of dividends or other distributions (including distributions of assets to Safe or to another direct or indirect wholly owned Subsidiary of Safe) by any direct or indirect wholly owned Subsidiary of Safe or Safe; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 5.1(b)(iii), Safe and any of its Subsidiaries shall, subject to Section 6.9, be permitted to make distributions, including under Section 858 or Section 860 of the Code, reasonably necessary for Safe or any of its Subsidiaries that is qualified as a REIT under the Code as of the date hereof to maintain its qualification as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law (any such distribution described in this proviso, a “Special Safe Distribution”);

(iv)          except for (A) issuances of shares of Safe Common Stock upon the exercise or settlement of Safe Equity Awards in accordance with the terms of the Safe Equity Plan and awards as in effect on the date of this Agreement and (B) issuances by a wholly owned Subsidiary of its capital stock to its parent or to another wholly owned Subsidiary of Safe, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of Safe’s capital stock or other equity interests or that of a Subsidiary of Safe, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Safe Equity Plan or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or equity interests or Voting Debt, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, such shares or other equity interests or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(v)           repurchase, redeem or otherwise acquire, or permit any Subsidiary of Safe to redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible into or exercisable for any shares of its capital stock or other equity interests, except for acquisitions of shares of Safe Common Stock tendered by holders of Safe Equity Awards in accordance with the terms of the Safe Equity Plan and awards as in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(vi)          enter into or adopt a plan of merger, liquidation, consolidation, dissolution, recapitalization or reorganization or resolutions providing for or authorizing a merger, liquidation, consolidation, dissolution, recapitalization or reorganization, including any bankruptcy related action or reorganization, in each case other than transactions solely between or among wholly owned Subsidiaries of Safe;

(vii)         other than acquisitions (whether by means of merger, share exchange, consolidation, tender offer, asset or stock purchase or otherwise) and other business combinations and acquisitions (collectively, “Acquisitions”) (A) that would not reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement, and (B) which are made in the ordinary course of Safe’s business, acquire, by merging or consolidating with, by purchasing an equity interest in or assets of, by forming a partnership or joint venture with, or by any other manner, any real property, any personal property, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, in each case other than transactions solely between or among wholly owned Subsidiaries of Safe;

(viii)        sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, or agree to any option that would require a sale or other transfer of, any property or assets, except (A) pledges and encumbrances on property and assets in the ordinary course of business and that would not be material to any assets of Safe or any of its Subsidiaries, (B) with respect to property or assets with a fair market value of less than $30,000,000, (C) transactions solely between or among wholly owned Subsidiaries of Safe, and (D) sales required by existing purchase rights or options existing on the date of this Agreement and made available to Star prior to the date of this Agreement;

(ix)           incur, create, assume, refinance, prepay or replace any Indebtedness or issue or amend or modify the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of Safe), in each case, other than in the ordinary course of business, except (A) Indebtedness of any wholly owned Subsidiary of Safe to Safe or to another wholly owned Subsidiary of Safe, and (B) the refinancing of any existing Indebtedness of Safe or any of its Subsidiaries to the extent that (1) the material terms and conditions of any newly incurred Indebtedness are reasonable market terms, (2) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing (other than to pay for accrued but unpaid interest on such refinanced Indebtedness and the reasonable fees and expenses incurred in connection with such refinancing or to pay costs) and (3) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of Safe or any of its Subsidiaries under, or result in the creation of any lien under such Indebtedness, or would reasonably likely require the preparation of separate financial statements of Safe and/or any of its Subsidiaries following the Closing;

(x)            change its methods of accounting or accounting policies, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law or the SEC;

(xi)          enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Safe Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Safe Material Contract), except for (A) any action permitted under clauses (A) through (B) of Section 5.1(b)(ix) or under Section 5.1(b)(xii), or (B) any termination or renewal in accordance with the terms of any existing Safe Material Contract that occurs automatically without any action by Safe or any of its Subsidiaries;

(xii)          make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Safe or a wholly owned Subsidiary of Safe to Safe or another wholly owned Subsidiary of Safe, or (B) loans, advances or capital contributions required to be made under any Safe Lease or in the ordinary course of business;

(xiii)        take any action, or fail to take any action, which would reasonably be expected to cause Safe to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv)        make or commit to make any capital expenditures, other than in the ordinary course of business (including routine maintenance and repairs and in respect of new construction) or to address obligations under existing contracts or in connection with emergency repairs;

(xv)         take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvi)        make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or surrender any right to claim any material refund of Taxes, except in each case as necessary or appropriate to (A) preserve Safe’s qualification as a REIT under the Code, or (B) preserve the status of any Subsidiary of Safe as a partnership or disregarded entity for U.S. federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be; or

(xvii)       agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 5.1.

(c)            Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.9, nothing in this Agreement shall prohibit Safe from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of Safe, upon advice of counsel to Safe, is reasonably necessary for Safe to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of Safe in accordance with this Agreement or otherwise.

(d)            Safe shall (i) use its reasonable best efforts to obtain the opinions of counsel described in Section 7.2(d) and Section 7.3(d), (ii) deliver to Kirkland & Ellis LLP (or such other counsel rendering such opinion) and Clifford Chance US LLP (or such other counsel rendering such opinion) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Safe, containing representations of Safe as shall be reasonably necessary or appropriate to enable Kirkland & Ellis LLP (or such other counsel rendering such opinion) and Clifford Chance US LLP (or such other counsel rendering such opinion) to render the opinions described in Section 7.2(d) and Section 7.3(c) respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (an “Safe Tax Representation Letter”), and (iii) deliver to Kirkland & Ellis LLP an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Safe and containing representations of Safe as shall be reasonably necessary or appropriate to enable Kirkland & Ellis LLP to render the opinion described in Section 7.3(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

Section 5.2              Covenants of Star.

(a)             From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 5.2 of the Star Disclosure Letter, (iii) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Star or any of its Subsidiaries, (iv) in connection with COVID-19 Measures or (v) with Safe’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Star shall, and shall cause each of its Subsidiaries to, (A) use reasonable best efforts to conduct its business in the ordinary course of business and, consistent with the foregoing, use reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, (B) shall maintain the status of Star as a REIT and (C) not cause Safe or any of its Subsidiaries, to directly or indirectly, take any actions or fail to take any actions, as a result of which actions or failure to take actions Safe or any of its Subsidiaries would be unable to satisfy the conditions set forth in Section 7.1 or Section 7.3 of this Agreement or would be in breach of this Agreement.

(b)            From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except as (i) expressly contemplated or required by this Agreement, (ii) set forth in Section 5.2 of the Star Disclosure Letter, (iii) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Star or any of its Subsidiaries, (iv) in connection with COVID-19 Measures or (v) with Safe’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Star shall not, and shall not permit any of its Subsidiaries to, do any of the following (it being understood that if any action or inaction is permitted by any clause under this Section 5.2(b) such action or inaction shall be deemed permitted pursuant to Section 5.2(a)):

(i)            amend any of the Organizational Documents of Star or any of its Subsidiaries (other than the Organizational Documents of SpinCo and Subsidiaries of Star that will be Subsidiaries of SpinCo in connection with the SpinCo Reorganization) or waive any provision thereunder, other than the Charter Amendment and the Par Value Charter Amendment;

(ii)           split, combine, subdivide or reclassify any shares of capital stock or other equity interests of Star or any of its Subsidiaries (other than the Reverse Split);

(iii)          enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;

(iv)          declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Star or any of its Subsidiaries or other equity securities or ownership interests in Star or any of its Subsidiaries, except for (A) the declaration and payment by Star of dividends, payable quarterly with declaration, record and payment dates consistent with past practice, at a rate not to exceed a quarterly rate of $0.125 per share of Star Common Stock, (B) the declaration and payment by Star of dividends pursuant to the terms of the Star Series D Preferred Stock, Star Series G Preferred Stock and Star Series I Preferred Stock, (C) the declaration and payment of dividends or other distributions to Star by any direct or indirect wholly owned Subsidiary of Star, (D) distributions among wholly-owned Subsidiaries as part of the SpinCo Reorganization and (E) the SpinCo Distribution; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 5.2(b)(iv), Star and any of its Subsidiaries shall, subject to Section 6.9, be permitted to make distributions, including under Section 858 or Section 860 of the Code, reasonably necessary for Star or any of its Subsidiaries that is qualified as a REIT under the Code as of the date hereof to maintain its qualification as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law (any such distribution described in this proviso, a “Special Star Distribution”);

(v)           except for (A) issuances of shares of Star Common Stock upon the exercise or settlement of Star equity awards in accordance with the terms of the applicable Star Equity Plan and awards as in effect on the date of this Agreement, (B) issuances by a wholly owned Subsidiary of its capital stock or other equity interests to its parent or to another wholly owned Subsidiary of Star and (C) issuances of Star Common Stock in connection with (i) conversions of Star Convertible Notes in accordance with the terms of the Star Convertible Notes Indenture or (ii) exchanges of Star Convertible Notes in accordance with the limitations set forth in Section 5.2(b)(v) of the Star Disclosure Letter, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of Star’s capital stock or other equity interests or that of a Subsidiary of Star, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Star Equity Plans or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or equity interests or Voting Debt, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, such shares or other equity interests or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(vi)          repurchase, redeem or otherwise acquire, or permit any Subsidiary of Star to redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible into or exercisable for any shares of its capital stock or other equity interests, except for (A) acquisitions of shares of Star Common Stock tendered by holders of Star equity awards in accordance with the terms of the applicable Star Equity Plan and awards as in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) acquisitions of Star Convertible Notes in connection with conversion of Star Convertible Notes for Star Common Stock in accordance with the Star Convertible Notes Indenture or exchange of Star Convertible Notes in accordance with the limitations set forth in Section 5.2(b)(vi) of the Star Disclosure Letter;

(vii)         enter into or adopt a plan of merger, liquidation, consolidation, dissolution, recapitalization or reorganization or resolutions providing for or authorizing a merger, liquidation, consolidation, dissolution, recapitalization or reorganization, including any bankruptcy related action or reorganization, in each case other than transactions solely between or among wholly owned Subsidiaries of Star and other than in connection with SpinCo Reorganization and SpinCo Distribution;

(viii)        other than Acquisitions (A) that would not reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement, and (B) for which the fair market value of the total consideration paid by Star and its Subsidiaries in such Acquisitions does not exceed $2,500,000 per calendar quarter in the aggregate, acquire, by merging or consolidating with, by purchasing an equity interest in or assets of, by forming a partnership or joint venture with, or by any other manner, any real property, any personal property, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, in each case other than transactions solely between or among wholly owned Subsidiaries of Star;

(ix)           sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets (tangible or intangible), or voluntarily exercise any purchase or sale rights or rights of first offer, except (A) pledges and encumbrances on property and assets in the ordinary course of business and that would not be material to any Star Property or any other assets of Star or any of its Subsidiaries, (B) with respect to property or assets with a fair market value of less than $30,000,000 per calendar quarter in the aggregate, (C) transactions solely between or among wholly owned Subsidiaries of Star, (D) sales required by existing purchase rights or options existing on the date of this Agreement and made available to Safe prior to the date of this Agreement, (E) sales of assets that would otherwise be owned by SpinCo and its Subsidiaries after the SpinCo Distribution if such assets had not been sold, (F) sales of Safe Common Stock expressly permitted in the Voting Agreement, (G) syndicating limited partnership interests in the Star Joint Ventures and (H) sales of GL+ assets to Safe pursuant to existing agreements between Star and Safe to purchase the assets;

(x)            incur, create, assume, refinance, prepay or replace any Indebtedness or issue or amend or modify the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of Star), except (A) Indebtedness incurred under Star’s existing revolving credit facility for working capital purposes in the ordinary course of business, (B) Indebtedness of any wholly owned Subsidiary of Star to Star or to another wholly owned Subsidiary of Star, and (C) the refinancing of any existing Indebtedness of Star or any of its Subsidiaries to the extent that (1) the material terms and conditions of any newly incurred Indebtedness are reasonable market terms and (2) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing (other than to pay for accrued but unpaid interest on such refinanced Indebtedness and the reasonable fees and expenses incurred in connection with such refinancing) and (D) the redemption of Star’s Existing Notes and the termination of the Star Credit Facilities in accordance with Section 6.12;

(xi)           change its methods of accounting or accounting policies, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law or the SEC;

(xii)         enter into, renew, modify, amend or terminate, waive, release, compromise or assign any material rights or claims under, any Star Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Star Material Contract), or materially changes its course of conduct under the Management Agreement or alter its past practices for computing amounts payable thereunder, except for (A) any action permitted under Section 5.2(b)(iii), clauses (A) through (C) of Section 5.2(b)(x) or under Section 5.2(b)(xiii), (B) entering into any new Contract or renewing any Contract in the ordinary course of business on market terms or (C) any termination or renewal in accordance with the terms of any existing Star Material Contract that occurs automatically without any action by Star or any of its Subsidiaries;

(xiii)         enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Star Lease (or any lease for real property that, if existing as of the date hereof, would be a Star Lease), except for (A) entering into any new lease or renewing any Star Lease in the ordinary course of business on market terms, (B) terminating any Star Lease as a result of a default by the counterparty to such Star Lease (in accordance with the terms of such Star Lease and subject to any applicable cure period therein), or (C) any termination or renewal in accordance with the terms of any existing Star Lease that occurs automatically without any action by Star or any of its Subsidiaries;

(xiv)        make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Star or a wholly owned Subsidiary of Star to Star or another wholly owned Subsidiary of Star, (B) loans or advances required to be made under any Star Lease or (C) loans made in the ordinary course of business;

(xv)         take any action, or fail to take any action, which would reasonably be expected to cause Star to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xvi)        take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvii)       make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or surrender any right to claim any material refund of Taxes, except in each case as necessary or appropriate to (A) preserve Star’s qualification as a REIT under the Code, or (B) preserve the status of any Subsidiary of Star as a partnership or disregarded entity for U.S. federal income tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xviii)      other than with respect to matters for which Star and its Subsidiaries will not be responsible after giving effect to the SpinCo Reorganization and the SpinCo Distribution, waive, release, assign, settle or compromise any claim, action, litigation, arbitration or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $2,500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Star or any of its Subsidiaries, and (C) do not provide for any admission of any liability by Star or any of its Subsidiaries;

(xix)         except as required by applicable Law or the terms of any Star Benefit Plan in effect as of the date hereof and listed on Section 4.10(a) of the Star Disclosure Letter, (A) increase or materially decrease the compensation of any current or former directors, employees or other individual service providers of Star or any of its Subsidiaries, (B) grant any new equity-based awards to any current or former directors, employees or other individual service providers of Star or any of its Subsidiaries, other than any equity-based awards granted in the ordinary course of business; (C) establish, adopt, enter into or amend any Star Benefit Plan or any other benefit or compensation plan, policy, program, agreement or arrangement that would be a Star Benefit Plan if in effect on the date hereof or (D) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Star Benefit Plan; except, in the case of clauses (B) and (C), (1) in conjunction with annual renewal or plan design changes for the Star Benefit Plans providing group health or welfare benefits that are made in the ordinary course of business and do not materially increase the cost to Star or any of its Subsidiaries or (2) in conjunction with new hires, promotions and changes in job position or status of any current employee or other service provider, consistent with past practice (including taking actions otherwise prohibited by Section 5.2(b)(v) when consistent with past practice);

(xx)          negotiate, extend, or enter into any Labor Agreement or recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any employees of Star or its Subsidiaries;

(xxi)         implement any reductions in force, plant closings, temporary layoffs, material work schedule changes or other such actions that could implicate the WARN Act;

(xxii)        waive or release any restrictive covenant obligation of any current or former employee or independent contractor;

(xxiii)       enter into any Contract with, or engage in any transaction with, any of its Affiliates (other than its Subsidiaries, or, with the prior approval of the independent directors of each of Safe and Star, Star or Subsidiaries of Star), directors or stockholders (or Affiliates of the foregoing (other than its Subsidiaries, or, with the prior approval of the independent directors of each of Safe and Star, Star or Subsidiaries of Star), other than transactions with directors and officers in the ordinary course as long as such transactions applicable for all directors or all officers, respectively, and other than as expressly permitted by the foregoing clause (xix); or

(xxiv)      agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 5.2.

(c)            Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.9, nothing in this Agreement shall prohibit Star from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of Star, upon advice of counsel to Star, is reasonably necessary for Star to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of Star in accordance with this Agreement or otherwise.

(d)            Star shall (i) use its reasonable best efforts to obtain the opinion of counsel described in Section 7.2(e) and Section 7.3(c), (ii) deliver to Clifford Chance US LLP (or such other counsel rendering such opinion) and Kirkland & Ellis LLP (or such other counsel rendering such opinion) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Star, containing representations of Star as shall be reasonably necessary or appropriate to enable Clifford Chance US LLP (or such other counsel rendering such opinion) and Kirkland & Ellis LLP (or such other counsel rendering such opinion) to render the opinions described in Section 7.2(d) and Section 7.3(c), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (a “Star Tax Representation Letter”); and (iii) deliver to Clifford Chance US LLP (or such other counsel rendering such opinion) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Star, containing representations of Star as shall be reasonably necessary or appropriate to enable Clifford Chance US LLP (or such other counsel rendering such opinion) to render the opinion described in Section 7.2(e) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(e)            Following the Effective Time, Star shall use commercially reasonable efforts to take any action reasonably required to be taken by Star, as successor to Safe, in order to cure any failure of Safe to qualify as a REIT for U.S. federal income tax purposes for any period ending on or prior to the Effective Time, unless Star determines that such action would have a material adverse impact on Star.

Article VI
ADDITIONAL AGREEMENTS

Section 6.1              Preparation of Joint Proxy Statement; Stockholders Meetings.

(a)            As promptly as reasonably practicable following the date of this Agreement, Star and Safe shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Safe stockholders at the Safe Stockholders Meeting and to the Star stockholders at the Star Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Star shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the Star Stock Issuance (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of Star and Safe shall furnish all information required to be disclosed in the Form S-4 and Joint Proxy Statement/Prospectus concerning itself, its Affiliates and the holders of its capital stock to the other, including all information necessary for the preparation of pro forma financial statements, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus. Prior to filing the Form S-4 (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Star and Safe shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response, and each Party will provide the other Party with a copy of all such filings made with the SEC. Star and Safe shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Star and Safe shall, as promptly as practicable after receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each Party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger, and each Party shall furnish all information concerning it, its Affiliates and the holders of its capital stock as may be reasonably requested in connection with any such action. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Star Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If, at any time prior to the Effective Time, any information relating to either of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Star and Safe.

(b)          Safe shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Safe Stockholders Meeting”) for the purpose of obtaining the Safe Required Vote. Unless a Change in Safe Recommendation has occurred in accordance with Section 6.4, Safe and the Board of Directors of Safe shall use their reasonable best efforts to obtain from the stockholders of Safe the Safe Required Vote. Unless a Change in Safe Recommendation has occurred in accordance with Section 6.4, Safe and its Board of Directors will recommend to its stockholders approval of the Merger and Safe shall cause the Joint Proxy Statement/Prospectus and the Form S-4 to include such recommendation. Notwithstanding the foregoing provisions of this Section 6.1(b), if, on the date for which the Safe Stockholders Meeting is scheduled, Safe has not received proxies representing a sufficient number of shares of Safe Common Stock to obtain the Safe Required Vote, whether or not a quorum is present, Safe shall have the right to (and at the request of Star shall) make one or more successive postponements or adjournments of the Safe Stockholders Meeting; provided that, without the prior consent of Star, the Safe Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Safe Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Nothing contained in this Agreement (absent termination of this Agreement in accordance with its terms) shall be deemed to relieve Safe of its obligation to submit the Merger to its stockholders for a vote on the approval thereof. Safe agrees that, unless this Agreement shall have been terminated in accordance with Section 8.1, its obligations to hold the Safe Stockholders Meeting pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Safe or its Board of Directors of any Acquisition Proposal, by any Change in Safe Recommendation or by any development, fact, circumstance or change that would give rise to a right to make a Change in Safe Recommendation.

(c)            Star shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Star Stockholders Meeting”) for the purpose of obtaining the Star Required Vote. Unless a Change in Star Recommendation has occurred in accordance with Section 6.4, Star and the Board of Directors of Star shall use its reasonable best efforts to obtain from the stockholders of Star the Star Required Vote. Unless a Change in Star Recommendation has occurred in accordance with Section 6.4, Star and its Board of Directors will recommend to its stockholders approval of the Merger and the Star Stock Issuance and Star shall cause the Joint Proxy Statement/Prospectus and the Form S-4 to include such recommendation. Notwithstanding the foregoing provisions of this Section 6.1(c), if, on the date for which the Star Stockholders Meeting is scheduled, Star has not received proxies representing a sufficient number of shares of Star Common Stock to obtain the Star Required Vote, whether or not a quorum is present, Star shall have the right to (and at the request of Safe shall) make one or more successive postponements or adjournments of the Star Stockholders Meeting; provided that, without the prior consent of Safe, the Star Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Star Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Nothing contained in this Agreement (absent termination of this Agreement in accordance with its terms) shall be deemed to relieve Star of its obligation to submit the Merger and the Star Stock Issuance to its stockholders for a vote on the approval thereof. Star agrees that, unless this Agreement shall have been terminated in accordance with Section 8.1, its obligations to hold the Star Stockholders Meeting pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Star or its Board of Directors of any Acquisition Proposal, by any Change in Star Recommendation or by any development, fact, circumstance or change that would give rise to a right to make a Change in Star Recommendation.

(d)            Each of Star and Safe shall cooperate and use their reasonable best efforts to cause the Star Stockholders Meeting and the Safe Stockholders Meeting to be held on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 6.2              Access to Information. Upon reasonable notice, and at the reasonable request of Safe, Star shall (and shall cause its Subsidiaries to) afford to the Representatives of Safe, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties (other than for purposes of invasive testing), books, contracts, records and Representatives; provided that all such access shall be coordinated through Star or its Representatives in accordance with such procedures as they may reasonably establish. Neither Star nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No such investigation by Safe shall affect the representations and warranties of Star.

Section 6.3              Efforts.

(a)            Subject to the terms and conditions of this Agreement, each of Star and Safe shall use its reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, (i) each of Star and Safe shall (A) use its reasonable best efforts to cooperate with the other Party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, permits or authorizations are required to be obtained prior to the Closing from, any Governmental Entity or any other Person in connection with the execution and delivery of this Agreement and the consummation of the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance and the other transactions contemplated by this Agreement and in timely making all such filings, (B) promptly furnish the other Party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other Party may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Entity, (C) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any applicable Laws by any Governmental Entity, and (D) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance and the other transactions contemplated by this Agreement under any applicable Laws as promptly as practicable and (ii) Star shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Additional Cash Proceeds as promptly as practicable and in any event prior to the Outside Date.

(b)            Each of the Parties shall, in connection with the efforts referenced in Section 6.3(a), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance or the other transactions contemplated by this Agreement, and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other Party with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party to review in draft any proposed substantive or other non-ministerial communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or substantive or other non-ministerial telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or substantive or other non-ministerial discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws. In furtherance of the foregoing, prior to being exchanged with the other Party, any materials may be redacted (A) to remove references concerning the valuation of Star, Safe or the Surviving Corporation; (B) as necessary to comply with contractual arrangements entered into prior to the date of this Agreement or applicable Laws; and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Star shall keep Safe promptly informed of its efforts to obtain the Additional Cash Proceeds and shall promptly furnish Safe with all information and documents reasonably requested by Safe or its Representatives in connection with such efforts.

(c)            In furtherance and not in limitation of the foregoing, each of Star and Safe shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(d)            Star and Safe shall reasonably cooperate with each other and use their respective reasonable best efforts to take such actions as the other may reasonably request to obtain any consents from any third parties (excluding any Governmental Entity) as may be reasonably required to consummate the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance or the other transactions contemplated by this Agreement; provided that Star and Safe shall not be required to, and shall not without the other Party’s written approval (not to be unreasonably withheld, conditioned or delayed), incur any material expenses or liabilities in order to obtain such consents.

(e)            Each of Safe and Star shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance or any other transactions contemplated by this Agreement, use all reasonable best efforts to ensure that the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance and the other transactions contemplated hereby.

Section 6.4              Non-Solicitation; Change in Recommendation.

(a)            Each of Safe and Star agrees that it will and will cause its Subsidiaries and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

(b)            Each of Safe and Star agrees that neither it nor any of its Subsidiaries nor any of the Affiliates, directors, officers and employees of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) initiate, solicit, propose, knowingly encourage or facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or any other effort or attempt to make or implement an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (iii) provide any nonpublic information or data to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, business combination agreement, sale or purchase agreement or share exchange agreement, option agreement or any other similar agreement related to any Acquisition Proposal (an “Acquisition Agreement”) or (v) propose or agree to do any of the foregoing.

(c)            Notwithstanding the foregoing, prior to its respective meeting of stockholders to be held pursuant to Section 6.1, in response to an unsolicited, bona fide written Acquisition Proposal (that did not result from such Party’s breach of this Section 6.4) made after the date of this Agreement, subject to compliance with the other terms of this Section 6.4 and Safe or Star, as applicable, first entering into an Acceptable Confidentiality Agreement with the Person who has made such Acquisition Proposal, Safe or Star, as applicable, shall be permitted to (A) engage in discussions and negotiations with the Person who has made such Acquisition Proposal and (B) provide any nonpublic information or data in response to a request therefor to the Person who has made such Acquisition Proposal; provided that prior to taking any action described in clause (A) or (B) above, the Safe Special Committee or the Star Special Committee, as applicable, determines in good faith after consultation with outside legal counsel that (1) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (2) the failure to take such action would be inconsistent with the duties of the directors of the applicable board under applicable Law. Safe or Star, as applicable, shall provide the other with a copy of any nonpublic information or data provided to any Person pursuant to the prior sentence prior to or simultaneously with furnishing such information to such Person, unless such information has been previously made available to Safe or Star, as applicable.

(i)            Each of Safe and Star shall notify the other Party promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such Party or any of its Subsidiaries by any Person that informs such Party or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any Person seeking to have discussions or negotiations with such Party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related material documentation or material correspondence, including proposed agreements). Each Party shall also promptly, and in any event within 48 hours, notify the other Party if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.4(c) and keep the other Party reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a reasonably current basis, including by providing a copy of all material documentation or material correspondence relating thereto, including proposed agreements and any material change in its intentions as previously notified.

(ii)           Except as provided in Section 6.4(c)(iii) or Section 6.4(c)(iv), neither the Board of Directors of Safe, the Board of Directors of Star, nor any committee thereof shall withhold, withdraw, qualify or modify in any manner adverse to the other Party, or propose publicly or resolve to withhold, withdraw, qualify or modify in any manner adverse to the other Party, the approval, recommendation or declaration of advisability by the Board of Directors of Safe or the Board of Directors of Star, as applicable, or any such committee thereof, of this Agreement, the Merger or the other transactions contemplated hereby (a “Change in Safe Recommendation” or a “Change in Star Recommendation,” respectively).

(iii)          Notwithstanding anything in this Agreement to the contrary (but subject to this Section 6.4(c)(iii)), prior to its respective meeting of stockholders to be held pursuant to Section 5.1, with respect to an Acquisition Proposal, the Board of Directors of Safe (acting on the recommendation of the Safe Special Committee) or Board of Directors of Star (acting on the recommendation of the Star Special Committee), as applicable, may make a Change in Safe Recommendation or a Change in Star Recommendation, as applicable, or authorize Safe or Star, as applicable, to terminate this Agreement to enter into an Acquisition Agreement, in each case, if and only if (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 6.4) is made to Safe or Star, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of Safe (acting upon the recommendation of the Safe Special Committee) or the Board of Directors of Star (acting on the recommendation of the Star Special Committee), as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of Safe (acting on the recommendation of the Safe Special Committee) or the Board of Directors of Star (acting on the recommendation of the Star Special Committee), as applicable, has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the duties of the directors of the applicable board under applicable Law, (D) five Business Days shall have elapsed since the time the Party proposing to take such action has given written notice to the other Party advising such other Party that the notifying Party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Notice of Superior Proposal Recommendation Change”) (it being understood that any amendment to any material term of such Superior Proposal (including any change in the form or amount of consideration) shall require a new Notice of Superior Proposal Recommendation Change and a new five Business Day period), (E) during such five Business Day period, the notifying Party has considered and, at the reasonable request of the other Party, engaged in good faith discussions with such Party regarding, any adjustment or modification of the terms of this Agreement proposed by the other Party, and (F) the applicable Board of Directors proposing to take such action, following such five Business Day period, acting at the recommendation of the Safe Special Committee or the Star Special Committee, as applicable, again determines in good faith (after consultation with outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party) that such Acquisition Proposal constitutes a Superior Proposal and failure to do so would be inconsistent with the duties of the directors of the applicable board under applicable Law; provided, that in the case of termination of this Agreement to enter into an Acquisition Agreement pursuant to this Section 6.4(c)(iii), (1) the terminating Party shall pay or cause to be paid to the other Party the Safe Termination Fee or the Star Termination Fee, as applicable, required to be paid pursuant to Section 8.2(b) or Section 8.2(c), respectively, in connection with such termination and (2) neither the Party nor any Subsidiary or Representative thereof shall enter into any Acquisition Agreement unless this Agreement has been or is prior to or substantially concurrently terminated in accordance with its terms.

(iv)          Notwithstanding anything in this Agreement to the contrary (but subject to this Section 6.4(c)(iv)), in circumstances not involving or relating to an Acquisition Proposal, prior to its respective meeting of stockholders to be held pursuant to Section 5.1, the Board of Directors of Safe or Board of Directors of Star, as applicable, may make a Change in Safe Recommendation or a Change in Star Recommendation, as applicable, if and only if (A) a material change or development has occurred or arisen after the date of this Agreement that was neither known to such Party or its directors nor reasonably foreseeable as of the date of this Agreement (and which change or development does not involve or relate to an Acquisition Proposal), (B) the Board of Directors of Safe (acting on the recommendation of the Safe Special Committee) or the Board of Directors of Star (acting on the recommendation of the Star Special Committee), as applicable, has determined in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with the applicable board’s duties under applicable Law, (C) five Business Days shall have elapsed since the time the Party proposing to take such action has given written notice to the other Party advising such other Party that the notifying Party intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such five Business Day period, the notifying Party has considered and, at the reasonable request of the other Party, engaged in good faith discussions with such Party regarding, any adjustment or modification of the terms of this Agreement proposed by the other Party, and (E) the applicable Board of Directors proposing to take such action, following such five Business Day period, acting at the recommendation of the Safe Special Committee or the Star Special Committee, as applicable, again determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party) that failure to do so would be inconsistent with the applicable board’s duties under applicable Law.

(v)           Nothing contained in this Section 6.4 shall prohibit the Board of Directors of Safe, the Safe Special Committee, the Board of Directors of Star or the Star Special Committee, as applicable, from: (A) taking and disclosing to the stockholders of Safe or Star, as applicable, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (B) making any “stop, look and listen” communication to the stockholders of Safe or Star, as applicable pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing clause (A) or (B) shall not permit the Board of Directors of Safe, the Board of Directors of Star or any committee thereof, as applicable, to make any Change in Safe Recommendation or Change in Star Recommendation, as applicable, except as permitted by Section 6.4(c)(iii) or Section 6.4(c)(iv).

Section 6.5              Listing of Shares. Star shall use reasonable best efforts to cause (a) the shares of Star Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE and (b) the SpinCo Common Shares being distributed in connection with the SpinCo Distribution to be approved for listing on the Designated Exchange, in each case, subject to official notice of issuance.

Section 6.6             Fees and Expenses. Whether or not the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and/or the Star Stock Issuance are consummated, all costs and expenses incurred in connection with this Agreement, the Separation and Distribution Agreement and the transactions contemplated hereby and thereby shall be paid by the Party incurring such expense, except as otherwise provided in Section 8.2. Any expenses incurred by Star in connection with this Agreement, the Separation and Distribution Agreement and the transactions contemplated hereby and thereby shall not constitute Expenses (as such term is defined under the Management Agreement) reimbursable to the Manager by Safe pursuant to Section 10 of the Management Agreement.

Section 6.7              Indemnification and D&O Insurance.

(a)            For six years from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless all past and present directors and officers of Safe and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the extent permitted by applicable Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), in connection with such Indemnified Parties serving as a director, officer, employee, agent or other fiduciary of Safe or any of its Subsidiaries or of any other Person if such service was at the request or for the benefit of Safe or any of its Subsidiaries, in each case to the extent permitted by Law and to the same extent that Safe or its Subsidiaries would have been permitted to do so pursuant to the Organizational Documents of Safe or its Subsidiaries, as applicable. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Corporation on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.7, the provisions of this Section 6.7 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)            For six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Organizational Documents of any Subsidiary of Safe and (ii) except to the extent such agreement provides for an earlier termination, any other agreements (other than insurance contracts) of Safe and its Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors, agents and employees and advancement of expenses that are in existence on the date of this Agreement, to the extent such agreements have been made available to Star prior to the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger).

(c)            Prior to the Effective Time, in consultation with Star as provided in this Section 6.7(c), Safe shall purchase a six-year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of Safe’s existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Safe with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, however, that Safe shall not be required to commit or spend for any individual year of coverage for such “tail” policy more than 300% of the last aggregate annual premium paid by Safe prior to the date of this Agreement for Safe’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, Safe shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount. After the Effective Time, the Surviving Corporation shall cause such “tail” policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no Party shall have any other obligation to purchase or pay for any insurance hereunder. Safe shall in good faith cooperate and consult with Star prior to the Effective Time with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options, and shall in good faith consider Star’s recommendations with respect thereto.

(d)            If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 6.7.

(e)            The provisions of this Section 6.7 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.8              Assistance to Safe.

(a)            Star will, and will cause each of its Subsidiaries to, except as otherwise instructed by the Safe Special Committee, assist and cooperate in good faith to cause Safe to fulfill all of its obligations in this Article VI and elsewhere in this Agreement, including causing the Manager to do all things in its power to cause Safe to fulfill all of its obligations in this Article VI and elsewhere in this Agreement. Without limiting the preceding sentence, Star will cause the Manager to follow all instructions of the Safe Special Committee to cause Safe to take actions or not take actions between the date of this Agreement and the Outside Date.

(b)            The Parties acknowledge that in connection with any Acquisition Proposal or Superior Proposal, the Manager or one or more of its Affiliates will be required to provide a substantial amount of services pursuant to the Management Agreement. Accordingly, the Parties agree that in connection with any Acquisition Proposal, the Manager or one or more of its Affiliates will provide all services contemplated by the Management Agreement in connection with any such Acquisition Proposal and if the Board of Directors of Safe or the Safe Special Committee determines to accept a Superior Proposal or otherwise determines to pursue a Superior Proposal giving rise to a Change in Safe Recommendation, in each case, in compliance with Section 6.4(c), the Manager, without waiving any rights hereunder, will provide, subject to the oversight of the Safe Special Committee, all services contemplated by the Management Agreement to consummate such Superior Proposal. The parties acknowledge that services in connection with Acquisition Proposals or Superior Proposals may include, but are not limited to, (i) assembling and providing reasonable access to real estate, financial, transaction agreement and other customary due diligence materials, (ii) facilitating meetings with management at reasonable times upon reasonable advance notice, (iii) facilitating site visits at the properties of Safe or any of its Subsidiaries, (iv) assisting with financial analyses, (v) providing reasonable assistance with obtaining required consents in connection with such Acquisition Proposals or Superior Proposals from lenders, tenants or other third parties, including discussions and other interactions with such lenders, tenants and other third parties, (vi) preparing and filing all documents required to be filed with Governmental Entities in connection with any Superior Proposal and (vii) to the extent requested in writing by the Safe Special Committee, providing mutually agreed dedicated Manager personnel to provide some or all of the foregoing services. Safe may implement such informational safeguards in connection with any of the foregoing matters that it reasonably deems appropriate so long as such safeguards do not conflict with Safe’s obligations under Section 6.4.

Section 6.9              Dividends.

(a)            Each of Safe and Star shall declare a dividend to their respective stockholders, the record date, and payment date (to the extent practicable), for which shall be the close of business on the last Business Day prior to the Closing Date (the “Closing Dividend Date”), subject to funds being legally available therefor. The per share dividend amount payable by Safe shall be an amount equal to (i) the per share amount of Safe’s most recent quarterly dividend, multiplied by the number of days elapsed since such last dividend record date through and including the Closing Dividend Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (ii) an additional amount per share (the “Additional Dividend Amount”), if any, necessary so that the aggregate dividend payable by Safe is equal to the Minimum Distribution Dividend. The per share dividend amount payable by Star shall be an amount equal to (A) the per share amount of Star’s most recent quarterly dividend, multiplied by the number of days elapsed since such last dividend record date through and including the Closing Dividend Date, and divided by the actual number of days in the calendar quarter in which such dividend is declared, plus (B) the Additional Dividend Amount (on a per share basis), if any.

(b)            If Safe determines that it is necessary to declare a Special Safe Distribution in accordance with Section 5.1(b)(iii) or if Star determines that it is necessary to declare a Special Star Distribution in accordance with Section 5.2(b)(iv), such Party shall notify the other Party in writing at least 10 Business Days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of Safe, to holders of shares of Safe Common Stock, in an amount per share equal to the Special Star Distribution declared by Star with respect to each share of Star Common Stock and (ii) in the case of Star, to holders of shares of Star Common Stock, in an amount per share equal to the Special Safe Distribution declared by Safe with respect to each share of Safe Common Stock. The record date and payment date for any dividend payable pursuant to this Section 6.9 shall be the Closing Dividend Date.

(c)            In the event that a dividend or other distribution with respect to the shares of Safe Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Safe Common Stock shall be entitled to receive such dividend or distribution pursuant to and in accordance with Section 2.2.

Section 6.10            Public Announcements. Except (a) for communications consistent with the final form of joint press release announcing the Merger and the investor presentation given to investors on the date of announcement of the Merger, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of the NYSE or (c) pursuant to Safe’s or Star’s rights pursuant to Section 6.4, Safe and Star shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Merger and the other transactions contemplated by this Agreement, including the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution and the Star Stock Issuance.

Section 6.11            Tax Matters. Safe and Star agree to use their respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 6.12            Financing Cooperation, Debt Assumption and Debt Repayment.

(a)            Concurrently with the Closing, Star shall assume the outstanding Safe Debt Agreements and the Indebtedness incurred pursuant thereto in compliance with all applicable terms and conditions of the applicable Safe Debt Agreement (the “Debt Assumption”). Safe shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause its and their respective Representatives to provide cooperation and assistance reasonably requested by Star in connection with the Debt Assumption (including taking all corporate action reasonably necessary to authorize the execution and delivery of any Debt Assumption Documents (as defined below) to be entered into prior to Closing and delivering all officer’s certificates, supplemental indentures and legal opinions required to be delivered in connection therewith (such corporate action, execution and delivery not to be unreasonably withheld, delayed or conditioned)); provided, that the effectiveness of any such Debt Assumption Documents shall be expressly conditioned on the Closing. Safe shall not be required to take any action in respect of any Debt Assumption until Star shall have provided Safe with drafts of the necessary documentation required in connection with such Debt Assumption in a form reasonably satisfactory to Safe (collectively, the “Debt Assumption Documents”) at least 10 Business Days prior to the date of such requested action. It is understood and agreed that a failure to effectuate any Debt Assumption shall not constitute a failure by Safe to satisfy its obligations under this Section 6.12(a). Star shall, promptly upon request by Safe, reimburse Safe and its Subsidiaries and Representatives for all reasonable, documented and invoiced out-of-pocket costs actually incurred by Safe or its Subsidiaries in connection with any cooperation provided under Section 6.12 (including reasonable and documented out-of-pocket auditor’s and attorneys’ fees and expenses, but excluding the costs of Safe’s preparation of its annual and quarterly financial statements).

(b)            Star shall, and shall cause its Subsidiaries to, terminate at or before the Effective Time all commitments in respect of each of the Star Credit Facilities and any other Indebtedness for borrowed money of Star or its Subsidiaries (other than, for the avoidance of doubt, the Indebtedness described on Section 6.12(b) of the Star Disclosure Letter), and repay in full on the Closing Date all obligations in respect of the Indebtedness thereunder.

(c)            Star shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of each of the Star Credit Facilities and any other Indebtedness for borrowed money of Star or its Subsidiaries (other than, for the avoidance of doubt, the Indebtedness described on Section 6.12(b) of the Star Disclosure Letter), the repayment in full on the Closing Date of all obligations in respect of the Indebtedness thereunder, and the release on the Closing Date of any Liens securing such Indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, Star and its Subsidiaries shall use commercially reasonable efforts to deliver to Safe (i) at least 10 Business Days prior to the Closing Date, a draft payoff letter with respect to each of the Star Credit Facilities and any other Indebtedness for borrowed money (including mortgages) of Star or its Subsidiaries to be paid off, discharged and terminated on the Closing Date and (ii) at least one Business Day prior to the Closing Date, an executed payoff letter with respect to each of the Star Credit Facilities (the “Payoff Letters”) and any other Indebtedness for borrowed money (including mortgages) of Star or its Subsidiaries to be paid off, discharged and terminated on the Closing Date, in each case in form and substance customary for transactions of this type, from the Persons to whom such Indebtedness is owed or, as applicable, the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Star Credit Facilities or any other Indebtedness for borrowed money (including mortgages) of Star to be paid off, discharged and terminated on the Closing Date relating to the assets, rights and properties of Star and its Subsidiaries securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated.

(d)            Effective as of the Effective Time, Star shall take all such steps as may be necessary to, substantially concurrently with the consummation of the Closing, pay or cause to be paid the full amount of principal and accrued interest, and any and all of the fees and premium payable under the Star Existing Notes and Star Existing Indentures, and shall deliver evidence satisfactory to Safe of repayment of such Star Existing Notes; provided, that any such redemption may be conditioned on the occurrence of the Closing. At least 30 days prior to the Effective Time, Star shall, in accordance with the applicable redemption provisions of the Star Existing Notes and the Star Existing Indentures, issue a notice of redemption, which may be conditioned on the occurrence of the Closing, for all of the outstanding aggregate principal amount of Star Existing Notes, pursuant to the applicable provisions of the Star Existing Indentures. At the Effective Time, Star shall have all funds necessary to fund in full any such redemption. To the extent that any cash remains available at Star and its Subsidiaries after giving effect to Star’s obligations under this Section 6.12, it will be addressed in accordance with the Separation and Distribution Agreement.

Section 6.13            Transaction Litigation. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any stockholder litigation against it or any of its Subsidiaries, directors, officers or employees relating to the Merger or the other transactions contemplated by this Agreement; provided that the first Party shall in any event control such defense; provided, further, that no Party shall, nor shall it permit any of its Subsidiaries, directors, officers or employees to settle any such litigation without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.14            Delisting. Each of the Parties agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Safe Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.15            Rule 16b-3 Matters. Prior to the Effective Time, the Parties shall, as applicable, take all such steps as may be reasonably necessary or advisable, to the extent permitted by applicable Law, to cause any dispositions of Safe equity securities (including derivative securities) and acquisitions of Star equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of Safe subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Safe to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16            SpinCo Reorganization and Distribution.

(a)            Each of the Parties shall cooperate in good faith and use their respective reasonable best efforts to, (i) subject to clause (ii), take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things reasonably necessary, proper or advisable under Law to (A) cause the Separation and Distribution Agreement to be executed as promptly as practicable after the date hereof and agree on, and cause to be approved and executed, any and all other agreements necessary to effect the SpinCo Reorganization and the SpinCo Distribution and (B) effect the SpinCo Reorganization and the SpinCo Distribution in accordance with Schedule I and the Separation and Distribution Agreement in all material respects and (ii) take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect any modifications to the SpinCo Reorganization and the SpinCo Distribution mutually agreed upon by Safe and Star.

(b)            As promptly as reasonably practicable following the date hereof, Star shall use reasonable best efforts to prepare and cause SpinCo to file a prospectus relating to the securities of SpinCo to be issued in the SpinCo Distribution to the stockholders of Star immediately prior to the Effective Time (such prospectus, and any amendments or supplements thereto, the “SpinCo Information Statement”), and Star shall use reasonable best efforts to prepare and cause SpinCo to file with the SEC a registration statement on Form 10 (of which the SpinCo Information Statement shall be a part) with respect to the SpinCo Distribution (such Form 10, and any amendments or supplements thereto, the “Form 10”). Prior to the filing of the Form 10 or responding to any comments of the SEC with respect thereto, Star shall cooperate and provide Safe with a reasonable opportunity to review and comment on such document or response, and Star will provide Safe with a copy of all such proposed filings made with the SEC, which shall be reasonably acceptable to Safe. Star shall use reasonable best efforts to have the SpinCo Information Statement cleared by the SEC and the Form 10 declared effective by the SEC and to keep the Form 10 effective as long as is necessary to consummate the SpinCo Distribution and the transactions contemplated thereby. Star shall, as promptly as practicable after receipt thereof, provide Safe with copies of any written comments and advise Safe of any oral comments with respect to the SpinCo Information Statement or the Form 10 received from the SEC. Each Party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with SpinCo Distribution, and each Party shall furnish all information concerning it, its Affiliates and the holders of its capital stock as may be reasonably requested in connection with any such action. Star will advise Safe, promptly after it receives notice thereof, of the time when the Form 10 has become effective, the issuance of any stop order, the suspension of the qualification of the securities of SpinCo issuable in connection with the SpinCo Distribution for offering or sale in any jurisdiction, or any request by the SEC for amendment of the SpinCo Information Statement or the Form 10. If, at any time prior to the Effective Time, any information relating to either of the Parties, or their respective affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to any of the SpinCo Information Statement or the Form 10 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC.

(c)            Each of Safe and Star will promptly advise the other upon receiving any communication from any Governmental Entity and any material communication given or received in connection with any proceeding by a private party, in each case in connection with the SpinCo Distribution.

Section 6.17            Management Transactions.

(a)            Internalization Option.

(i)            If this Agreement is terminated by either Star or Safe pursuant to Section 8.1(c), Safe shall have the option (the “Internalization Option”), exercisable by written notice to Star at any time beginning on the Outside Date until the earlier of four (4) months after the Outside Date, to acquire the Management Business from Star through a merger of iStar Asset Services Inc., a Delaware corporation and indirect Subsidiary of Star (“IAS”), with and into Safehold Management Services LLC, a newly formed Delaware limited liability company and direct wholly-owned Subsidiary of Safe (“SMS”), on the terms and subject to the conditions of an agreement and plan of merger in the form attached as Schedule II hereto (the “Internalization Merger”, and such agreement and plan of merger, the “Internalization Merger Agreement”).

(ii)            If Safe has exercised the Internalization Option, the Parties shall, as promptly as practicable thereafter (and in any event within six (6) months following the date on which the Internalization Option was exercised), (A) complete the actions contemplated by Schedule III hereto, (B) transfer sponsorship of and assets relating to the iStar Savings and Retirement Plan Trust to IAS and (C) to the extent assignable, transfer all assets and Contracts relating to the Management Business, including those assets and Contracts set forth on Section 6.17(a) of the Star Disclosure Letter, to IAS (the foregoing clauses (A)-(C) collectively, the “Reorganization”). In furtherance of the foregoing, each of the Parties shall use their reasonable best efforts to obtain, or cause to be obtained, any approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity required to effect the Reorganization.

(iii)           As promptly as practicable following the Reorganization, the Parties shall, and shall cause IAS and SMS to, execute and deliver the Internalization Merger Agreement, and each of the Parties shall, and shall cause IAS and SMS to, use their respective reasonable best efforts to promptly do, execute, deliver or cause to be done all further acts, documents and things in connection with the Reorganization, the Internalization Merger Agreement and the Internalization Merger that the other Party may reasonably require for the purposes of giving effect to the exercise of the Internalization Option and the consummation of the Internalization Merger.

(iv)          If Safe has exercised the Internalization Option, the Parties shall, as promptly as practicable thereafter, negotiate in good faith the terms of a management agreement to be entered into by Star and Safe (or their respective Affiliates) upon the consummation of the Internalization Merger, which shall provide for the provision of management services by Safe to Star following the consummation of the Internalization Merger.

(v)           If Safe has exercised the Internalization Option, from and after the date of such exercise, Star may not hire, engage, terminate (without cause), or temporarily lay off any employee or independent contractor of the Management Business.

(vi)          Notwithstanding anything to contrary herein, this Section 6.17(a) shall survive any termination of this Agreement pursuant to Section 8.1(c).

Section 6.18            Investment Syndication. Prior to the Closing, Star shall use its reasonable best efforts to seek syndication of Star's limited partner interests in the Star Joint Ventures.

Article VII
CONDITIONS PRECEDENT

Section 7.1              Conditions to Each Party’s Obligation. The respective obligations of each of Star and Safe to effect the Charter Amendment, the Par Value Charter Amendment, and the Merger shall be subject to the satisfaction or waiver by Star and Safe in writing, at or prior to the Closing, of the following conditions:

(a)            Stockholder Approvals. Safe shall have obtained the Safe Required Vote, and Star shall have obtained the Star Required Vote.

(b)            SpinCo Reorganization and SpinCo Distribution. The SpinCo Reorganization and the SpinCo Distribution shall have been consummated.

(c)            Listing. The shares of Star Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, and the SpinCo Common Shares being distributed in connection with the SpinCo Distribution shall have been approved for listing on the Designated Exchange, in each case, subject to official notice of issuance.

(d)            Form S-4 and Form 10. The Form S-4 and the Form 10 shall have become effective under the Securities Act and the Exchange Act, as applicable, and shall not be the subject of any stop order or proceedings seeking a stop order.

(e)            No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Charter Amendment, the Par Value Charter Amendment or the Merger shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Charter Amendment, the Par Value Charter Amendment or the Merger, by any Governmental Entity of competent jurisdiction which makes the consummation of the Charter Amendment, the Par Value Charter Amendment or the Merger illegal.

Section 7.2              Conditions to Obligations of Safe. The obligation of Safe to effect the Merger is subject to the satisfaction or waiver by Safe in writing, at or prior to the Closing, of the following additional conditions:

(a)            Star Representations and Warranties. (i) The representations and warranties of Star set forth in Section 4.1, the first two sentences of Section 4.2(a) and Section 4.13, shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Star set forth in Section 4.12(b) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date and (iii) the other representations and warranties of Star set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Star Material Adverse Effect) has not had and would not reasonably be expected to have, individually or in the aggregate, a Star Material Adverse Effect.

(b)            Performance of Star Obligations. Star shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)            Minimum Cash. The Additional Cash Proceeds shall be equal to or greater than (i) if Closing is otherwise required to occur pursuant to Section 1.4 on or prior to March 31, 2023, $194,000,000, (ii) if Closing is otherwise required to occur pursuant to Section 1.4 on or after April 1, 2023 but on or prior to June 30, 2023, $217,000,000 or (iii) if Closing is otherwise required to occur pursuant to Section 1.4 on or after July 1, 2023, $239,000,000; provided, that if Star has satisfied its obligations under Section 6.12 to terminate the Star Credit Facilities and any other Indebtedness for borrowed money of Star or its Subsidiaries (other than, for the avoidance of doubt, the Indebtedness described on Section 6.12(b) of the Star Disclosure Letter), and repay in full all obligations in respect of the Indebtedness thereunder, this condition shall be satisfied.

(d)            Section 368 Opinion. Safe shall have received the written opinion of Kirkland & Ellis LLP (or, if Kirkland & Ellis LLP is unable or unwilling to render such opinion, Clifford Chance US LLP or another nationally recognized counsel as may be reasonably acceptable to Safe), dated the Closing Date and in form and substance reasonably satisfactory to Safe, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Kirkland & Ellis LLP (or such other counsel rendering such opinion) may rely upon the Safe Tax Representation Letter, the Star Tax Representation Letter, and the Star REIT opinion referenced in Section 7.2(e).

(e)            REIT Opinion. Star shall have received a tax opinion of Clifford Chance US LLP (or, if Clifford Chance US LLP is unable or unwilling to render such opinion, Kirkland & Ellis LLP or another nationally recognized REIT counsel as may be reasonably acceptable to Safe), on which Safe shall also be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to Safe, to the effect that, at all times since its taxable year ended 2016 and through the Closing Date, Star has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Star to continue to meet the requirements for qualification and taxation as a REIT under the Code. In rendering such opinion, Clifford Chance US LLP may rely upon customary representations contained in an officer’s certificate executed by Star and provided pursuant to Section 5.2(d) and on the Safe REIT opinion referenced in Section 7.3(d).

(f)             Closing Certificate. Safe shall have received a certificate signed on behalf of Star by the Chief Executive Officer or the Chief Financial Officer of Star, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(g)            Reverse Management Agreement. Safe shall have received a copy of the Reverse Management Agreement duly executed by SpinCo.

(h)            Governance Agreement and Registration Rights Agreement. Safe shall have received copies of the Governance Agreement and the Registration Rights Agreement duly executed by each of SpinCo and Star.

Section 7.3              Conditions to Obligations of Star. The obligation of Star to effect the Charter Amendment, the Par Value Charter Amendment and the Merger is subject to the satisfaction or waiver by Star in writing, at or prior to the Closing, of the following additional conditions:

(a)            Safe Representations and Warranties. (i) The representations and warranties of Safe set forth in Section 3.1, the first two sentences of Section 3.2(a) and Section 3.7 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Safe set forth in Section 3.6(b) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, and (iii) the other representations and warranties of Safe set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Safe Material Adverse Effect) has not had and would not reasonably be expected to have, individually or in the aggregate, a Safe Material Adverse Effect; provided that no representation or warranty of Safe set forth in this Agreement shall be deemed not to be true and correct to the extent (x) Star or any Subsidiary of Star (including the Manager) has knowledge as of the date of this Agreement of such failure to be true and correct or (y) the principal cause of such failure to be true or correct resulted from a Star Breach Event.

(b)            Performance of Safe Obligations. Safe shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing; provided, that Safe shall not be deemed to have breached any obligation set forth in this Agreement to the extent (i) Star or any Subsidiary of Star (including the Manager) has knowledge as of the date of this Agreement of such breach or (ii) the principal cause of such breach resulted from a Star Breach Event.

(c)            Section 368 Opinion. Star shall have received the written opinion of Clifford Chance US LLP (or, if Clifford Chance US LLP is unable or unwilling to render such opinion, Kirkland & Ellis LLP or another nationally recognized counsel as may be reasonably acceptable to Star), dated the Closing Date and in form and substance reasonably satisfactory to Star, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Clifford Chance US LLP (or such other counsel rendering such opinion) may rely upon the Star Tax Representation Letter, the Safe Tax Representation Letter, and the Safe REIT opinion referenced in Section 7.3(d).

(d)            REIT Opinion. Safe shall have received a tax opinion of Kirkland & Ellis LLP on which Star shall also be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to Star, to the effect that, at all times since its taxable year ended 2017 and through the Closing Date, Safe has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Safe to meet, through the Effective Time, the requirements for qualification and taxation as REIT under the Code. In rendering such opinion, Kirkland & Ellis LLP may rely upon customary representations contained in an officer’s certificate executed by Safe and provided pursuant to Section 5.1(d).

(e)            Closing Certificate. Star shall have received a certificate signed on behalf of Safe by the Chief Executive Officer or the Chief Financial Officer of Safe, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION

Section 8.1              Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time by action of Star or Safe (as applicable) only as follows:

(a)            by mutual written consent of Star and Safe;

(b)            by either Star or Safe, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling in each case permanently enjoining or otherwise prohibiting the consummation of the Merger, and such order, decree or ruling has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the principal cause of or resulted in such order, decree or ruling; provided, further, that Safe shall not be deemed to have failed to comply with any provision of this Agreement to the extent the principal cause of such failure to comply resulted from a Star Breach Event;

(c)            by either Star or Safe, if the Merger shall not have been consummated by 5:00 p.m., New York time, on September 30, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the principal cause of or resulted in the failure of the Merger to be consummated before such date; provided, further, that Safe shall not be deemed to have failed to comply with any provision of this Agreement to the extent the principal cause of such failure to comply resulted from a Star Breach Event;

(d)            by Safe, at any time before the time the Star Required Vote is obtained, upon a Change in Star Recommendation;

(e)            by Star, at any time before the time the Safe Required Vote is obtained, upon a Change in Safe Recommendation;

(f)             by Safe, if Star shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Star shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice by Safe to Star of such breach, failure to perform or failure to be true; provided, that Safe shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Safe is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, further, that (1) Safe shall not be deemed to have breached any representation or warranty set forth in this Agreement to the extent Star or any Subsidiary of Star (including the Manager) has knowledge of such breach as of the date of this Agreement and (2) Safe shall not be deemed to have breached any representation, warranty, covenant or agreement set forth in this Agreement to the extent the principle course of such breach resulted from a Star Breach Event;

(g)            by Star, if Safe shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Safe shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice by Star to Safe of such breach, failure to perform or failure to be true; provided that Star shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if Star is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, that (1) Safe shall not be deemed to have breached any representation or warranty set forth in this Agreement to the extent Star or any Subsidiary of Star (including the Manager) has knowledge of such breach as of the date of this Agreement and (2) Safe shall not be deemed to have breached any representation, warranty, covenant or agreement set forth in this Agreement to the extent the principle course of such breach resulted from a Star Breach Event;

(h)            by either Star or Safe, if the Safe Required Vote shall not have been obtained upon a vote taken thereon at the duly convened Safe Stockholders Meeting or at any adjournment or postponement thereof;

(i)             by either Star or Safe, if the Star Required Vote shall not have been obtained upon a vote taken thereon at the duly convened Star Stockholders Meeting or at any adjournment or postponement thereof;

(j)             by Safe, at any time prior to receiving the Safe Required Vote, in order to enter into a definitive Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.4(c)(iii) (it being understood that Safe shall enter into a definitive Acquisition Agreement with respect to the Superior Proposal substantially concurrently with the termination of this Agreement); provided, that the Safe Termination Fee shall be paid pursuant to Section 8.2(b) prior to or concurrently with the termination of this Agreement by Safe pursuant to this Section 8.1(j); or

(k)            by Star, at any time prior to receiving the Star Required Vote, in order to enter into a definitive Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.4(c)(iii) (it being understood that Star shall enter into a definitive Acquisition Agreement with respect to the Superior Proposal substantially concurrently with the termination of this Agreement); provided, that the Star Termination Fee shall be paid pursuant to Section 8.2(c) prior to or concurrently with the termination of this Agreement by Star pursuant to this Section 8.1(k).

Section 8.2             Effect of Termination.

(a)            In the event of termination of this Agreement by either Safe or Star as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Safe or Star or their respective directors or Representatives, except with respect to Section 6.6, Section 6.17(a), this Section 8.2 and Article IX, each of which shall survive such termination and except that no Party shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of this Agreement (which, for the avoidance of doubt, shall include for purposes of this Section 8.2 and any other claim for damages by Safe under this Agreement any lost shareholder premium and any other benefits to holders of Safe Common Stock (other than Star) of the Merger and the other transactions contemplated by this Agreement, which shall be enforceable on behalf of such shareholders solely by Safe (acting through the Safe Special Committee)).

(b)           Safe Termination Fee.

(i)             If Star terminates this Agreement pursuant to Section 8.1(e), then Safe shall pay to Star the Safe Termination Fee within two Business Days after the date of such termination.

(ii)            In the event that (A) an Acquisition Proposal with respect to Safe shall have been communicated to the Safe Special Committee or any Person or group of Persons shall have publicly made or announced an Acquisition Proposal with respect to Safe and, in the case of termination pursuant to Section 8.1(h), such Acquisition Proposal shall not have been withdrawn prior to the date of the Safe Stockholders Meeting, (B) thereafter this Agreement is terminated (1) by Star or Safe pursuant to Section 8.1(c) or Section 8.1(h) or (2) by Star pursuant to Section 8.1(g) and (C) before the date that is 12 months after the date of such termination, Safe consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, in each case with the Person or group of Persons making the Acquisition Proposal described in clause (A) above, then Safe shall, on the date such Acquisition Proposal is consummated, pay to Star the Safe Termination Fee (provided, that for purposes of clause (C) above, each reference to “15%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “50%”).

(iii)           In the event that Safe terminates this Agreement pursuant to Section 8.1(j), then Safe shall prior to or substantially concurrently with such termination pay to Star the Safe Termination Fee.

(c)            Star Termination Fee.

(i)             If Safe terminates this Agreement pursuant to Section 8.1(d), then Star shall pay to Safe the Star Termination Fee within two Business Days after the date of such termination.

(ii)            In the event that (A) an Acquisition Proposal with respect to Star shall have been communicated to the Board of Directors of Star or any Person or group of Persons shall have publicly made or announced an Acquisition Proposal with respect to Star and, in the case of termination pursuant to Section 8.1(i), such Acquisition Proposal shall not have been withdrawn prior to the date of the Star Stockholders Meeting, (B) thereafter this Agreement is terminated (1) by Star or Safe pursuant to Section 8.1(c) or Section 8.1(i) or (2) by Safe pursuant to Section 8.1(f) and (C) before the date that is 12 months after the date of such termination, Star consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, in each case, with the Person or group of Persons making the Acquisition Proposal described in clause (A) above, then Star shall, on the date such Acquisition Proposal is consummated, pay to Safe the Star Termination Fee (provided, that for purposes of clause (C) above, each reference to “15%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “50%”).

(iii)           In the event that Star terminates this Agreement pursuant to Section 8.1(k), then Star shall prior to or substantially concurrently with such termination pay to Safe the Star Termination Fee.

(d)           In no event shall this Section 8.2 require (i) Safe to pay the Safe Termination Fee on more than one occasion or (ii) Star to pay the Star Termination Fee on more than one occasion.

(e)            Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if either Safe or Star fails to pay all amounts due to the other Party under this Section 8.2 on the dates specified, then either Safe or Star, as applicable, shall pay all costs and expenses (including legal fees and expenses) incurred by such other Party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other Party. Each of the Parties acknowledges that each of the Star Termination Fee and Safe Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate a Party in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.

(f)            The “Safe Termination Fee” shall be an amount equal to the lesser of (i) $63,000,000 (the “Safe Base Amount”) and (ii) the maximum amount, if any, that can be paid to Star without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if (A) the payment of such amount did not constitute Qualifying Income, and (B) Star has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Star which was not Qualifying Income), in each case as determined by independent accountants to Star. Notwithstanding the foregoing, in the event Star receives Tax Guidance providing that Star’s receipt of the Safe Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Safe Termination Fee shall be an amount equal to the Safe Base Amount and Safe shall, upon receiving notice that Star has received the Tax Guidance, pay to Star the unpaid Safe Base Amount within five Business Days. In the event that Star is not able to receive the full Safe Base Amount due to the above limitations, Safe shall place the unpaid amount in escrow by wire transfer within three days of termination and shall not release any portion thereof to Star unless and until Star receives either one or a combination of the following once or more often: (x) a letter from Star’s independent accountants indicating the maximum amount that can be paid at that time to Star without causing Star to fail to meet the REIT Requirements (calculated as described above) or (y) the Tax Guidance, in either of which events Safe shall pay to Star the lesser of the unpaid Safe Base Amount or the maximum amount stated in the letter referred to in clause (x) above within five Business Days after Safe has been notified thereof. The obligation of Safe to pay any unpaid portion of the Safe Termination Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of Safe to pay the Safe Termination Fee terminates shall be released to Safe. “Qualifying Income” shall mean income described in Sections 856(c)(2)(A)–(H) and 856(c)(3)(A)–(I) of the Code. “Tax Guidance” shall mean a reasoned opinion from outside counsel or a ruling from the IRS.

(g)           The “Star Termination Fee” shall be an amount equal to the lesser of (i) $63,000,000 (the “Star Base Amount”) and (ii) the maximum amount, if any, that can be paid to Safe without causing it to fail to meet the REIT Requirements for such year determined as if (A) the payment of such amount did not constitute Qualifying Income, and (B) Safe has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Safe which was not Qualifying Income), in each case as determined by independent accountants to Safe. Notwithstanding the foregoing, in the event Safe receives Tax Guidance providing that Safe’s receipt of the Star Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Star Termination Fee shall be an amount equal to the Star Base Amount and Star shall, upon receiving notice that Safe has received the Tax Guidance, pay to Safe the unpaid Star Base Amount within five Business Days. In the event that Safe is not able to receive the full Star Base Amount due to the above limitations, Star shall place the unpaid amount in escrow by wire transfer within three days of termination and shall not release any portion thereof to Safe unless and until Safe receives either one or a combination of the following once or more often: (x) a letter from Safe’s independent accountants indicating the maximum amount that can be paid at that time to Safe without causing Safe to fail to meet the REIT Requirements (calculated as described above) or (y) the Tax Guidance, in either of which events Star shall pay to Safe the lesser of the unpaid Star Base Amount or the maximum amount stated in the letter referred to in clause (x) above within five Business Days after Star has been notified thereof. The obligation of Star to pay any unpaid portion of the Star Termination Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of Star to pay the Star Termination Fee terminates shall be released to Star.

Article IX
GENERAL PROVISIONS

Section 9.1             Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2             The Special Committees.

(a)            Until the Effective Time, each of the following actions by Safe or by the Board of Directors of Safe may be effected only if such action is recommended by or taken at the direction of the Safe Special Committee: (i) any action by Safe or its Board of Directors with respect to any amendment or waiver of any provision of this Agreement; (ii) termination of this Agreement by Safe or its Board of Directors; (iii) extension by Safe or its Board of Directors of the time for the performance of any of the obligations or other acts of Star, or any waiver or assertion of any of Safe’s rights under this Agreement; or (iv) any other approval, agreement, authorization, consent or other action by Safe or its Board of Directors with respect to this Agreement or the transactions contemplated hereby.

(b)           Until the Effective Time, each of the following actions by Star or by the Board of Directors of Star may be effected only if such action is recommended by or taken at the direction of the Star Special Committee: (i) any action by Star or its Board of Directors with respect to any amendment or waiver of any provision of this Agreement; (ii) termination of this Agreement by Star or its Board of Directors; (iii) extension by Star or its Board of Directors of the time for the performance of any of the obligations or other acts of Safe, or any waiver or assertion of any of Star’s rights under this Agreement; or (iv) any other approval, agreement, authorization, consent or other action by Star or its Board of Directors with respect to this Agreement or the transactions contemplated hereby.

Section 9.3            Amendment; Waiver. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Safe and Star, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the respective Parties’ obligations to consummate the Merger, the Charter Amendment, the Par Value Charter Amendment, the SpinCo Reorganization, the SpinCo Distribution, the Star Stock Issuance and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.4            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email (notice deemed given upon delivery if no automated notice of delivery failure is received by the sender), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice).

(a)	if to Safe, to:

Safehold Inc.
c/o Special Committee of the Board of Directors
1114 Avenue of the Americas, 39th Floor
New York, NY 10036
	Attention:	Stefan M. Selig
Jay S. Nydick
	Email:	[*]
[*]

(b)	with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
	Attention:	Eric L. Schiele, P.C.
Michael P. Brueck, P.C.
David L. Perechocky
	Email:	eric.schiele@kirkland.com
michael.brueck@kirkland.com
david.perechocky@kirkland.com

(c)	if to Star, to:

iStar Inc.
1114 Avenue of the Americas, 39th Floor
	Attention:	Barry Ridings, Chair of the Special Committee of the Board of Directors
	Email:	[*]

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
	Attention:	Kathleen L. Werner, Esq.
	Email:	kathleen.werner@cliffordchance.com

Section 9.5        Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “made available” in this Agreement shall mean that the item referred to has been provided to the receiving Party prior to the date of this Agreement by being posted in the electronic data room established by the disclosing Party. The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice in all material respects” and shall refer to an action taken by a person that is consistent in all material respects in nature, scope and magnitude with the past practices of such person and is taken in the ordinary course of the normal operations of such person. Any pronoun shall include the corresponding masculine, feminine and neuter forms. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” References to a wholly owned subsidiary of Safe shall include the Safe Operating Partnership and any wholly owned subsidiary of the Safe Operating Partnership.

Section 9.6       Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.7       Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein), together with the Voting Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, and (b) except (i) as provided in Section 6.7(e) and Section 8.2(a) and (ii) following the Effective Time, the rights of the holders of Safe Common Stock to receive the Merger Consideration and cash payments in lieu of fractional shares and the rights of holders of Safe Equity Awards to receive Star Restricted Stock Units, in each case, in accordance with the terms and subject to the conditions of Article II, is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.8       Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 9.9       Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10      Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Maryland (without giving effect to choice of law principles thereof).

Section 9.11     Submission to Jurisdiction. Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division (the “Chosen Courts”) and, solely in connection with such claims, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Each of the Parties further consents to the assignment of any action or proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-308 (or any successor thereto). The consent to jurisdiction set forth in this Section 9.11 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 9.11. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12      Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.13     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Article X
DEFINITIONS

Section 10.1      Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality or non-disclosure agreement with confidentiality provisions that are customary for public companies investigating potential change of control or significant asset sale transactions, as reasonably determined by the board of directors (or a committee thereof) of the applicable Party after consultation with outside counsel; provided, that such confidentiality or non-disclosure agreement shall permit compliance with Section 6.4 and may permit any non-public communications, requests or proposals with or to the board of directors (or a committee thereof) of the applicable Party, including, for the avoidance of doubt, the making or negotiating of any Acquisition Proposal or Superior Proposal, and such confidentiality agreement need not contain a standstill provision.

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Safe or Star, as applicable, or any of their respective Subsidiaries or (b) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that, in the case of (a) or (b), if consummated would result in, any Person (or the stockholders or other equity interest holders of such Person) or “group” (as defined pursuant to Section 13(d) of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power of any class of equity securities of Safe or Star (or of the surviving parent entity in such transaction), as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include equity securities of Subsidiaries) of Safe or Star, as applicable, in each case other than the transactions contemplated by this Agreement and other than sales of assets of Star that would be owned by SpinCo and its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution.

“Additional Cash Proceeds” means the aggregate of the following of Star or its Subsidiaries obtained after the date hereof:

(i)	50% of the net cash proceeds to Star resulting from the sale of assets of Star or its Subsidiaries (or in the case of assets that are receivables or Indebtedness owing to Star or any its Subsidiaries, cash proceeds from the repayment of such receivables or Indebtedness to Star or such applicable Subsidiary) that would be Transferred Assets (as such term is defined in the Separation and Distribution Agreement) in excess of the first $409 million of such proceeds;

(ii)	the net cash proceeds to Star resulting from the sale of Safe Common Stock by Star, including any such sales of Safe Common Stock by Star occurring concurrent with the Closing;

(iii)	the net cash proceeds to Star resulting from the sale of Star Common Stock by Star;

(iv)	the net amount of the reduction in long-term liabilities of Star or its Subsidiaries (as determined under GAAP) that are extinguished by Star or such Subsidiary of Star (other than iPIP) for non-cash consideration; and

(v)	the net amount of the reduction in long-term liabilities of Star and its Subsidiaries (as determined under GAAP) resulting from liability management transactions by Star or such Subsidiary of Star.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this Agreement, Star shall not be deemed to be an Affiliate of Safe and Safe shall not be deemed to be an Affiliate of Star.

“Benefit Plan” means, any compensation benefit plan, program, policy, agreement or other arrangement, including any “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including any bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, profit-sharing, consulting, change in control, Tax gross-up, or savings, plan, program, policy, agreement or arrangement.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York, New York are authorized by law or executive order to be closed.

“Contract” means any written or oral contract, agreement, lease, license, note, loan, bond, mortgage, indenture, commitment, arrangement, understanding or other instrument or obligation, in each case that is legally binding.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 or 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law and (e) as a result of a failure to comply with the requirements of Section 414(t) of the Code.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof, or related or associated epidemics, pandemic or disease outbreaks.

“Designated Exchange” means Nasdaq or NYSE (or any such exchange’s affiliated exchanges) or such other primary stock exchange on which the SpinCo Common Shares will be listed following the consummation of the transactions contemplated by the Separation and Distribution Agreement; provided, that the Designated Exchange shall be NYSE, unless (a) in the case of Nasdaq (or one of its affiliated exchanges), (i) Star reasonably determines, in good faith and after consultation with Safe, that the Designated Exchange should be Nasdaq (or one of its affiliated exchanges) based on adverse developments in the listing process of NYSE following the date hereof and such change from NYSE to Nasdaq would not reasonably be expected to materially delay the Closing of the transactions contemplated hereby and by the Separation and Distribution Agreement and would not adversely affect any of the covenants, agreements, rights or obligations of any Party to this Agreement or the Separation and Distribution Agreement or (ii) such exchange is mutually agreed to in writing by Safe and Star prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by Safe or Star) or (b) in the case of any exchange other than Nasdaq or NYSE (or their affiliated exchanges), such exchange is mutually agreed to in writing by Safe and Star prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by Safe or Star).

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means all Laws relating to pollution, public worker health or safety or protection of the environment or natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business (whether or not incorporated) which, together with such Person, is (or at any relevant time has been or would be) a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of § 414 of the Code or § 4001(a)(14) of ERISA.

“Extension Share Deduction” means: (i) if Star has not raised $198.0 million of Additional Cash Proceeds by March 31, 2023 (and Star’s exclusivity rights under Section 1(A) of Annex A to the Voting Agreement have not been previously suspended pursuant to Section 1B thereof), 358,511; and (ii) if Star has not raised $223.0 million of Additional Cash Proceeds by June 30, 2023 (and Star’s exclusivity rights under Section 1(A) of Annex A to the Voting Agreement have not been suspended pursuant to Section 1B thereof), 1,195,034.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Materials” means any material, waste or other substance which is regulated by or may give rise to standards of conduct or liability under Environmental Laws, including any petroleum products or byproducts, asbestos, polychlorinated biphenyls, per and polyfluoroalkyl substances, noise, odor, mold or radiation.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property Rights” means any and all of the following statutory or common law rights: (a) patents, patent applications, patent disclosures, inventions and all improvements thereto (whether or not patentable or reduced to practice), (b) Internet domain names, trademarks, service marks, trade dress, trade names, logos, slogans and corporate names, and registrations and applications for registration thereof and including all of the goodwill associated with any of the foregoing, (c) copyrights and copyrightable works, works of authorship, all registrations and applications for registration thereof, and all moral rights and rights in data, databases, and data collections, (d) trade secrets and other confidential information, know-how, concepts, ideas, technologies, protocols, methods, algorithms, layouts, specifications, designs, plans, and proposals, (e) all rights in software and (f) other intellectual property rights.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union or labor organization.

“Law” means any federal, state, local or foreign law (including common law), act, statute, code, ordinance, rule, regulation, judgment, order, determination, injunction, ruling, award, decree, writ or requirement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, license, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Management Agreement” means that certain Amended and Restated Management Agreement dated as of January 2, 2019 between Safe, the Safe Operating Partnership and the Manager, as may be amended, restated, supplemented or modified from time to time.

“Management Business” means the assets and employees of Star used in the provision of services to Safe described in Section 2(c) of the Management Agreement.

“Manager” means SFTY Manager, LLC, a Delaware limited liability company.

“Minimum Distribution Dividend” shall mean a distribution with respect to Safe’s taxable year ending at the Effective Time which is sufficient to allow Safe to (a) satisfy the distribution requirements set forth in Section 857(a) of the Code and (b) avoid, to the extent possible, the imposition of income tax under Section 857(b) of the Code and the imposition of excise tax under Section 4981 of the Code.

“NYSE” shall mean the New York Stock Exchange.

“Open Source Software” means any software that is licensed pursuant to a (i) a license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses or (ii) license under which such software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or models.

“Permitted Lien” means any (a) Liens relating to the Indebtedness set forth on Section 10.1(a) of the Star Disclosure Letter or Section 10.1(a) of the Safe Disclosure Letter, as applicable, (b) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to GAAP), (c) air rights affecting any Star Property, (d) zoning regulations, permits and licenses, (e) Liens that are disclosed on the existing Star Title Insurance Policies as in existence on the date hereof, as applicable, and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (f) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (g) with respect to real property, non-monetary Liens or other minor imperfections of title, which may include (i) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (ii) any supplemental Taxes or assessments not shown by the public records and (iii) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such non-monetary Liens or minor imperfections of title do not materially impair the value of the applicable Star Property, or the continued use and operation of the applicable Star Property, in each case, as currently used and operated, (h) rights of parties in possession, and (i) ordinary course, non-exclusive licenses of Intellectual Property Rights.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, or representatives (including investment bankers, financial or other advisors or consultants, auditors, accountants, attorneys, brokers, finders or other agents).

“Reverse Management Agreement” means that certain Management Agreement to be entered into at the Closing by and between the Surviving Corporation and SpinCo, substantially in the form attached as Schedule IV hereto.

“Safe Debt Agreements” means, collectively, (i) the indenture, dated as of May 7, 2021, by and between the Safe Operating Partnership, as issuer, Safe, as guarantor, and U.S. Bank, National Association, as trustee, (ii) the first supplemental indenture, dated as of May 7, 2021, among the Safe Operating Partnership, as issuer, Safe, as guarantor, and U.S. Bank, National Association, as trustee, (iii) the second supplemental indenture, dated as of November 18, 2021, among the Safe Operating Partnership, as issuer, Safe, as guarantor, and U.S. Bank, National Association, as trustee, (iv) the master note purchase agreement, dated as of January 27, 2022, by and among the Safe Operating Partnership, as issuer, Safe, as parent guarantor, and the purchasers named therein, (v) the note purchase and private shelf agreement, dated as of May 13, 2022, by and among Safe Operating Partnership, as issuer, Safe, as parent guarantor, and the purchasers named therein and (vi) the credit agreement, dated as of March 31, 2021, by and among Safe Operating Partnership, as borrower, Safe, as guarantor, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, in each case as amended, modified or supplemented from time to time.

“Safe Equity Awards” means the Safe Restricted Stock Units.

“Safe Equity Plans” means the Safety, Income and Growth Operating Partnership 2017 Equity Incentive Plan.

“Safe Lease” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by Safe and used or intended to be used in, or otherwise related to, the Business, together with all leases, licenses or other agreements (written or oral) pursuant to which Safe conveys or grants to any Person a leasehold estate in, or the right to use or occupy, any such real property or portion thereof.

“Safe Material Adverse Effect” means any Effect that has a material adverse effect on to the assets, properties, liabilities, financial condition, business or results of operations of Safe and its Subsidiaries, taken as a whole; provided, however, that a Safe Material Adverse Effect shall not include any Effect arising out of or resulting from: (a) any changes in general United States or global economic conditions; (b) changes generally affecting the industry or industries in which Safe operates; (c) any change in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) acts of war, armed hostility or terrorism or any worsening thereof; (e) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters or calamities; (f) quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or another pandemic (“COVID-19 Measures”); (g) any Effect attributable to the negotiation, announcement or consummation of this Agreement or and the transactions contemplated hereby (provided that this clause (g) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (h) any litigation resulting from, arising out of or relating to this Agreement or the consummation of the transactions contemplated hereby (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (i) any failure by Safe to meet any internal or published projections (whether published by Safe or any analysts) or forecasts or estimates of revenues or earnings or results of operations for any period (it being understood and agreed that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of a Safe Material Adverse Effect may be taken into account in determining whether there has been a Safe Material Adverse Effect); (j) any change in the price or trading volume of shares of Safe Common Stock or any other publicly traded securities of Safe (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Safe Material Adverse Effect may be taken into account in determining whether there has been a Safe Material Adverse Effect); (k) any reduction in the credit rating of Safe or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Safe Material Adverse Effect may be taken into account in determining whether there has been a Safe Material Adverse Effect); and (l) any bankruptcy, insolvency or reorganization of any tenant under any Safe Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Safe Lease; and provided, further, that if any Effect described in any of clauses (a), (b), (c), (d) or (e) has had a disproportionate adverse impact on Safe relative to other companies of comparable size to Safe operating in the industry in which Safe operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Safe Material Adverse Effect has occurred.

“Safe Operating Partnership” means Safehold Operating Partnership, LP.

“Safe Superior Proposal” means a Superior Proposal with respect to Safe.

“SEC” means the U.S. Securities and Exchange Commission.

“Security Incident” means any (a) breach of security (including any phishing incident, ransomware or malware attack, man-in-the-middle attack or other security incident) affecting the Systems or (b) incident in which personal information was or may have been accessed, disclosed, destroyed, processed, used, transferred or exfiltrated in an unauthorized manner (whether any of the foregoing was in possession or control of Star or any of its Subsidiaries or by another Person on behalf of Star or any of its Subsidiaries at the time of such incident).

“Significant Subsidiary” means any Subsidiary of Star or Safe, as the case may be, that would constitute a Significant Subsidiary of such Party within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“SpinCo” means the Subsidiary of Star to be incorporated after the date of this Agreement to which certain properties and assets of Star and its subsidiaries, as well as certain Liabilities of Star and its subsidiaries, will be contributed pursuant to the SpinCo Reorganization.

“SpinCo Common Shares” means the common shares of beneficial interest of SpinCo.

“SpinCo Distribution” means the distribution of all of the SpinCo Common Shares on a pro rata basis by Star to the stockholders of Star, on the terms and subject to the conditions set forth in the Separation and Distribution Agreement.

“SpinCo Reorganization” means the series of restructuring and distribution transactions set forth on Schedule I and on the terms and subject to the conditions set forth in the Separation and Distribution Agreement.

“Star Breach Event” means any action or failure to take any action of Star or any Subsidiary of Star that resulted in (a) any representation or warranty set forth in this Agreement to be untrue or incorrect, (b) a breach of any representation, warranty, covenant or agreement set forth in this Agreement or (c) any other failure to comply with the provisions of this Agreement, in each case, other than at the express direction of the Safe Special Committee.

“Star Common Stock” means common stock, par value $0.001 per share, of Star.

“Star Convertible Notes” means Star’s 3.125% Senior Convertible Notes due 2022.

“Star Convertible Notes Indenture” means that certain Base Indenture, dated as of February 5, 2001, by and among Star and U.S. Bank National Association, as trustee (the “Trustee”) as amended, supplemented or otherwise modified to date, including by that certain Thirty-Second Supplemental Indenture, dated as of September 20, 2017, by and among Star and the Trustee, governing the Star Convertible Notes.

“Star Credit Facilities” means the Second Amended and Restated Credit Agreement, dated as of September 27, 2019, by and among Star, the Banks listed therein and JP Morgan Chase, N.A., as Administrative Agent.

“Star Equity Plan” means the Star 2009 Long Term Incentive Plan.

“Star Existing Notes” means, collectively, (i) Star’s 4.75% Senior Notes due 2024, (ii) Star’s 4.25% Senior Notes due 2025 and (iii) Star’s 5.50% Senior Notes due 2026.

“Star Existing Indentures” means that certain Base Indenture, dated as of February 5, 2001, by and among Star and the Trustee, as amended, supplemented or otherwise modified to date, including by those certain (i) Thirty-Third Supplemental Indenture, dated as of September 16, 2019, by and among Star and the Trustee, governing Star’s 4.75% Senior Notes due 2024, (ii) Thirty-Fourth Supplemental Indenture, dated as of December 16, 2019, by and among Star and the Trustee, governing Star’s 4.25% Senior Notes due 2025 and (iii) Thirty-Fifth Supplemental Indenture, dated as of September 1, 2020, by and among Star and the Trustee, governing Star’s 5.50% Senior Notes due 2026.

“Star Joint Ventures” means iStar LH Fund LLC, a Delaware limited liability company, and iStar GL Venture REIT LLC, a Delaware limited liability company and “Star Joint Venture” means either one of them.

“Star Material Adverse Effect” means any Effect that has a material adverse effect on the assets, properties, liabilities, financial condition, business or results of operations of Star and its Subsidiaries, taken as a whole; provided, however, that a Star Material Adverse Effect shall not include any Effect arising out of or resulting from: (a) any changes in general United States or global economic conditions; (b) changes generally affecting the industry or industries in which Star operates; (c) any change in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) acts of war, armed hostility or terrorism or any worsening thereof; (e) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters or calamities; (f) COVID-19 Measures; (g) any Effect attributable to the negotiation, announcement or consummation of this Agreement or and the transactions contemplated hereby (provided that this clause (g) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (h) any litigation resulting from, arising out of or relating to this Agreement or the consummation of the transactions contemplated hereby (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (i) any failure by Star to meet any internal or published projections (whether published by Star or any analysts) or forecasts or estimates of revenues or earnings or results of operations for any period (it being understood and agreed that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of a Star Material Adverse Effect may be taken into account in determining whether there has been a Star Material Adverse Effect); (j) any change in the price or trading volume of shares of Star Common Stock or any other publicly traded securities of Star (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Star Material Adverse Effect may be taken into account in determining whether there has been a Star Material Adverse Effect); (k) any reduction in the credit rating of Star or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Star Material Adverse Effect may be taken into account in determining whether there has been a Star Material Adverse Effect); and (l) any bankruptcy, insolvency or reorganization of any tenant under any Star Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Star Lease; and provided, further, that if any Effect described in any of clauses (a), (b), (c), (d) or (e) has had a disproportionate adverse impact on Star relative to other companies of comparable size to Star operating in the industry in which Star operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Star Material Adverse Effect has occurred.

“Star Material Contract” means any Contract to which Star or any of its Subsidiaries is a party or by which any of them or their respective properties or assets may be bound, other than Contracts that are binding only on SpinCo and Subsidiaries of Star that will be Subsidiaries of SpinCo after giving effect to the SpinCo Distribution and the SpinCo Reorganization, that:

(a)       is required to be filed as an exhibit to the Star SEC Documents pursuant to Item 601 of Regulation S-K promulgated by the SEC;

(b)       relates to any partnership, joint venture, strategic alliance, co-investment or similar agreement with any third party involving a financial commitment exceeding $15,000,000;

(c)       contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that would restrict or limit in any material respect the business to be conducted by the Surviving Corporation or any of its Subsidiaries after giving effect to the SpinCo Reorganization and the SpinCo Distribution, or that otherwise would restrict or limit in any material respect the lines of business to be conducted by the Surviving Corporation or any of its Subsidiaries or the geographic area in which the Surviving Corporation or any of its Subsidiaries may conduct business, in each case after giving effect to the SpinCo Reorganization and the SpinCo Distribution, other than any ground lease and other than Contracts that are terminable on 12 months or less notice without material cost or penalty;

(d)       involves any merger, consolidation or similar business combination transaction, other than such actions that involve only wholly-owned Subsidiaries of Star;

(e)       relates to development, construction, capital expenditures or purchase of materials, supplies, equipment or other assets or properties (other than purchase orders for such items in the ordinary course of business) in each case that are not terminable on 12 months or less notice without material cost or penalty and requiring aggregate payments by Star or any of its Subsidiaries in excess of $1,000,000 during their remaining term;

(f)       evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $1,000,000, other than any Contract in respect of a ground lease or office leases or obligations thereunder and other than ordinary course equipment leases;

(g)       constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(h)       grants to any Person a right of first refusal, a right of first offer or an option, in each case, to purchase, acquire, sell or dispose of any Star Property that has a fair market value of greater than $1,000,000;

(i)        is for the employment or engagement of any director, officer, employee or individual independent contractor on a full-time, part-time, consulting or other basis providing for annual compensation opportunities in excess of $100,000 (other than any “at will” contract that may be terminated by Star upon 30 days or less advance notice);

(j)        is a bonus, equity, severance, retention, transaction or change of control bonus, pension, profit sharing, retirement or other form of deferred compensation plan or arrangement;

(k)       (a) relating to the licensing or granting of any Intellectual Property Right by Star or any of its Subsidiaries to a third party or by a third party to Star or any of its Subsidiaries, including covenants not to sue (other than (i) licenses to Star or its Subsidiaries for generally available commercial, unmodified, “off the shelf” software used solely for Star’s or its Subsidiaries’ own internal use or in the provision of managerial services to Safe for an aggregate consideration of no more than $500,000 and (ii) assignment of Intellectual Property Rights to Star or its Subsidiaries by employees or consultants under Star’s or its respective Subsidiary’s standard form employment or consultant agreements) or (b) affecting Star’s or its Subsidiaries’ ability to use or enforce any Intellectual Property Right;

(l)        is a Labor Agreement;

(m)      is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Star or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(n)      prohibits the payment of dividends or other distributions in respect of Star Common Stock or shares or other equity interests of any Subsidiary of Star; or

(o)      constitutes a loan to any Person (other than a wholly owned Subsidiaries of Star) by Star or any of its Subsidiaries in an amount in excess of $1,000,000.

“Star Preferred Stock” means preferred stock, par value $0.001 per share, of Star.

“Star Share Consolidation Ratio” means a fraction of a share of Star Common Stock equal to (i) (a) the number of shares of Safe Common Stock held by Star and its wholly-owned Subsidiaries as of immediately prior to the Charter Amendment Effective Time (after completion of the SpinCo Reorganization and the SpinCo Distribution, the termination and settlement of Star’s iPIP plans and any sales of Safe Common Stock by Star to third parties in connection with the Closing or that would take place concurrently with the Closing), plus (b) the sum of (x) 1,195,034 plus (y) the number of shares of Safe Common Stock payable to Star in respect of the Management Fee (as such term is defined in the Management Agreement) that has accrued but remains unpaid as of the Closing Date pursuant to the Management Agreement (if any) minus (c) any Extension Share Deduction, divided by (ii) the aggregate number of issued and outstanding shares of Star Common Stock as of immediately prior to the Charter Amendment Effective Time, calculated in a manner consistent with the sample calculations set forth in Schedule V.

“Star Stock Issuance” means the issuance of Star Common Stock in connection with the Merger.

“Star Superior Proposal” means a Superior Proposal with respect to Star.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; (b) such Person is a general partner, manager or managing member; or (c) such Person holds a majority of the equity economic interest. For the avoidance of doubt, each Star Joint Venture shall be considered a Subsidiary of Star. Notwithstanding the foregoing, neither Safe nor any Subsidiary of Safe shall be considered a Subsidiary of Star.

“Superior Proposal” means, with respect to Safe or Star, as applicable, a bona fide written Acquisition Proposal that the Safe Special Committee or the Star Special Committee, respectively, determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, timing, regulatory and other aspects of the proposal and the Person making the proposal (including any termination fees, expense reimbursement provisions and conditions to consummation), if consummated, would result in a transaction that is more favorable to the stockholders of Safe or Star, respectively, than the transactions contemplated by this Agreement; provided, that for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in this Section 10.1, except that the references to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%”.

“Systems” means software, firmware, servers, hardware systems (whether general or special purpose), websites, databases, circuits, networks, computer and telecommunication assets and equipment, middleware, network equipment, routers, platforms, peripherals, interfaces, websites, servers, and other information technology equipment, and the information contained therein or processed or transmitted thereby, in each case, owned, licensed, leased or used or held for use by or for the benefit of Star or any of its Subsidiaries.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent or withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes, including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not.

“Tax Return” shall mean any report, return, document, declaration or other information or filing supplied or required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“to Safe’s knowledge” or “to the knowledge of Safe” means the actual knowledge, after reasonable inquiry, of any of the persons listed in Section 10.1(b) of the Safe Disclosure Letter.

“to Star’s knowledge” or “to the knowledge of Star” means the actual knowledge, after reasonable inquiry, of any of the persons listed in Section 10.1(b) of the Star Disclosure Letter.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party, whether or not breaching this Agreement was the conscious object of such act or omission; provided, that Safe shall not be deemed to have committed a Willful Breach to the extent such breach or failure to perform was the result of a Star Breach Event.

Section 10.2      Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acquisition Agreement	49
Acquisitions	36
Action	23
Additional Dividend Amount	55
Agreement	1
Articles of Merger	4
Bankruptcy and Equitable Exceptions	13
Base Amount	53
Blue Sky Laws	14
Book-Entry Shares	6
Certificates	6
Change in Safe Recommendation	50
Change in Star Recommendation	50
Charter Amendment	1
Charter Amendment Effective Time	3
Chosen Courts	72
Closing	4
Closing Date	4
Closing Dividend Date	55
Code	2
Common Stock Merger Consideration	1
Debt Assumption	56
Debt Assumption Documents	56
Effective Time	4
Eligible Shares	5
Excess Shares	3
Exchange Act	14

Exchange Agent	7
Exchange Fund	7
Excluded Shares	5
Existing Star Holders	3
Form 10	58
Form S-4	44
Governance Agreement	2
Governmental Entity	14
Ground Lease Documents	30
IAS	59
Indemnified Parties	52
Internalization Merger	59
Internalization Merger Agreement	59
Internalization Option	59
Joint Proxy Statement/Prospectus	44
Letter of Transmittal	7
Loan	31
Loan Documents	31
Merger	4
Merger Consideration	6
MGCL	2
Notice of Superior Proposal Recommendation Change	51
Organizational Documents	14
Outside Date	64
Par Value Change	1
Par Value Change Amendment	1
Par Value Charter Amendment Effective Time	4
Parties	1
Party	1
Payoff Letters	57
Permits	33
Preferred Stock Merger Consideration	6
Qualifying Income	67
Registration Rights Agreement	2
REIT Requirements	67
Reorganization	59
Reverse Split	1
Safe	1
Safe Base Amount	67
Safe Capitalization Date	12
Safe Common Stock	5
Safe Disclosure Letter	12
Safe Material Contract	13
Safe Preferred Stock	12
Safe Required Vote	17
Safe Restricted Stock Unit	10

Safe SEC Documents	14
Safe Special Committee	1
Safe Stockholders Meeting	45
Safe Tax Representation Letter	38
Safe Termination Fee	67
Sarbanes-Oxley Act	14
SDAT	3
Securities Act	11
Separation and Distribution Agreement	2
SMS	59
Special Safe Distribution	35
Special Star Distribution	39
SpinCo Information Statement	58
Star	1
Star Base Amount	68
Star Benefit Plans	26
Star Capitalization Date	18
Star Disclosure Letter	17
Star Ground Leased Properties	30
Star Ground Leased Property	30
Star Intellectual Property	32
Star Leased Property	29
Star Leases	30
Star Owned or Leased Properties	29
Star Owned Property	29
Star Properties	30
Star Property	30
Star Required Vote	29
Star Restricted Stock Unit	11
Star SEC Documents	20
Star Series D Preferred Stock Merger Consideration	6
Star Series G Preferred Stock Merger Consideration	6
Star Series I Preferred Stock Merger Consideration	6
Star Special Committee	1
Star Stockholders Meeting	46
Star Tax Representation Letter	44
Star Termination Fee	68
Star Title Insurance Policy	31
Surviving Corporation	4
Tax Guidance	68
Transfer Agent	3
Voting Agreement	2
Voting Debt	19

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Star and Safe have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

iSTAR INC.

By:	/s/ Brett Asnas
Name: Brett Asnas
Title: Chief Financial Officer

SAFEHOLD INC.

By:	/s/ Marcos Alvarado
Name: Marcos Alvarado
Title: President and Chief Investment Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Separation and Distribution Agreement

FINAL FORM

Dated as of [●]

iSTAR INC. and [SPINCO]
Separation and Distribution Agreement

Table of Contents

Page

Article I Definitions	2

Article II The Separation	13

2.1	Separation Transactions	13
2.2	Transfer Documents	13
2.3	Waiver of Bulk-Sale and Bulk-Transfer Laws	13
2.4	Approvals and Notifications	13
2.5	Release of Guarantees	15
2.6	Termination of Agreements, Settlement of Accounts between iStar and SpinCo	16
2.7	Treatment of Shared Contracts	17
2.8	Bank Accounts	17
2.9	Cash Contribution	18
2.10	Prorations	18
2.11	Disclaimer of Representations and Warranties	18

Article III Additional Covenants; Conditions	19

3.1	Commercially Reasonable Efforts	19
3.2	Cooperation; Misallocations	19
3.3	Conditions to the Distribution	20
3.4	Certain Provisions Regarding the Distribution	21

Article IV Mutual Releases; Indemnification	22

4.1	Release of Pre-Distribution Claims	22
4.2	Indemnification by SpinCo	25
4.3	Indemnification by iStar	25
4.4	Limitations on Indemnification Obligations	26
4.5	Procedures for Indemnification of Third-Party Claims	27
4.6	Additional Matters	29
4.7	Right of Contribution	30
4.8	Covenant Not to Sue	31
4.9	Remedies Cumulative	31
4.10	Survival of Indemnities	31

Article V Certain Other Matters	31

5.1	Insurance Matters	31

- i -

5.2	Late Payments	33
5.3	Warranties of Title to Real Property	33
5.4	Inducement	33
5.5	Post-Effective Time Conduct	33
5.6	Non-Solicitation Covenant	33

Article VI Exchange of Information; Confidentiality	34

6.1	Agreement for Exchange of Information	34
6.2	Ownership of Information	34
6.3	Record Retention	34
6.4	Limitations of Liability	35
6.5	Other Agreements Providing for Exchange of Information	35
6.6	Production of Witnesses; Records; Cooperation	35
6.7	Privileged Matters	36
6.8	Confidentiality	38
6.9	Protective Arrangements	39

Article VII TAX MATTERS	40

7.1	Allocation of Tax Liabilities	40
7.3	Tax Refunds	41
7.4	Assistance and Cooperation	41
7.5	Tax Contests	41
7.6	Tax Treatment of Indemnity Payments	42
7.7	Indemnity Payment Escrow	42

Article VIII Termination	43

8.1	Termination	43
8.2	Effect of Termination	43

Article IX Miscellaneous	43

9.1	Counterparts; Entire Agreement; Corporate Power	43
9.2	Notices	44
9.3	Interpretation	44
9.4	Third-Party Beneficiaries	45
9.5	Governing Law	45
9.6	Severability	45
9.7	Assignment	46
9.8	No Set-Off	46

- ii -

9.9	Specific Performance	46
9.10	Survival of Covenants	46
9.11	Waivers of Default	46
9.12	Amendments	46
9.13	Limitations of Liability	47
9.14	Performance	47
9.15	Responsibility for Expenses	47

Exhibit A	Transferred Assets and Liabilities
Exhibit B	Excluded Assets and Liabilities
Exhibit C	Distribution Steps Plan

- iii -

SEPARATION AND DISTRIBUTION AGREEMENT

THIS SEPARATION AND DISTRIBUTION AGREEMENT, dated as of [●] (this “Agreement”), is by and among iStar Inc., a Maryland corporation (together with its successors and assigns, “iStar”), and [SPINCO]1, a Maryland business trust (together with its successors and assigns, “SpinCo”).

RECITALS

WHEREAS, iStar entered into an Agreement and Plan of Merger, dated August 10, 2022 (as amended from time to time, the “Merger Agreement”), by and among iStar and Safehold Inc., a Maryland corporation (together with its successors and assigns, “SAFE”), pursuant to which SAFE will merge with and into iStar (the “Merger”), with iStar continuing as the surviving corporation and operating under the name “Safehold Inc.”;

WHEREAS, as a condition to the closing of the Merger, iStar has agreed to consummate a series of reorganization and separation transactions (the “Separation”) pursuant to which, among other things, the direct or indirect ownership interests in certain properties and other assets of iStar and its subsidiaries, as well as certain Liabilities of iStar and its subsidiaries, will be contributed to SpinCo;

WHEREAS, following the Separation, but prior to the effective time of the Merger, iStar will distribute to the stockholders of iStar all of the issued and outstanding SpinCo Common Stock (the “Distribution,” and together with the Separation, the “Separation Transactions”);

WHEREAS, the Parties have completed certain preliminary actions in connection with the Separation and the Distribution, including the formation of SpinCo as a wholly owned Subsidiary of iStar;

WHEREAS, SpinCo has prepared and filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form 10, which includes an information statement, with respect to the shares of SpinCo Common Stock to be distributed by iStar in the Distribution, which was declared effective by the SEC on [●];

WHEREAS, contemporaneously with the execution of this Agreement, in furtherance of the foregoing, the board of directors of iStar (the “iStar Board”) has approved the Distribution of all of the issued and outstanding shares of SpinCo common stock, par value $0.01 per share (“SpinCo Common Stock”), at a ratio of one share of SpinCo Common Stock for one share of iStar common stock, par value $0.001 per share, subject to adjustment as provided in Section 3.4(a) (the “Distribution Ratio”) held as of the close of business on the Record Date, subject to the satisfaction of the conditions of the Distribution set forth in this Agreement; and

WHEREAS, the Parties desire to enter into this Agreement to set forth each of the Separation Transactions to be effectuated by the Parties, and to set forth certain other agreements relating to the Separation Transactions and the relationship of iStar, SpinCo and their respective Affiliates following the Distribution.

1 Name of SpinCo to be jointly determined by Star and Safe prior to the Distribution Effective Time.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I

Definitions

For the purpose of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall mean GAAP applied on a consistent basis.

“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset, and (iii) any claim for refund or credit of Taxes previously paid.

“Affiliate” shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, prior to, from and after the Distribution Effective Time, for purposes of this Agreement and the Ancillary Agreements, (a) no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the iStar Group and (b) no member of the iStar Group shall be deemed to be an Affiliate of any member of the SpinCo Group.

“Agent” shall mean a distribution agent, transfer agent and registrar that is duly appointed by iStar to act in such capacities for the SpinCo Common Stock in connection with the Distribution.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Allowed Amount” shall have the meaning set forth in Section 7.7.

“Ancillary Agreement” shall mean all agreements (other than this Agreement) entered into by the Parties and/or members of their respective Groups (but as to which no Third Party is a party) in connection with the Separation Transactions or the other transactions contemplated by this Agreement, including the Management Agreement, the Governance Agreement, the Term Loan Facility, the Registration Rights Agreement and the Transfer Documents.

“Approvals or Notifications” shall mean any consents, waivers, approvals, Permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority.

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including: (i) rights and benefits pursuant to any contract, license, Permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement; (ii) all interests in any capital stock or other equity interests of any Subsidiary or any other Person or all loans, advances or other extensions of credit or capital contribution to any Subsidiary or any other Person; (iii) all other investments in securities of any Person; (iv) all rights as a partner, joint venturer or participant; and (v) all deposits, letters of credit, performance bonds and other surety bonds.

“Assumed Liabilities” shall mean (without duplication) all of the Liabilities of iStar, SpinCo or any member of the SpinCo Group or iStar Group, other than the Excluded Liabilities, which Assumed Liabilities shall include:

(i)            except as otherwise expressly set forth in any Transaction Document, all Liabilities to the extent relating to, arising out of or resulting from any Transferred Assets or the operation or conduct of the Transferred Business whether arising before, at or after the Distribution Effective Time, including any divested Assets or operations of the Transferred Business;

(ii)           all liabilities reflected in the most recent unaudited pro forma balance sheet of the SpinCo Group included in the Form 10;

(iii)          the obligations related to the SpinCo Group portion of any Shared Contract pursuant to Section 2.7;

(iv)          all Liabilities expressly provided by this Agreement or any other Transaction Document to be assumed or retained by SpinCo or any other member of the SpinCo Group (including indemnification obligations thereunder);

(v)           all Liabilities pursuant to the SpinCo Loan Agreements;

(vi)          all Liabilities of the iStar Group relating to any Disclosure Document (excluding any Liabilities to the extent relating to information supplied by the iStar Group regarding its role as the manager of the SpinCo Group or the Management Agreement, which for the avoidance of doubt shall be Excluded Liabilities); and

(vii)         those Liabilities set forth on Exhibit A.

“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks in New York, New York are closed for business.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Cutoff Date” shall have the meaning set forth in Section 7.1(a).

“Deed” shall have the meaning set forth in Section 5.3(a).

“Designated Exchange” means Nasdaq or NYSE (or any such exchange’s affiliated exchanges) or such other primary stock exchange on which the SpinCo Common Stock will be listed following the consummation of the transactions contemplated by this Agreement; provided, that the Designated Exchange shall be NYSE, unless (a) in the case of Nasdaq (or one of its affiliated exchanges), (i) iStar reasonably determines, in good faith and after consultation with SAFE, that the Designated Exchange should be Nasdaq (or one of its affiliated exchanges) based on adverse developments in the listing process of NYSE following the date hereof and such change from NYSE to Nasdaq would not reasonably be expected to materially delay the closing of the transactions contemplated hereby and the Merger Agreement and would not adversely affect any of the covenants, agreements, rights or obligations of any Party to this Agreement or the Merger Agreement or (ii) such exchange is mutually agreed to in writing by SAFE and iStar prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by Safe or iStar) or (b) in the case of any exchange other than Nasdaq or NYSE (or their affiliated exchanges), such exchange is mutually agreed to in writing by Safe and iStar prior to the Separation (such agreement not to be unreasonably withheld, conditioned or delayed by SAFE or iStar).

“Disclosure Document” shall mean any registration statement (including the Form 10) filed with the SEC by or on behalf of any Party or any member of its Group, and also includes any information statement (including the Information Statement), prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, in each case which describes the Separation, the Distribution or the SpinCo Group, or primarily relates to the transactions contemplated hereby.

“Distribution” shall have the meaning set forth in the recitals hereof.

“Distribution Date” shall mean the date on which the Distribution occurs.

“Distribution Steps Plan” shall have the meaning set forth in Section 2.1.

“Distribution Effective Time” shall mean 12:01 p.m., Eastern time, on the Distribution Date.

“Environmental Law” shall mean any Law relating to (a) releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials, (b) the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material, (c) the treatment, storage, disposal or management of Hazardous Materials, (d) exposure to Hazardous Materials or any other toxic, hazardous or other controlled, prohibited or regulated substances, (e) the transportation, release or any other use of Hazardous Materials, or (f) the pollution, protection or regulation of the environmental or natural resources.

“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or contract or agreement relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take-back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Escrowed Amount” shall have the meaning set forth in Section 7.7.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Excluded Assets” shall mean, other than the Transferred Assets, all of the Assets of the iStar Group (which, for the avoidance of doubt, shall include the SAFE Group after the effective time of the Merger). Without limiting the foregoing, the Excluded Assets shall include each of the Assets set forth on Exhibit B.

“Excluded Business” shall mean the businesses, operations and activities of (i) the iStar Group conducted prior to the Distribution Effective Time that relate to the origination, acquisition, creation of, investment in, financing of, management of or fundraising for, fee and leasehold interests in ground leases, ground lease related assets and entities that own and hold such assets (including SAFE, any other member of the SAFE Group and iStar GL Venture REIT LLC; (ii) the SAFE Group, whether conducted before or after the Distribution Effective Time (including as part of the iStar Group after the effective time of the Merger); and (iii) the iStar Group conducted after the Distribution Effective Time.

“Excluded Liabilities” shall mean:

(i)            all Liabilities to the extent relating to, arising out of or resulting from:

(1)	the operation or conduct of the Excluded Business as conducted at any time prior to the Distribution Effective Time by the iStar Group (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative, which act or failure to act relates to the Excluded Business);

(2)	the operation or conduct of the Excluded Business or any other business conducted by the iStar Group at any time after the Distribution Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative, which act or failure to act relates to the Excluded Business or such other business); or

(3)	the Excluded Assets;

(ii)           the obligations related to the iStar Group portion of any Shared Contract pursuant to Section 2.7;

(iii)          all Liabilities expressly provided by this Agreement or any other Transaction Document to be assumed or retained by iStar or any member of the iStar Group (including indemnification obligations thereunder);

(iv)          all Liabilities for payment of amounts due in respect of indebtedness and preferred stock of iStar; and

(v)           those Liabilities set forth on Exhibit B.

“Form 10” shall mean the registration statement on Form 10 filed by SpinCo with the SEC to effect the registration of SpinCo Common Stock pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“Governance Agreement” shall mean the Governance Agreement entered into at the closing of the Merger between iStar and SpinCo.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal, industry self-regulatory organization or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Group” shall mean the SpinCo Group, the iStar Group and/or the SAFE Group, as the context requires.

“Hazardous Materials” shall mean each element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, regulated or identified under applicable Environmental Laws because of its hazardous, toxic, dangerous or deleterious properties.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Information” shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Information Statement” shall mean the information statement to be sent to the holders of iStar common stock in connection with the Distribution, as such information statement may be amended or supplemented from time to time prior to the Distribution.

“Insurance Proceeds” shall mean those monies (i) received by an insured from an insurance carrier; or (ii) paid by an insurance carrier on behalf of the insured; in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Insurance Termination Date” shall have the meaning set forth in Section 5.1(c).

“Insured Party” shall have the meaning set forth in Section 5.1(c).

“Intellectual Property” shall mean all of the following anywhere in the world: (a) all inventions and designs (whether patentable or unpatentable and whether or not reduced to practice), patents and patent applications, and all continuations and continuations in part, divisions, reissues, reexaminations, renewals, and extensions thereof, (b) all copyrightable works, copyrights, mask works, and industrial designs, and all registrations and applications for registration thereof, (c) all trademarks, service marks, trade dress trade names, logos, domain names, social media accounts and handles, and other indicia of origin, and all registrations and applications for the registration thereof, and all goodwill of the business connected with the use thereof and symbolized thereby, (d) all trade secrets, and other intellectual property and proprietary rights in know-how, technology, technical data, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and all other proprietary information of every kind (collectively, “Know-How”), (e) all software (including source and object code), firmware, development tools, algorithms, files, records, technical drawings and related documentation, data and manuals, (f) all databases and data collections, (g) all other intellectual property rights, and (h) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“iStar” shall have the meaning set forth in the preamble hereof.

“iStar Accounts” shall have the meaning set forth in Section 2.8(a).

“iStar Board” shall have the meaning set forth in the recitals hereof.

“iStar Group” shall mean iStar and each Person that is a Subsidiary of iStar, including, after the effective time of the Merger, SAFE and each Person that is a Subsidiary of SAFE (in each case, other than SpinCo and any other member of the SpinCo Group).

“iStar Indemnitees” shall have the meaning set forth in Section 4.2.

“iStar Statement” shall have the meaning set forth in Section 2.10(a).

“Joint Proxy Statement / Prospectus” shall mean the joint proxy statement / prospectus of iStar and SAFE filed on Form S-4 with the SEC, which was declared effective by the SEC on [●].

“Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty, license, Permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

“Linked” shall have the meaning set forth in Section 2.8(a).

“Loss Party” shall have the meaning set forth in Section 5.1(d).

“Losses” shall mean actual losses (including any diminution in value), costs, damages, Taxes, penalties and expenses (including legal and accounting fees, and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Management Agreement” shall mean the management agreement to be entered into by and between iStar and SpinCo or the members of their respective Groups in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement in the form attached hereto as Exhibit C.

“Margin Loan” shall mean the $140.0 million margin loan to be entered into by SpinCo on the date of the Separation and secured by the SAFE Shares.

“Merger” shall have the meaning set forth in the recitals hereof.

“Merger Agreement” shall have the meaning set forth in the recitals hereof.

“Parties” shall mean the parties to this Agreement.

“Payor” shall have the meaning set forth in Section 7.2(c).

“Permit” shall mean a permit, approval, authorization, consent, license or certificate of any kind issued by any Governmental Authority.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Policy” shall have the meaning set forth in Section 5.3(b).

“Positive Tax Opinion or Ruling” shall have the meaning set forth in Section 7.7.

“Privileged Information” shall mean any information, in written, oral, electronic, or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have asserted a privilege, including the attorney-client and attorney work product privileges.

“Qualifying Income” shall have the meaning set forth in Section 7.7.

“Real Property” shall have the meaning set forth in Section 5.3(a).

“Record Date” shall mean the close of business on the date to be determined by the iStar Board as the record date for determining holders of iStar capital stock entitled to receive shares of SpinCo Common Stock pursuant to the Distribution.

“Record Holders” shall mean the holders of record of iStar capital stock as of the Record Date.

“Registration Rights Agreement” shall mean the Registration Rights Agreement entered into at the closing of the Merger between iStar and SpinCo.

“REIT” shall mean “a real estate investment trust” within the meaning of Section 856 of the Code.

“Required Party” shall have the meaning set forth in Section 7.2(c).

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“SAFE” shall have the meaning set forth in the preamble hereof.

“SAFE Group” shall mean SAFE and each Person that is a Subsidiary of SAFE, including, after the effective time of the Merger, SAFE and each Person that is a Subsidiary of SAFE.

“SAFE Shares” shall mean the number of shares of common stock of SAFE equal to the SpinCo Share Contribution transferred to the SpinCo Group in the Separation Transactions.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Separation” shall have the meaning set forth in the recitals hereof.

“Separation Transactions” shall have the meaning set forth in the recitals hereof.

“Shared Contract” shall have the meaning set forth in Section 2.7(a).

“SpinCo” shall have the meaning set forth in the preamble hereof.

“SpinCo Account” shall have the meaning set forth in Section 2.8(a).

“SpinCo Common Stock” shall have the meaning set forth in the recitals hereof.

“SpinCo Group” shall mean (a) prior to the Distribution Effective Time, SpinCo and each Person that will be a Subsidiary of SpinCo as of or immediately after the Distribution Effective Time, including the Transferred Entities, even if, prior to the Distribution Effective Time, such Person is not a Subsidiary of SpinCo; and (b) from and after the Distribution Effective Time, SpinCo and each Person that is a Subsidiary of SpinCo or that was a Subsidiary of iStar prior to the Distribution Effective Time and is not a Subsidiary of the iStar Group after the Distribution Effective Time.

“SpinCo Indemnitees” shall have the meaning set forth in Section 4.3.

“SpinCo Loan Agreements” shall mean, collectively, the Margin Loan and the Term Loan Facility, each entered into by SpinCo in connection with the Distribution.

“SpinCo Share Contribution” shall mean a number of shares of common stock of SAFE having a value of $400 million as determined in accordance with the terms of the Margin Loan.

“Spin-Off Distribution” shall mean the $140.0 million distribution to be made by SpinCo to iStar immediately prior to the Separation (using the proceeds of the Margin Loan) in consideration of the Transferred Assets.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company, joint venture, REIT, or other organization, whether incorporated or unincorporated, or other legal entity of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (a) the total combined voting power of all classes of voting securities of such entity; (b) the total combined equity interests of such entity, or (c) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such entity.

“Tangible Information” shall mean information that is contained in written, electronic or other tangible forms.

“Tax” or “Taxes” shall mean any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, escheat, alternative minimum, universal service fund, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Authority or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Advisor” shall mean a Tax counsel or accountant, in each case of recognized national standing.

“Tax Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” shall mean any refund, credit, or other item that causes reduction in otherwise required liability for Taxes.

“Tax Contest” shall mean an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax Law” shall mean the Law of any Governmental Authority or political subdivision thereof relating to any Tax.

“Tax Period” shall mean, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Return” shall mean any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Term Loan Facility” shall mean the Term Loan Facility entered into between a member of the iStar Group and SpinCo prior to the date hereof in an initial aggregate principal amount of $100.0 million (as amended and restated in connection with the closing of the Merger).

“Third Party” shall mean any Person other than the Parties or any members of their respective Groups.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Transaction Documents” shall mean this Agreement, the Ancillary Agreements, the SpinCo Loan Agreements and the Merger Agreement.

“Transfer” shall have the meaning set forth in Section 2.1(a).

“Transferee” shall have the meaning set forth in Section 5.3(a).

“Transferor” shall have the meaning set forth in Section 5.3(a).

“Transfer Documents” shall mean any documents relating to the transfer of Assets and/or Liabilities in connection with the Separation Transactions, including such deeds, bills of sale, asset transfer agreements, business transfer agreements, demerger plans, deeds or agreements, endorsements, assignments, assumptions (including liability assumption agreements), leases, subleases, affidavits and other instruments of sale, conveyance, contribution, distribution, lease, transfer and assignment between the Parties or members of their respective Groups, as applicable, as may be necessary or advisable under the Laws of the relevant jurisdictions to effect the Separation Transactions.

“Transfer Taxes” shall mean all sales, use, transfer, real property transfer, intangible, recordation, registration, documentary, stamp or similar Taxes imposed in connection with the Separation Transactions (excluding in each case, for the avoidance of doubt, any Income Taxes).

“Transferred Assets” shall mean (i) all of the equity interests in each of the Subsidiaries comprising the SpinCo Group (other than SpinCo) and each of the other Assets identified as Transferred Assets on Exhibit A, taking into account the effect to the Separation Transactions, (ii) any other Assets mutually agreed by iStar and SAFE and reflected on the most recent unaudited pro forma balance sheet of the SpinCo Group included in the Form 10 and (iii) the Cash Contribution and other cash payable to SpinCo, if any, pursuant to Section 2.10; provided, however, that in the cases of clauses (i) and (ii), Transferred Assets shall not include any such Assets that are disposed of or that are repaid prior to the Distribution Effective Time, but shall include the Additional Cash Proceeds (as such term is defined in the Merger Agreement) remaining after iStar has satisfied its obligations under Section 6.12 of the Merger Agreement.

“Transferred Business” shall mean the businesses, operations, activities, Assets and Liabilities of iStar and its Subsidiaries prior to the Separation Transactions other than the Excluded Business.

“Transferred Entities” shall have the meaning set forth on Exhibit A.

Article II

The Separation

2.1            Separation Transactions. Promptly following the execution of this Agreement, the Parties shall engage in and effectuate the Separation Transactions in accordance with this Agreement, including the Distribution Steps Plan attached hereto as Exhibit D (the “Distribution Steps Plan”). The Parties acknowledge that the Separation Transactions are intended to result in the iStar Group retaining the Excluded Assets and the Excluded Liabilities and the SpinCo Group owning the Transferred Assets and assuming the Assumed Liabilities. For the avoidance of doubt, to the extent a specific aspect of the Separation Transactions is expressly depicted by the Distribution Steps Plan, the Distribution Steps Plan shall take precedence in the event of any conflict between the terms of this Article II and the Distribution Steps Plan, and any transfers of assets or liabilities made pursuant to this Agreement or any Ancillary Agreement after the Distribution Effective Time shall be deemed to have been made prior to the Distribution Effective Time consistent with the Distribution Steps Plan. Upon the terms and subject to the conditions set forth in this Agreement:

(a)            Transferred Assets. iStar shall, and shall cause the members of the iStar Group to, contribute, convey, transfer, assign and/or deliver (“Transfer”) to SpinCo or the applicable SpinCo Group member, and SpinCo or the applicable SpinCo Group member shall acquire and accept from iStar or its applicable member of the iStar Group, all of the respective right, title and interest of iStar or its applicable member of the iStar Group in and to the Transferred Assets. The Parties acknowledge and agree that any Transferred Asset held by any Transferred Entity shall be Transferred for all purposes hereunder as a result of the Transfer of the equity interests in such Transferred Entity. For the avoidance of doubt, the Transferred Assets do not include any Excluded Assets, and iStar or the applicable member of the iStar Group shall retain all right, title and interest in and to any and all Excluded Assets.

(b)            Assumed Liabilities. SpinCo shall, and shall cause the applicable SpinCo Group member to, assume and agree to perform and fulfill when due and, to the extent applicable, comply with, any and all of the Assumed Liabilities in accordance with their respective terms. The Parties acknowledge and agree that any Assumed Liability of any Transferred Entity shall be assumed for all purposes hereunder as a result of the Transfer of the equity interests in such Transferred Entity. For the avoidance of doubt, the Assumed Liabilities do not include any Excluded Liabilities, and no SpinCo Group member is assuming or agreeing to perform and fulfill when due or comply with any Excluded Liabilities.

2.2            Transfer Documents. Following the execution of this Agreement and prior to the Distribution Effective Time, the Parties shall, and shall cause the applicable members of their respective Groups to, execute and deliver all Transfer Documents that are necessary or desirable to effect the Separation. The Parties agree that each Transfer Document shall be in a form consistent with the terms and conditions of this Agreement or the applicable Ancillary Agreement(s) with such provisions as are required by applicable Law in the jurisdiction in which the relevant Assets or Liabilities are located.

2.3            Waiver of Bulk-Sale and Bulk-Transfer Laws. Each Party hereby waives compliance by each other Party and its respective Group members with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to any of the Separation Transactions.

2.4            Approvals and Notifications.

(a)            To the extent that the Transfer of any Asset or assumption of any Liability contemplated by Section 2.1 requires any Approvals or Notifications, from and after the date hereof, the Parties shall use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable. SpinCo shall reimburse and make whole any member of the iStar Group that makes such payment, incurs such Liability or grants any accommodation to any Third Party to obtain any such Approvals or Notifications, to such Party’s reasonable satisfaction.

(b)            If and to the extent that the valid and complete Transfer of any Asset or the valid and complete assumption of any Liability contemplated by Section 2.1 would be a violation of applicable Law or require any Approvals or Notifications that have not been obtained or made prior to the Distribution Effective Time, then, unless the Parties mutually shall otherwise determine, the Transfer of such Asset, or assumption of such Liability, as the case may be, shall be automatically deemed deferred and any such purported Transfer or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any Asset that constitutes an Excluded Asset or Transferred Asset shall continue to constitute an Excluded Asset or Transferred Asset, and any Liability that constitutes an Excluded Liability or Assumed Liability shall continue to constitute an Excluded Liability or Assumed Liability for all other purposes of this Agreement and be subject to Section 2.4(c). In respect of the deferral of any such Liabilities, the applicable Group member to whom such Liability shall Transfer shall, to the extent not prohibited by Law, (i) indemnify, defend and hold harmless the Group of each other Party and pay, perform and discharge fully all of its obligations or other Liabilities that constitute a deferred Liability from and after the Distribution Effective Time, and (ii) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the applicable Group. If and when the legal or contractual impediments the presence of which caused the deferral of Transfer or assumption of any Asset or Liability pursuant to this Section 2.4(b) are removed or any Approvals or Notifications the absence of which caused the deferral of Transfer or assumption of any Asset or Liability pursuant to this Section 2.4(b) are obtained or made, the Transfer or assumption of the applicable Asset or Liability shall be effected promptly without further consideration in accordance with the terms of this Agreement and shall, to the extent possible without the imposition of any undue cost on any Party, be deemed to have become effective as of the Distribution Effective Time.

(c)            If the Transfer or assumption of any Asset or Liability intended to be Transferred or assumed pursuant to Section 2.1 is not consummated prior to or at the Distribution Effective Time as a result of the provisions of Section 2.4(b) or for any other reason (including any misallocated transfers subject to Section 3.2), then, insofar as reasonably possible and to the extent permitted by applicable Law, the Person retaining such Asset or Liability, as the case may be, (i) shall thereafter hold such Asset or Liability, as the case may be, in trust for the use and benefit and burden of the Person entitled thereto (and at such Person’s sole expense) until the consummation of the Transfer or assumption thereof (or as otherwise determined by the Parties); and (ii) with respect to any deferred Assets or Liabilities, use commercially reasonable efforts to develop and implement mutually acceptable arrangements to place the Person entitled to receive such Asset or Liability in substantially the same economic position as if such Asset or Liability had been Transferred or assumed as contemplated by Section 2.1 and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for gain, dominion, ability to enforce the rights under or with respect to and control and command over such Asset or Liability, are to inure from and after the Distribution Effective Time to the applicable member or members of the Group entitled to the receipt of such Asset or required to assume such Liability and as a result, to the extent reasonably practicable, no decisions shall be made with respect thereto without consent of the party entitled to receive such asset. Subject to Section 2.4(a), any Person retaining an Asset or a Liability due to the deferral of the Transfer or assumption of such Asset or Liability, as the case may be, shall not be required, in connection with the foregoing, to make any payments, incur any Liability or offer or grant any accommodation to any Third Party, except to the extent that the Person entitled to the Asset or responsible for the Liability, as applicable, agrees to reimburse and make whole the Person retaining an Asset or a Liability, to such Person’s reasonable satisfaction, for any payment or other accommodation made by the Person retaining an Asset or a Liability at the request of the Person entitled to the Asset or responsible for the Liability.

2.5            Release of Guarantees. In furtherance of, and not in limitation of, the obligations set forth in Section 2.4:

(a)            Each of iStar and SpinCo shall, at the request of the other Party and with the reasonable cooperation of such other Party and the applicable member(s) of such Party’s Group, use commercially reasonable efforts to, as soon as reasonably practicable following the applicable Separation Transactions, (i) have any member(s) of the iStar Group removed as guarantor of, indemnitor of or obligor for any Assumed Liability, including the termination and release of any Security Interest on or in any Excluded Asset that may serve as collateral or security for any such Assumed Liability; and (ii) have any member(s) of the SpinCo Group removed as guarantor of, indemnitor of or obligor for any Excluded Liability, including the termination and release of any Security Interest on or in any Transferred Asset that may serve as collateral or security for any such Excluded Liability.

(b)           If and to the extent required:

(i)            to obtain a release of any member of the iStar Group from a guarantee or indemnity for any Assumed Liability, SpinCo or one or more members of the SpinCo Group shall execute a guarantee or indemnity agreement in substantially the form of the existing guarantee or indemnity or such other form as is reasonably agreed to by the relevant parties to such guarantee or indemnity agreement, which agreement shall include the termination and release of any Security Interest on or in any Excluded Asset that may serve as collateral or security for any such Assumed Liability; provided, that, no such new guarantee or indemnity shall be required to the extent that the corresponding existing guarantee or indemnity contains representations, covenants or other terms or provisions either (i) with which SpinCo or the SpinCo Group would be reasonably unable to comply or (ii) which SpinCo or the SpinCo Group would not reasonably be able to avoid breaching;

(ii)           to obtain a release of any member of the SpinCo Group from a guarantee or indemnity for any Excluded Liability, iStar or one or more members of the iStar Group shall execute a guarantee or indemnity agreement in substantially the form of the existing guarantee or indemnity or such other form as is reasonably agreed to by the relevant parties to such guarantee or indemnity agreement, which agreement shall include the termination and release of any Security Interest on or in any Transferred Asset that may serve as collateral or security for any such Excluded Liability; provided, that, no such new guarantee or indemnity shall be required to the extent that the corresponding existing guarantee or indemnity contains representations, covenants or other terms or provisions either (i) with which iStar or the iStar Group would be reasonably unable to comply or (ii) which iStar or the iStar Group would not reasonably be able to avoid breaching.

(c)            Until such time as iStar or SpinCo has obtained, or has caused to be obtained, any removal or release as set forth in clauses (a) and (b) of this Section 2.5, (i) the Party or the relevant member of its Group that has assumed the Liability related to such guarantee shall indemnify, defend and hold harmless the guarantor or obligor against or from any Liability (in respect of a mortgage or otherwise) arising from or relating thereto in accordance with the provisions of Article IV and shall, as agent or subcontractor for such guarantor, indemnitor or obligor, pay, perform and discharge fully all the obligations or other Liabilities (in respect of mortgages or otherwise) of such guarantor, indemnitor or obligor thereunder; and (ii) each of iStar and SpinCo, on behalf of itself and the other members of their respective Group, agree not to renew or extend the term of, increase any obligations under, decrease any rights under or transfer to a Third Party, any loan, guarantee, lease, contract or other obligation for which the other Party or a member of its Group is or may be liable unless all obligations of such other Party and the members of such other Party’s Group with respect thereto have theretofore terminated by documentation satisfactory in form and substance to such other Party.

2.6            Termination of Agreements, Settlement of Accounts between iStar and SpinCo.

(a)            Except as set forth in Section 2.6(b), in furtherance of the releases and other provisions of Section 4.1, SpinCo and each member of the SpinCo Group, on the one hand, and iStar and each member of the iStar Group, on the other hand, hereby terminate all contracts and agreements between such Groups, effective as of the Distribution Effective Time. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Effective Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b)           The provisions of Section 2.6(a) shall not apply to any of the following agreements, arrangements, commitments or understandings: (i) the Transaction Documents and any other agreement entered into in connection with the Transaction Documents (and each other agreement or instrument contemplated by, or that would be in furtherance of consummating the transactions contemplated by, the Transaction Documents), or any other agreement to be entered into by any of the Parties or any of the members of their respective Groups or to be continued from and after the Distribution Effective Time); (ii) any agreements, arrangements, commitments or understandings to which any Third Party is a party thereto; (iii) any intercompany accounts payable or accounts receivable accrued as of the Distribution Effective Time that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices, which shall be settled in the manner contemplated by Section 2.6(c); (iv) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of iStar or SpinCo, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); and (v) any Shared Contracts.

(c)            Except as provided for in Section 2.10, all of the intercompany accounts receivable and accounts payable between any member of the iStar Group, on the one hand, and any member of the SpinCo Group, on the other hand, outstanding as of the Distribution Effective Time shall, as promptly as practicable after the Distribution Effective Time, but in any event, no later than the last day of the quarter in which the Distribution Effective Time occurs, be repaid, settled or otherwise eliminated by means of cash payments or otherwise as determined by the Parties acting in good faith.

2.7            Treatment of Shared Contracts.

(a)            Subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree, the portion of any contract, agreement, arrangement, commitment or understanding to which any member of the iStar Group is a party or by which any of their respective Assets is bound, in each case, as of immediately prior to the Distribution Effective Time, that is related to the Transferred Business (any such contract, agreement, arrangement, commitment or understanding, a “Shared Contract”), shall be assigned, at or prior to the Distribution Effective Time, in relevant part to the applicable member(s) of the SpinCo Group, or appropriately amended prior to, at or after the Distribution Effective Time, so that the applicable member(s) of the SpinCo Group shall, as of the Distribution Effective Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to the Transferred Business to the same extent received and borne as of immediately prior to the Distribution Effective Time with respect to such Shared Contract; provided, however, that (i) in no event shall any member of any iStar Group be required to assign (or amend) any portion of any Shared Contract which is not so assignable (or cannot be so amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other reasonable and permissible actions (including by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group to receive the rights and benefits of that portion of each Shared Contract that relates to the Transferred Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to (or amended to allow) a member of the SpinCo Group pursuant to this Section 2.7(a), and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the SpinCo Group pursuant to this Section 2.7. Notwithstanding the foregoing, no member of the iStar Group shall be required by this Section 2.7 to maintain in effect any Shared Contract, and no member of the SpinCo Group shall have any approval or other rights with respect to any amendment, termination or other modification of any Shared Contract.

2.8            Bank Accounts.

(a)            Each Party agrees to use commercially reasonable efforts to take, or cause the members of its Group to take, at the Distribution Effective Time (or such earlier time as the Parties may agree), all actions necessary to amend or substitute all contracts or agreements governing each bank and brokerage account owned by SpinCo (including any iStar bank or brokerage account that is part of the Transferred Business) or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”) and all contracts or agreements governing each bank or brokerage account owned by iStar (including any iStar bank or brokerage account that is not part of the Transferred Business) or any other member of the iStar Group (collectively, the “iStar Accounts”) so that each such SpinCo Account and iStar Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “Linked”) to any iStar Account or SpinCo Account, respectively, is de-Linked from such iStar Account or SpinCo Account, respectively.

(b)           With respect to any outstanding checks issued or payments initiated by iStar, SpinCo, or any of the members of their respective Groups prior to the Distribution Effective Time, such outstanding checks and payments shall be honored following the Distribution Effective Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated, respectively.

2.9            Cash Contribution. At or prior to the Distribution Effective Time, iStar shall have made a cash contribution of $50.0 million to SpinCo (the “Cash Contribution”).

2.10            Prorations.

(a)            Within 30 Business Days following the Distribution Effective Time, iStar shall prepare and deliver to SpinCo a statement, with reasonably detailed supporting calculations, setting forth its good faith calculation of proration amounts for customary items between the iStar Group and the SpinCo Group (the “iStar Statement”). Within fifteen (15) Business Days following the date on which iStar shall have delivered the iStar Statement, the relevant party shall pay, or cause to be paid, to the other Party or its designee the amount due as shown on the statement. The Parties will work together in good faith to resolve any questions or disagreements regarding the calculation of the proration payments due.

2.11            Disclaimer of Representations and Warranties. EACH OF ISTAR (ON BEHALF OF ITSELF AND EACH MEMBER OF THE ISTAR GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY, EXPRESS OR IMPLIED, AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO THE PURCHASE AND SALE AGREEMENT PHYSICAL CONDITION OF ANY ASSETS, RIGHTS OR PROPERTIES COMPRISING ANY PART OF ANY TRANSFERRED ASSET OR EXCLUDED ASSET OR WHICH IS THE SUBJECT OF ANY LEASE, SUBLEASE, LOAN AGREEMENT, PURCHASE AND SALE AGREEMENT OR OTHER CONTRACT TO BE ASSUMED AT THE DISTRIBUTION EFFECTIVE TIME, THE ENVIRONMENTAL CONDITION OR OTHER MATTER RELATING TO THE PHYSICAL CONDITION OF ANY REAL PROPERTY OR IMPROVEMENTS WHICH ARE PART OF ANY TRANSFERRED ASSET OR THE SUBJECT OF ANY REAL PROPERTY LEASE, SUBLEASE OR PURCHASE AND SALE AGREEMENT TO BE ASSUMED AT THE DISTRIBUTION EFFECTIVE TIME, THE ZONING OF ANY SUCH REAL PROPERTY OR IMPROVEMENTS, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SET-OFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. WITHOUT IN ANY WAY LIMITING THE FOREGOING, EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, EACH OF ISTAR (ON BEHALF OF ITSELF AND EACH MEMBER OF THE ISTAR GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF ANY ASSETS TRANSFERRED HEREUNDER. EACH PARTY FURTHER ACKNOWLEDGES AND AGREES THAT IT HAS CONDUCTED, OR HAS HAD AN OPPORTUNITY TO CONDUCT, AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE ASSETS TRANSFERRED HEREUNDER AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE ASSETS TRANSFERRED HEREUNDER AS SUCH PARTY HAS DEEMED NECESSARY OR APPROPRIATE, EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (A) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (B) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

Article III

Additional Covenants; Conditions

3.1            Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, in addition to the actions specifically provided for elsewhere in this Agreement, and subject to Section 2.4, each of the Parties agrees to use commercially reasonable efforts, prior to, at and after the Distribution Effective Time, to take or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary to consummate and make effective the Separation Transactions and the other transactions contemplated by this Agreement and the Ancillary Agreements, including using commercially reasonable efforts to (a) cause the conditions precedent set forth in Section 3.3 to be satisfied; (b) obtain all necessary actions, waivers, consents, approvals, waiting period expirations or terminations, orders and authorizations from Governmental Authorities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authority, if any); (c) obtain all third party consents required to be obtained in order to effectuate the Separation Transactions (subject to Article II above); and (d) execute and/or deliver such other instruments as may be reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. To the extent any Liability to any Governmental Authority or any Third Party arises out of any such action or inaction described in clauses (a) through (d), the transferee of the applicable Asset hereby assumes and agrees to pay any such Liability subject to Section 2.4.

3.2            Cooperation; Misallocations.

(a)            Without limiting the foregoing, each Party shall, and shall cause each of its respective Group members to, cooperate with the other Party, subject to Section 2.4, to execute and deliver, or use its commercially reasonable efforts to cause to be executed and delivered, all Transfer Documents and to make all filings with and provide all required Approvals or Notifications to, and to obtain all required Approvals or Notifications from, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and to take all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the Transferred Assets and the Excluded Assets and the assignment and assumption of the Assumed Liabilities and the Excluded Liabilities and the other transactions contemplated hereby and thereby.

(b)            To the extent that, from time to time after the Distribution Effective Time, any Asset (including the receipt of payments made pursuant to contracts and proceeds from accounts receivable) retained by SpinCo or the SpinCo Group is ultimately determined to be an Excluded Asset, or SpinCo or the SpinCo Group is found to be subject to an Excluded Liability or otherwise identifies, receives or otherwise comes to possess an Asset (including the receipt of payments made pursuant to contracts and proceeds from accounts receivable) or Liability that is allocated under this Agreement to the iStar Group but is received by or otherwise in the possession of SpinCo or the SpinCo Group, SpinCo will or will cause the applicable SpinCo Group member to Transfer (for no additional consideration) such Asset or Liability to the Person to which such Asset or Liability has been allocated under this Agreement or is otherwise determined to be an Excluded Asset or Excluded Liability, and such Person shall accept such Asset or Liability. Conversely, to the extent that, from time to time after the Distribution Effective Time, any Asset (including the receipt of payments made pursuant to contracts and proceeds from accounts receivable) retained by iStar or the iStar Group is ultimately determined to be a Transferred Asset, or iStar or the iStar Group is found to be subject to an Assumed Liability or otherwise identifies, receives or otherwise comes to possess an Asset (including the receipt of payments made pursuant to contracts and proceeds from accounts receivable) or Liability that is allocated under this Agreement to the SpinCo Group but is received by or otherwise in the possession of iStar or the iStar Group, iStar will or will cause the applicable iStar Group member to Transfer (for no additional consideration) such Asset or Liability to the Person to which such Asset or Liability has been allocated under this Agreement or is otherwise determined to be a Transferred Asset or Assumed Liability, and such Person shall accept such Asset or Liability.

(c)            In each of the scenarios described in Section 3.2(b), the Parties or their respective Group members shall execute such Transfer Documents and take such further acts which are reasonably necessary or desirable to effect the Transfer of such Assets or Liability to the Person to which such Asset or Liability has been allocated or determined under this Agreement, in each case such that each Party is put into the same after-Tax economic position as if such action had been taken on or prior to the Distribution Effective Time. In furtherance of the foregoing, each Party shall promptly pay or deliver to the Person to which such Asset or Liability has been allocated or otherwise determined under this Agreement any monies or checks which have been sent to such Party or its respective Group members by customers, suppliers or other contracting parties of the relevant business in respect of that business and which should have been sent to the Person to which such Asset or Liability has been allocated or otherwise determined (including promptly forwarding any invoices or similar documentation received in connection therewith).

(d)            Prior to the time any such Asset or Liability is so transferred, assigned or delivered to the applicable Person pursuant to this Section 3.2, such Asset or Liability shall be held in accordance with Section 2.4.

(e)            On or prior to the Distribution Effective Time, iStar and SpinCo in their respective capacities as direct and indirect stockholders of the members of their Groups, shall each ratify any actions which are reasonably necessary or desirable to be taken by iStar, SpinCo or any of the members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

3.3            Conditions to the Distribution.

(a)           The consummation of the Distribution will be subject to the satisfaction of, or waiver by iStar of, the following conditions:

(i)           the SpinCo Loan Agreements shall have been executed or shall be ready to be executed, subject only to completion of the Distribution and the Merger;

(ii)          the SEC shall have declared effective the Form 10, with no order suspending the effectiveness of the Form 10 in effect, and with no proceedings for such purposes instituted or threatened by the SEC;

(iii)         the Information Statement shall have been mailed to, or shall be concurrently mailed to, the Record Holders;

(iv)         each of the Ancillary Agreements shall have been duly executed and delivered by the applicable parties thereto or shall be ready to be executed upon consummation of the Merger;

(v)          no order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation Transactions, the Distribution or any of the transactions related thereto shall be in effect;

(vi)         the SpinCo Common Stock to be distributed to the iStar stockholders in the Distribution shall have been accepted for listing on the Designated Exchange, subject to official notice of distribution; and

(vii)        the Parties to the Merger Agreement shall have confirmed that the conditions to the closing of the Merger have been satisfied or waived, other than the Distribution, the filing of Articles of Merger and any other conditions that by their nature are satisfied at the closing of the Merger.

(b)            The foregoing conditions are for the sole benefit of iStar and shall not give rise to or create any duty on the part of iStar or the iStar Board to waive or not waive any such condition or in any way limit iStar’s right to terminate this Agreement as set forth in Article VIII or alter the consequences of any such termination from those specified in Article VIII. Any determination made by the iStar Board prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in Section 3.3(a) shall be conclusive and binding on the Parties.

3.4            Certain Provisions Regarding the Distribution.

(a)            If iStar undertakes a stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization or similar change in its common stock prior to the Distribution Effective Time, the Distribution Ratio shall be appropriately adjusted and publicly reported in advance of the Distribution Effective Time.

(b)           Subject to Section 3.3, on or prior to the Distribution Effective Time, iStar will deliver to the Agent, for the benefit of the Record Holders, book-entry transfer authorizations for such number of the outstanding shares of SpinCo Common Stock as is necessary to effect the Distribution, and shall cause the transfer agent for the iStar common stock to instruct the Agent to distribute at the Distribution Effective Time the appropriate number of shares of SpinCo Common Stock to each such holder or designated transferee or transferees of such holder by way of direct registration in book-entry form. SpinCo will not issue paper stock certificates in respect of shares of SpinCo Common Stock. The Distribution shall be effective at the Distribution Effective Time.

(c)            No fractional shares will be distributed or credited to book-entry accounts in connection with the Distribution, and any such fractional shares interests to which a Record Holder would otherwise be entitled shall not entitle such Record Holder to vote or to any other rights as a stockholder of SpinCo. In lieu of any such fractional shares, each Record Holder who, but for the provisions of this Section 3.4(c), would be entitled to receive a fractional share interest of a share of SpinCo Common Stock pursuant to the Distribution, shall be paid cash, without any interest thereon, as hereinafter provided. As soon as practicable after the Distribution Effective Time, iStar shall direct the Agent to determine the number of whole and fractional shares of SpinCo Common Stock allocable to each Record Holder, to aggregate all such fractional shares into whole shares, and to sell the whole shares obtained thereby in the open market at the then-prevailing market prices on behalf of each Record Holder who otherwise would be entitled to receive fractional share interests (with the Agent, in its sole and absolute discretion, determining when, how and through which broker-dealer and at what price to make such sales), and to cause to be distributed to each such Record Holder, in lieu of any fractional share, such Record Holder’s or owner’s ratable share of the total proceeds of such sale, after deducting any Taxes required to be withheld and applicable transfer Taxes, and after deducting the costs and expenses of such sale and distribution, including brokers fees and commissions. None of iStar, SpinCo or the Agent will be required to guarantee any minimum sale price for the fractional shares of SpinCo Common Stock sold in accordance with this Section 3.4(c). Neither iStar nor SpinCo will be required to pay any interest on the proceeds from the sale of fractional shares. Neither the Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of iStar or SpinCo. Solely for purposes of computing fractional share interests pursuant to this Section 3.4(c) and Section 3.4(d), the beneficial owner of iStar capital stock held of record in the name of a nominee in any nominee account shall be treated as the Record Holder with respect to such shares.

(d)           Any shares of SpinCo Common Stock or cash in lieu of fractional shares with respect to shares of SpinCo Common Stock that remain unclaimed by any Record Holder one hundred and eighty (180) days after the Distribution Date shall be delivered to SpinCo, and SpinCo shall hold such shares of SpinCo Common Stock for the account of such Record Holder, and the Parties agree that all obligations to provide such shares of SpinCo Common Stock and cash, if any, in lieu of fractional share interests shall be obligations of SpinCo, subject in each case to applicable escheat or other abandoned property Laws, and iStar shall have no Liability with respect thereto.

(e)           Until the shares of SpinCo Common Stock are duly transferred in accordance with this Section 3.4 and applicable Law, from and after the Distribution Effective Time, SpinCo will regard the Persons entitled to receive such shares of SpinCo Common Stock as record holders of SpinCo Common Stock in accordance with the terms of the Distribution without requiring any action on the part of such Persons. SpinCo agrees that, subject to any transfers of such shares, from and after the Distribution Effective Time (i) each such holder will be entitled to receive all dividends payable on, and exercise voting rights and all other rights and privileges with respect to, the shares of SpinCo Common Stock then held by such holder, and (ii) each such holder will be entitled, without any action on the part of such holder, to receive evidence of ownership of the shares of SpinCo Common Stock then held by such holder.

Article IV

Mutual Releases; Indemnification

4.1            Release of Pre-Distribution Claims.

(a)           Release of iStar. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Effective Time, SpinCo does hereby, for itself and each other member of the SpinCo Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Effective Time have been stockholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), release and forever discharge (i) iStar and the members of the iStar Group, and their respective successors and assigns, (ii) all Persons who at any time prior to the Distribution Effective Time have been stockholders, directors, officers, agents or employees of any member of the iStar Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Distribution Effective Time are or have been stockholders, directors, officers, agents or employees of any Transferred Entity and who are not, as of immediately following the Distribution Effective Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from: (A) all Assumed Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Separation Transactions, and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time), in each case to the extent relating to, arising out of or resulting from the Transferred Business, the Transferred Assets or the Assumed Liabilities.

(b)           Release of SpinCo. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Effective Time, iStar does hereby, for itself and each other member of the iStar Group and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Effective Time have been stockholders, directors, officers, agents or employees of any member of the iStar Group (in each case, in their respective capacities as such), release and forever discharge (i) SpinCo and the members of the SpinCo Group, and their respective successors and assigns and (ii) all Persons who at any time prior to the Distribution Effective Time have been stockholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, in each case from: (A) all Excluded Liabilities and (B) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time), in each case to the extent relating to, arising out of or resulting from the Excluded Business, the Excluded Assets or the Excluded Liabilities.

(c)            Obligations Not Affected. Nothing contained in Section 4.1(a) or 4.1(b) shall impair any right of any Person to enforce any Transaction Document or any agreements, arrangements, commitments or understandings that are specified in Section 2.6(b) as not to terminate as of the Distribution Effective Time, in each case in accordance with its terms. For the avoidance of doubt, nothing contained in Section 4.1(a) or 4.1(b) shall release any Person from:

(i)           any Liability provided in or resulting from any agreement among any members of the iStar Group or the SpinCo Group that is specified in Section 2.6(b) as not to terminate as of the Distribution Effective Time, or any other Liability specified in Section 2.6(b) as not to terminate as of the Distribution Effective Time;

(ii)          any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under any Transaction Document;

(iii)         any Liability that the Parties may have arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in any Disclosure Document filed by SpinCo, iStar or any member of their respective Groups;

(iv)         any Liability that the Parties may have with respect to indemnification or contribution or other obligation pursuant to this Agreement, any Transaction Document or otherwise for claims brought against the Parties by Third Parties, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of the Transaction Documents;

(v)          any Liability that the Parties may have arising out of such Party’s willful or intentional misconduct or fraud; or

(vi)         any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) shall release any member of the iStar Group from honoring its existing obligations to indemnify any director, officer or employee of SpinCo who was a director, officer or employee of any member of the iStar Group on or prior to the Distribution Effective Time, subject to the applicable exceptions in any indemnification agreement to which such director, officer, or employee is a party, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to such existing obligations; it being understood that, if the underlying obligation giving rise to such Action is an Assumed Liability, SpinCo shall indemnify iStar for such Liability (including iStar’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

(d)           No Actions. SpinCo shall not make, and shall not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against iStar or any other member of the iStar Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a), except for Liabilities excluded pursuant to Section 4.1(c). iStar shall not make, and shall not permit any other member of the iStar Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b), except for Liabilities excluded pursuant to Section 4.1(c).

(e)            Execution of Further Releases. At any time at or after the Distribution Effective Time, at the request of either Party, the other Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.1.

4.2            Indemnification by SpinCo. Except as otherwise specifically set forth in this Agreement (including Section 9.13) or in any Transaction Document, from and after the Distribution Effective Time, to the fullest extent permitted by Law, SpinCo shall, and shall cause its Subsidiaries to, indemnify, defend and hold harmless iStar, each other member of the iStar Group (including the SAFE Group after the effective time of the Merger) and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “iStar Indemnitees”), from and against any and all Liabilities of the iStar Indemnitees to the extent relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a)            any Assumed Liability, or any failure of SpinCo, any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any Assumed Liabilities in accordance with their terms, whether prior to, on or after the Distribution Effective Time;

(b)            third-party claims relating to the Transferred Business or Transferred Assets;

(c)            any breach by SpinCo or any other member of the SpinCo Group of any of the Transaction Documents;

(d)            any use by SpinCo or any other member of the SpinCo Group of any Know-How licensed to the SpinCo Group pursuant to this Agreement;

(e)            any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Form 10, the Information Statement, or any other Disclosure Document filed by SpinCo or any member of the SpinCo Group, other than the matters described in Section 4.3(d); and

(f)            any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in SpinCo’s or any SpinCo Group member’s name in the Joint Proxy Statement / Prospectus or any other Disclosure Document filed by iStar or any member of the iStar Group; it being agreed that all other information in the Joint Proxy Statement / Prospectus or any other Disclosure Document filed by iStar or any member of the iStar Group shall be deemed to be information supplied by iStar or any member of the iStar Group.

4.3            Indemnification by iStar. Except as otherwise specifically set forth in this Agreement (including Section 9.13) or in any Transaction Document, from and after the Distribution Effective Time, to the fullest extent permitted by Law, iStar shall, and shall cause its Subsidiaries to, indemnify, defend and hold harmless SpinCo each other member of the SpinCo Group and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees to the extent relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a)            any Excluded Liability, or any failure of iStar, any other member of the iStar Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities in accordance with their terms, whether prior to, on or after the Distribution Effective Time;

(b)            third-party claims relating to the Excluded Business or Excluded Assets;

(c)            a breach by iStar or any other member of the iStar Group of any of the Transaction Documents;

(d)            any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in iStar or any iStar Group member’s name in the Form 10, the Information Statement or any other Disclosure Document filed by SpinCo or any member of the SpinCo Group; it being agreed that all other information in the Form 10, the Information Statement or any other Disclosure Document filed by SpinCo or any member of the SpinCo Group shall be deemed to be information supplied by SpinCo or any member of the SpinCo Group; and

(e)            any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Joint Proxy Statement / Prospectus or any other Disclosure Document filed by iStar or any member of the iStar Group, other than the matters described in Section 4.2(e).

4.4            Limitations on Indemnification Obligations.

(a)            The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount which either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of the related Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b)            The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any Ancillary Agreement, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification and contribution provisions hereof. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be available under this Article IV. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Action to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or contribution or receiving any Indemnity Payment otherwise owed to it under any Transaction Document.

(c)            The Parties agree that no Indemnitee shall be entitled to indemnification, contribution or reimbursement pursuant to this Article IV for any special, punitive or exemplary damages, except, in each case, to the extent such damages are finally awarded and actually paid by the Indemnitee to a Third Party in connection with a Third-Party Claim.

4.5            Procedures for Indemnification of Third-Party Claims.

(a)            Notice of Claims. If, at or following the date of this Agreement, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the iStar Group or the SpinCo Group of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as practicable, but in any event within twenty (20) days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is materially prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

(b)            Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise), at its own expense and with its own counsel, any Third-Party Claim; provided that, prior to the Indemnifying Party assuming and controlling defense of such Third-Party Claim, it shall first confirm to the Indemnitee in writing that, assuming the facts presented to the Indemnifying Party by the Indemnitee being true, the Indemnifying Party shall indemnify the Indemnitee for any such damages to the extent resulting from, or arising out of, such Third-Party Claim. Notwithstanding the foregoing, if the Indemnifying Party assumes such defense and, in the course of defending such Third-Party Claim, (i) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third-Party Claim were not true in all material respects and (ii) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third-Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnitee written notice of its assertion that it does not have an indemnification obligation in respect of such Third-Party Claim, and (C) the Indemnitee shall have the right to assume the defense of such Third-Party Claim. Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the notice from an Indemnitee as provided in Section 4.5(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c)            Allocation of Defense Costs. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees or expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an Indemnitee as provided in Section 4.5(a), and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the Indemnifying Party shall be liable for all reasonable fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

(d)            Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that has failed to elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate counsel (including local counsel as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 4.5(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.6 and 6.7, such Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any Indemnitee shall in good faith determine that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation inappropriate, then the Indemnitee shall have the right to employ separate counsel (including local counsel as necessary) and to participate in (but not control) the defense, compromise, or settlement thereof, and the Indemnifying Party shall bear the reasonable fees and expenses of such counsel for all Indemnitees if the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim.

(e)            No Settlement. Neither Party may settle or compromise any Third-Party Claim for which either Party is seeking to be indemnified hereunder without the prior written consent of the other Party, which consent may not be unreasonably withheld, unless such settlement or compromise is solely for monetary damages that are fully payable by the settling or compromising Party, does not involve any admission, finding or determination of wrongdoing or violation of Law by the other Party and provides for a full, unconditional and irrevocable release of the other Party from all Liability in connection with the Third-Party Claim. The Parties hereby agree that if a Party presents the other Party with a written notice containing a proposal to settle or compromise a Third-Party Claim for which either Party is seeking to be indemnified hereunder and the Party receiving such proposal does not respond in any manner to the Party presenting such proposal within thirty (30) days (or within any such shorter time period that may be required by applicable Law or court order) of receipt of such proposal, then the Party receiving such proposal shall be deemed to have consented to the terms of such proposal.

4.6            Additional Matters.

(a)            Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution provisions contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee, and (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder.

(b)            Notice of Direct Claims. Any claim for indemnification or contribution under this Agreement or any Ancillary Agreement that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party; provided that the failure by an Indemnitee to so assert any such claim shall not prejudice the ability of the Indemnitee to do so at a later time except to the extent (if any) that the Indemnifying Party is prejudiced thereby. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within the thirty (30)-day period, the Indemnitee shall send a second notice to the Indemnifying Party, marked at the top in bold lettering with the following language: “A RESPONSE IS REQUIRED WITHIN 10 BUSINESS DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF THE SEPARATION DISTRIBUTION, AND TRANSITION SERVICES AGREEMENT WITH THE UNDERSIGNED AND FAILURE TO RESPOND SHALL RESULT IN YOUR RIGHT TO OBJECT BEING WAIVED” and the envelope containing the notice must be marked “PRIORITY.” If the Indemnifying Party does not respond within such ten (10)-day period, such specified claim shall be conclusively deemed a Liability of the Indemnifying Party under this Section 4.6(b) or, in the case of any written notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of the claim (or such portion thereof) becomes finally determined. If such Indemnifying Party does not respond within such later ten (10)-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c)            Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement; (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party; and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against the Third Party.

(d)            Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e)            Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in Section 4.5 and this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

4.7            Right of Contribution.

(a)            Contribution. If any right of indemnification contained in Section 4.2 or Section 4.3 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

(b)            Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.7: (i) any fault associated with the ownership, operation or activities of the Transferred Business (except for the gross negligence or intentional misconduct of a member of the iStar Group) prior to the Distribution Effective Time shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of iStar or any other member of the iStar Group; and (ii) any fault associated with the ownership, operation or activities of the Excluded Business prior to the Distribution Effective Time shall be deemed to be the fault of iStar and the other members of the iStar Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group.

4.8            Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any Assumed Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Excluded Liabilities by iStar or a member of the iStar Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

4.9            Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and, subject to the provisions of Article VIII, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

4.10            Survival of Indemnities. The rights and obligations of each of iStar and SpinCo and their respective Indemnitees under this Article IV shall survive (a) any merger, consolidation, business combination, sale of all or substantially all of its Assets; (b) any restructuring, recapitalization, reorganization or similar transaction involving either Party or any of the members of its Group or (c) any sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities. In the event of any transaction described in clause (a), (b) or (c), the surviving company of such transaction shall expressly assume and be bound by this Agreement.

Article V

Certain Other Matters

5.1            Insurance Matters.

(a)            From and after the Distribution Effective Time, (i) iStar shall be entitled to terminate, or cause to be terminated, coverage under existing insurance policies with respect to the Transferred Assets and Assumed Liabilities, (ii) iStar shall be entitled to cause the Excluded Assets and Excluded Liabilities to be covered by existing or new insurance policies of the iStar Group, and (iii) SpinCo shall cause the Transferred Assets and the Assumed Liabilities to be covered by existing or new insurance policies of the SpinCo Group.

(b)            This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of either Group in respect of any insurance policy or any other contract or policy of insurance.

(c)            From and after the Distribution Effective Time, with respect to any losses, damages and Liability incurred by any member of the SpinCo Group or the iStar Group, as the case may be (the “Loss Party”), arising from events or occurrences prior to the date on which the Distribution Effective Time occurs (“Insurance Termination Date”), iStar or SpinCo, respectively (the “Insured Party”), will provide the Loss Party with access to, and the Loss Party may, upon ten (10) days’ prior written notice to the Insured Party, make claims under the Insured Party’s third-party insurance policies in place prior to the Insurance Termination Date and the Insured Party’s historical policies of insurance, but solely to the extent that such policies provided coverage for members of the Loss Party’s Group prior to the Insurance Termination Date; provided that such access to, and the right to make claims under, such insurance policies, shall be subject to the terms and conditions of such insurance policies, including any limits on coverage or scope, any deductibles and other fees and expenses, and shall be subject to the following additional conditions:

(i)            the Loss Party shall report any claim to the Insured Party as promptly as practicable, and in any event in sufficient time so that such claim may be made in accordance with the Insured Party’s claim reporting procedures provided in advance to the Loss Party and in effect immediately prior to the Insurance Termination Date (or in accordance with any modifications to such procedures after the Insurance Termination Date communicated by the Insured Party to the Loss Party in writing in advance of any such claim);

(ii)            the Loss Party and the members of its Group shall exclusively bear and be liable for (and neither the Insured Party, nor any member of its Group, shall have any obligation to repay or reimburse Loss Party or any member of its Group for), and shall indemnify, hold harmless and reimburse the Insured Party and the members of its Group for, any deductibles, self-insured retention, fees and expenses incurred by the Insured Party or any members of its Group to the extent resulting from any access by the Loss Party or any other members of its Group to, or any claims made by the Loss Party or any other members of its Group under, any insurance provided pursuant to this Section 5.1(c), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are made by members of the Loss Party’s Group, its employees or Third Parties; and

(d)            All payments and reimbursements by the Loss Party pursuant to this Section 5.1 will be made within thirty (30) days after the Loss Party’s receipt of an invoice therefor from the Insured Party. If the Insured Party incurs costs to enforce the Loss Party’s obligations herein, the Loss Party agrees to indemnify and hold harmless the Insured Party for such enforcement costs, including reasonable attorneys’ fees. The Insured Party shall retain the exclusive right to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any Loss Party Liabilities and/or claims the Loss Party has made or could make in the future, and no member of the Loss Party’s Group shall erode, exhaust, settle, release, commute, buyback or otherwise resolve disputes with the Insured Party’s insurers with respect to any of the Insured Party’s insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs. The Loss Party shall cooperate with the Insured Party and share such information as is reasonably necessary in order to permit the Insured Party to manage and conduct its insurance matters as it deems appropriate. Neither the Insured Party nor any of the members of the Insured Party’s Group shall have any obligation to secure extended reporting for any claims under any Liability policies of the Insured Party or any member of the Insured Party’s Group for any acts or omissions by any member of the Loss Party’s Group incurred prior to the Insurance Termination Date.

5.2            Late Payments. Except as expressly provided to the contrary in this Agreement, any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within thirty (30) days of such bill, invoice or other demand shall accrue interest at a rate per annum equal to the prime lending rate prevailing at such time, as published in The Wall Street Journal.

5.3            Warranties of Title to Real Property.

(a)            The parties acknowledge that certain land, improvements, fixtures, and related rights with respect to certain real property (“Real Property”) will be transferred as a Transferred Asset via a special warranty, limited warranty, grant deed, or similar instrument (each “Deed”) by one or members of iStar Group (each, “Transferor”) to a member of the SpinCo Group receiving such Real Property (each, “Transferee”) as set forth on Schedule 5.3(a) attached hereto.

(b)            Each such Transferor is the named insured (or successor insured) under that certain Owner’s Policy of Title Insurance covering the Real Property owned by such Transferor and being conveyed by Deed to a Transferee as set forth on such Schedule 5.3(b) attached hereto (each, a “Policy”) listed opposite the name of such Transferor, Transferee and Real Property.

5.4            Inducement. SpinCo acknowledges and agrees that iStar’s willingness to cause, effect and consummate the Separation and the Distribution has been conditioned upon and induced by SpinCo’s covenants and agreements in this Agreement and the Ancillary Agreements, including SpinCo’s assumption of the Assumed Liabilities pursuant to the Separation Transactions and the provisions of this Agreement and SpinCo’s covenants and agreements contained in Article IV.

5.5            Post-Effective Time Conduct. The Parties acknowledge that, after the Distribution Effective Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities following the Distribution Effective Time, except as may otherwise be provided in any Ancillary Agreement, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party or members of such other Party’s Group.

5.6            Non-Solicitation Covenant. For a period of two (2) years from and after the Distribution Effective Time, neither SpinCo nor any of its Subsidiaries shall, and SpinCo shall use reasonable best efforts to cause its and its Subsidiaries’ Representatives not to directly or indirectly solicit for employment or employ or cause to leave the employ of iStar or any of its Subsidiaries any employee of iStar or any of its Subsidiaries with a title of Vice President or higher. Nothing in this Section 5.6 shall prohibit SpinCo (and its Subsidiaries or Representatives acting on their behalf) from (i) making general solicitations for employment not specifically directed at iStar, its Subsidiaries or Affiliates or any of its employees and employing any person who responds to such solicitations, (ii) soliciting for employment, hiring or employing any person referred to it by a recruiter who has not been engaged for the purpose of specifically recruiting, nor given instructions to recruit specifically, such person or employees of iStar or its Subsidiaries or Affiliates generally, or (iii) soliciting for employment, hiring or employing any person who ceased to be employed by iStar or its Subsidiaries at least six (6) months prior to such solicitation, hiring or employment.

Article VI

Exchange of Information; Confidentiality

6.1            Agreement for Exchange of Information. Subject to Section 6.8 and any other applicable confidentiality obligations, each of iStar and SpinCo, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, on or after the Distribution Effective Time, as soon as reasonably practicable after written request therefor, any Information (or a copy thereof) in the possession or under the control of such Party or its Group which the requesting Party or its Group reasonably requests to the extent that (i) such Information relates to the Transferred Business, or any Transferred Asset or Assumed Liability (including information, books and records primarily related to the Transferred Business contained on the Yardi Systems accounts of iStar or the iStar Group), if SpinCo is the requesting Party, or to the Excluded Business, or any Excluded Asset or Excluded Liability, if iStar is the requesting Party; (ii) such Information is reasonably required by the requesting Party to comply with its obligations under this Agreement or any Ancillary Agreement; or (iii) such Information is reasonably required by the requesting Party to comply with any obligation imposed by any Governmental Authority; provided, however, that, in the event that the Party to whom the request has been made determines that any such provision of Information could be commercially detrimental to the Party providing the Information, could violate any Law or agreement or waive any privilege available under applicable Law, including any attorney-client privilege or the work product doctrine, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing Information pursuant to this Section 6.1 shall only be obligated to provide such Information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such Information, and nothing in this Section 6.1 shall expand the obligations of a Party under Section 6.3.

6.2            Ownership of Information. The provision of any Information pursuant to Section 6.1 or Section 6.6 shall not affect the ownership of such Information (which shall be determined solely in accordance with the terms of this Agreement and the Ancillary Agreements), or constitute a grant of rights in or to any such Information.

6.3            Record Retention. For a period of two (2) years from and after the Distribution Effective Time or until such later date as may be required by applicable Law or the policies of iStar or SpinCo in effect as of the Distribution Effective Time, to facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement after the Distribution Effective Time, the Parties agree to use their commercially reasonable efforts, which shall be no less rigorous than those used for retention of such Party’s own Information, to retain all Information in their respective possession or control at the Distribution Effective Time.

6.4            Limitations of Liability. Neither Party shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence, bad faith or willful misconduct by the Party providing such Information. No Party shall be liable to any other Party if any Information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.3.

6.5            Other Agreements Providing for Exchange of Information.

(a)            The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in any Ancillary Agreement.

(b)            Any Party that receives, pursuant to a request for Information in accordance with this Article VI, Tangible Information that is not relevant to its request shall, at the request of the providing Party, (i) return it to the providing Party or, at the providing Party’s request, destroy such Tangible Information; and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.6            Production of Witnesses; Records; Cooperation.

(a)            Subject to Section 6.8 and any other applicable confidentiality obligations, after the Distribution Effective Time, except in the case of an adversarial Action or dispute between iStar and SpinCo, or any members of their respective Groups, each Party shall use its commercially reasonable efforts to make available to the other Party, upon reasonable advance written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b)            If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party shall make available to such Indemnifying Party, upon reasonable advance written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c)            Without limiting any provision of this Section 6.6, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions, each of the Parties shall cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect to any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a Third Party in a manner that would hamper or undermine the defense of such infringement or similar claim.

(d)            The obligation of the Parties to provide witnesses pursuant to this Section 6.6 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses, directors, officers, employees, other personnel and agents without regard to whether such persons could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.6(a)).

6.7            Privileged Matters.

(a)            The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Effective Time have been and will be rendered for the collective benefit of each of the members of the iStar Group and the SpinCo Group, and that each of the members of the iStar Group and the SpinCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Distribution Effective Time, which services will be rendered solely for the benefit of the iStar Group or the SpinCo Group, as the case may be.

(b)            The Parties agree as follows:

(i)            iStar shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Excluded Business and not to the Transferred Business, whether or not the Privileged Information is in the possession or under the control of any member of the iStar Group or any member of the SpinCo Group. iStar shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Excluded Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the iStar Group or any member of the SpinCo Group;

(ii)            SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Transferred Business and not to the Excluded Business, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the iStar Group. SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Assumed Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the iStar Group; and

(iii)            if the Parties do not agree as to whether certain Information is Privileged Information, then such Information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such Information unless the Parties otherwise agree.

(c)            Subject to the remaining provisions of this Section 6.7, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.7(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the consent of the other Party.

(d)            If any dispute arises between the Parties or any members of their respective Group regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any member of their respective Group, each Party agrees that it shall (i) negotiate with the other Party in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Party; and (iii) not unreasonably withhold consent to any request for waiver by the other Party. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except in good faith to protect its own legitimate interests.

(e)            In the event of any adversarial Action or dispute between iStar and SpinCo, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 6.7(c); provided that such waiver of a shared privilege shall be effective only as to the use of Information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any Third Party.

(f)            Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.7 or otherwise, to prevent the production or disclosure of such Privileged Information.

(g)            In the event either Party inadvertently discloses any Privileged Information or inadvertently waives any privilege or immunity as to which the other Party has any interest, that Party shall immediately (i) advise the other Party of the inadvertent disclosure or waiver and (ii) take all reasonably available steps to claw back any waived or disclosed Information and restore the privilege or immunity.

(h)            Any furnishing of, or access or transfer of, any Information pursuant to this Agreement is made in reliance on the agreement of iStar and SpinCo set forth in this Section 6.7 and in Section 6.8 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

(i)            In connection with any matter contemplated by Section 6.6 or this Section 6.7, the Parties agree to, and to cause the applicable members of their Group to, use commercially reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.

6.8            Confidentiality.

(a)            Confidentiality. Subject to Section 6.9, from and after the Distribution Effective Time until the five (5) year anniversary of the Distribution Effective Time or, as it relates to confidential and proprietary Information that is a trade secret, until such time such Information is no longer a trade secret, each of iStar and SpinCo, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that is applied to protecting such Party’s own Information, all confidential and proprietary Information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary Information in its possession prior to the date hereof) or furnished by any such other Party or any member of such Party’s Group or their respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not use any such confidential and proprietary Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary Information has been (i) is generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary Information, or (iii) independently developed or generated without reference to or use of any proprietary or confidential Information of the other Party or any member of such Party’s Group. If any confidential and proprietary Information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of such first Party’s Group under this Agreement or any Ancillary Agreement, then such disclosed confidential and proprietary Information shall be used only as required to perform such services.

(b)            No Release; Return or Destruction. Each Party agrees not to release or disclose, directly or indirectly, or permit to be released or disclosed, any Information addressed in Section 6.8(a) to any other Person, except its Representatives who need to know such Information in their capacities as such (who shall be advised of their obligations hereunder with respect to such Information), and except in compliance with Section 6.9. Without limiting the foregoing, when any such Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party will promptly after written request of the other Party either return to the other Party all Tangible Information (including all copies thereof and all notes, extracts or summaries based thereon) or destroy, and notify the other Party in writing that it has destroyed, such Tangible Information (and such copies thereof and such notes, extracts or summaries based thereon); provided that the Parties may retain electronic back-up versions of such Tangible Information maintained on routine computer system backup tapes, disks or other backup storage.

(c)            Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and members of its Group may presently have and, following the Distribution Effective Time, may gain access to or possession of confidential or proprietary Information of, or personal Information relating to, Third Parties (i) that was received under confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or members of such Party’s Group, on the other hand, prior to the Distribution Effective Time; or (ii) that, as between the two Parties, was originally collected by the other Party or members of such Party’s Group and that may be subject to and protected by privacy, data protection or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary Information of, or personal Information relating to, Third Parties in accordance with privacy, data protection or other applicable Laws and the terms of any agreements that were either entered into before the Distribution Effective Time or affirmative commitments or representations that were made before the Distribution Effective Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand.

6.9            Protective Arrangements. In the event that a Party or any member of its Group either determines on the advice of its counsel that it is required to disclose any Information pursuant to applicable Law or the rules of an applicable stock exchange or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide Information of the other Party (or any member of the other Party’s Group) that is subject to the confidentiality provisions hereof, such Party shall notify the other Party (to the extent legally permitted) as promptly as practicable under the circumstances prior to disclosing or providing such Information and shall cooperate, at the expense of the other Party, in seeking any appropriate protective order requested by the other Party. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Party receiving the request or demand reasonably determines that its failure to disclose or provide such Information shall prejudice the Party receiving the request or demand, then the Party that received such request or demand may thereafter disclose or provide Information to the extent required by such Law (as so advised by its counsel) or by lawful process or such Governmental Authority, and the disclosing Party shall promptly provide the other Party with a copy of the Information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such Information was disclosed, in each case to the extent legally permitted.

Article VII

TAX MATTERS

7.1            Allocation of Tax Liabilities

(a)            iStar shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against, any liability for Taxes that are attributable to Tax Periods, or portions thereof, ending on the date that SpinCo is distributed out of, and is no longer wholly-owned by, iStar REO Holdings TRS LLC (the “Cutoff Date”). SpinCo shall be liable for, and shall indemnify and hold harmless the iStar Group from and against, any liability for any Taxes of SpinCo that are attributable to any Tax Period, or portion thereof, beginning after the Cutoff Date.

(b)            To the extent that any Tax Period begins before and ends after the Cutoff Date, all Taxes of SpinCo shall be apportioned between the periods before and after the Cutoff Date based on a closing of the books and records on the close of the Cutoff Date, provided that any items not susceptible to such apportionment shall be apportioned on the basis of elapsed days during the relevant portion of the Tax Period.

(c)            Any Transfer Taxes resulting from the Distribution or any related transaction shall be payable by SpinCo, unless otherwise agreed by iStar.

(d)            Any payment made pursuant to this Section 7.1 shall be made without duplication for any payment made under Section 2.10 as a proration payment.

7.2            Tax Return Filings and Tax Payments.

(a)            SpinCo shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by it after the Cutoff Date. With respect to any such Tax Return that could reasonably be expected to materially impact the Tax Liability of any member of the iStar Group, SpinCo shall notify iStar within 15 Business Days prior to filing such Tax Return and shall prepare such Tax Return in accordance with reasonable Tax accounting practices selected by iStar.

(b)            SpinCo hereby agrees that, unless iStar consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by Law, no member of the SpinCo Group (nor its successors) shall file any Adjustment Request with respect to any Tax Return that could affect any Tax Return of the iStar Group or any Tax allocable to iStar under Section 7.1 without the prior consent of iStar.

(c)            If any Party (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Party (the “Required Party”) is liable for under this Agreement, the Required Party shall reimburse the Payor within twenty (20) Business Days of delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. The Required Party shall also pay to the Payor any reasonable costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses) within five (5) Business Days after the Payor’s written demand therefor.

7.3            Tax Refunds. The iStar Group shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes allocable to iStar pursuant to Section 7.1, and SpinCo shall be entitled to any refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which SpinCo is liable hereunder. A party receiving a refund to which another party is entitled hereunder shall pay over such refund to such other party within twenty (20) Business Days after such refund is received.

7.4            Assistance and Cooperation

(a)            The Parties shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Parties and their Affiliates, including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to any other Party and its Affiliates reasonably available to such other Party. Each of the Parties shall also make available to any other Party, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Parties or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

(b)            Any information or documents provided under this Article VII shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. In addition, in the event that iStar determines that the provision of any information or documents to SpinCo or any of its Affiliates, or SpinCo determines that the provision of any information or documents to iStar or any iStar Affiliate, could be commercially detrimental, violate any Law or agreement or waive any privilege, the Parties shall use commercially reasonable efforts to permit each other’s compliance with its obligations under this Article VII in a manner that avoids any such harm or consequence.

7.5            Tax Contests. Any matters arising from a pending Tax audit, assessment or proceeding or any other Tax Contest shall be governed by Section 4.5 of this Agreement.

7.6            Tax Treatment of Indemnity Payments. Unless otherwise required by applicable Law, the Parties will treat any Indemnity Payments made pursuant to this Agreement or any Ancillary Agreement by iStar or SpinCo, or vice versa, or any of their Affiliates, in the same manner as if such payment were a non-taxable distribution or capital contribution, as the case may be, made immediately prior to the Distribution, except to the extent that iStar and SpinCo treat a payment as the settlement of an intercompany liability; provided, however, that any such payment that is made or received by a Person other than iStar or SpinCo, as the case may be, or their Affiliates shall be treated as if made or received by the payor or the recipient as agent for iStar or SpinCo, in each case as appropriate. No Party shall take any position inconsistent with the treatment described in the preceding sentence; provided, however, that neither Party shall be required to litigate before any court any challenge to such treatment. To the extent any payment to any member of the iStar Group is properly attributable to a taxable REIT subsidiary of iStar (or any successor thereto), the parties shall treat such payment in a manner consistent with the receipt of such payment by the taxable REIT subsidiary or its successor, rather than any other entity in the iStar Group.

7.7            Indemnity Payment Escrow. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, if SpinCo is required to pay any member of the iStar Group any Indemnity Payment that could reasonably result in income to iStar for U.S. federal income Tax purposes if paid, then, unless iStar shall have received a tax opinion of a Tax Advisor or a ruling from the Internal Revenue Service to the effect that its receipt of such payment should be treated as qualifying income with respect to iStar for purposes of Section 856(c)(2) and 856(c)(3) of the Code (“Qualifying Income”) or shall be excluded from income for such purposes (such opinion or ruling, a “Positive Tax Opinion or Ruling”), and notified SpinCo in writing of its receipt of such Positive Tax Opinion or Ruling and directed that payment be made otherwise than into escrow as provided below, the amounts payable to iStar shall be limited to the maximum amount (“Allowed Amount”) that can be paid without causing iStar’s receipt of its share of such funds to cause iStar to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, determined as if the payment of such amount did not constitute Qualifying Income and iStar has 0.5% of its gross income from unknown sources during such year that does not constitute Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income), as determined by independent accountants to iStar, and any excess of the amount of the indemnification payment over the Allowed Amount (such excess, the “Escrowed Amount”) shall be placed into escrow. Any such Escrowed Amount shall be retained by the escrow agent in a separate interest-bearing, segregated account for the account of SpinCo. iStar shall pay all costs associated with obtaining any tax opinion of a Tax Advisor or ruling from the Internal Revenue Service described above. The Escrowed Amount shall be fully disbursed (and therefore any unpaid portion of the indemnification payment shall be paid to iStar) upon the escrow agent’s receipt of a Positive Tax Opinion or Ruling. To the extent not previously paid, upon any determination by independent accountants to iStar that any additional amount of the indemnification payment may be disbursed to iStar without causing iStar to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code, determined as if the payment of such amount did not constitute Qualifying Income and iStar has 0.5% of its gross income from unknown sources during such year that does not constitute Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income), the determination of such independent accountants shall be provided to the escrow agent and such additional amount shall be disbursed to iStar. At the end of the third calendar year beginning after the date on which SpinCo’s obligation to pay the indemnification payment arose (or earlier if directed by iStar), any remainder of the Escrowed Amount (together with interest thereon) then being held by the escrow agent shall be disbursed to SpinCo and, in the event that the indemnification payment has not by then been paid in full, such unpaid portion shall never be due. SpinCo shall bear any and all expenses associated with the escrow of the Escrowed Amount.

7.8            Intended Tax Treatment. The Parties intend to treat the Distribution as a distribution under Section 301 of the Code. No Party shall take any position inconsistent with the treatment described in the preceding sentence.

Article VIII

Termination

8.1            Termination. This Agreement may be terminated prior to the Distribution Effective Time by iStar, on behalf of the iStar Group or on behalf of the SpinCo Group, only if (1) the Merger Agreement is terminated or (2) any order, injunction or decree issued by any Governmental Authority of competent jurisdiction or any other legal restraint or prohibition shall be in effect permanently preventing the consummation of the Separation Transactions or any of the transactions related thereto, which order, decree, ruling or other action is final and nonappealable. After the Distribution Effective Time, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Parties with the prior authorization of the independent directors of each Party.

8.2            Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Effective Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement.

Article IX

Miscellaneous

9.1            Counterparts; Entire Agreement; Corporate Power.

(a)            This Agreement (including the exhibits, schedules and appendices hereto), along with the Merger Agreement, the schedules and exhibits thereto and the Ancillary Agreements contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

(b)            iStar represents on behalf of itself and each other member of the iStar Group, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i)            each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii)            this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(c)            This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.2            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email (notice deemed given upon delivery if no automated notice of delivery failure is received by the sender), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to iStar, to:

iStar Inc.
1114 Avenue of the Americas
39th Floor
New York, New York 10036

Attention:	Chief Legal Officer
E-mail:	[*]

If to SpinCo, to:

[SPINCO]
1114 Avenue of the Americas
39th Floor
New York, New York 10036

Attention:	Chief Financial Officer
E-mail:	[*]

A Party may, by notice to the other Party, change the address to which such notices are to be given.

9.3            Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the Party to whom such information is to be made available. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.4            Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any iStar Indemnitee or SpinCo Indemnitee in their respective capacities as such and the consent rights of the Special Committee of the Board of Directors of SAFE provided in Section 9.12, (a) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no third-party beneficiaries of this Agreement or any Ancillary Agreement and neither this Agreement nor any Ancillary Agreement shall provide any Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement.

9.5            Governing Law. This Agreement and, unless expressly provided therein, each Ancillary Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any Party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common Law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Maryland irrespective of the choice of Laws principles of the State of Maryland including all matters of validity, construction, effect, enforceability, performance and remedies. Each of the Parties hereby agree that (a) any and all litigation arising out of this Agreement shall be conducted only in the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the federal court located in Baltimore, Maryland and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each of the Parties accepts, for itself and in respect of its property, expressly and unconditionally, the nonexclusive jurisdiction of such courts and hereby waives any objection that the other Party may now or hereafter have to the laying of venue of such actions or proceedings in such courts. Insofar as is permitted under applicable law, this consent to personal jurisdiction shall be self-operative and no further instrument or action, other than service of process in the manner set forth in Section 9.2 or as otherwise permitted by law, shall be necessary in order to confer jurisdiction upon any of the Parties in any such courts. Nothing contained herein shall affect the right serve process in any manner permitted by law or to commence any legal action or proceeding in any other jurisdiction. Each of the Parties hereby (i) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (ii) agrees that any such action shall be tried before a court and not before a jury.

9.6            Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Distribution that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.7            Assignment. Neither this Agreement, nor any of the rights, interests or obligations of the Parties hereunder, shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, subject to Section 4.10, (a) any merger, consolidation, business combination, sale of all or substantially all of a Parties’ Assets; or (b) any restructuring, recapitalization, reorganization or similar transaction involving either Party or any of the members of its Group shall not require the prior written consent of the other Parties. No assignment permitted by this Section 9.7 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

9.8            No Set-Off. Except as set forth in this Agreement or any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement or any Ancillary Agreement; or (b) any other amounts claimed to be owed to either such Party or any member of its Group arising out of this Agreement or any Ancillary Agreement.

9.9            Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at Law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

9.10            Survival of Covenants. Except as expressly set forth in this Agreement or any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and Liability for the breach of any obligations contained herein, shall survive the Separation Transactions and shall remain in full force and effect.

9.11            Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement or any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

9.12            Amendments. No provisions of this Agreement or any Ancillary Agreement shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification; provided, that. notwithstanding anything to the contrary in this Agreement, any waiver, amendment, supplement or modification of any provision of this Agreement prior to the closing of the Merger may only be made with the prior written consent of the Special Committee of the Board of Directors of SAFE.

9.13            Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, but without limiting any recovery expressly provided by this Agreement, neither SpinCo or any member of the SpinCo Group, on the one hand, nor iStar or any member of the iStar Group, on the other hand, shall be liable under this Agreement to the other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability with respect to a Third-Party Claim).

9.14            Performance. iStar will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the iStar Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement and any applicable Ancillary Agreement to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

9.15            Responsibility for Expenses.

(a)            Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the Parties, all costs and expenses incurred on or prior to the Distribution Effective Time in connection with the preparation, execution, delivery and consummation of this Agreement and any Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby shall be charged to and paid by SpinCo.

(b)            Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the Parties, each Party shall bear its own costs and expenses incurred or accrued after the Distribution Effective Time.

9.16            Further Assurances. Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, it will execute and deliver any further legal instruments and perform any acts which are or may become reasonably necessary to effectuate the purposes of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

iSTAR INC.

By:
Name:
Title:

[SPINCO]

By:
Name:
Title:

[Signature Page to Separation and Distribution Agreement]

Exhibit A

Transferred Assets and Liabilities

The Transferred Assets shall include:

1.	all issued capital stock or other equity interests owned by iStar or a Subsidiary thereof in (a) each Subsidiary of SpinCo as of the Distribution Effective Time, and (b) each of the following entities (the “Transferred Entities”):

Entity	Owner (iStar or a Subsidiary thereof)	Interest

Exh. A-1

Entity	Owner (iStar or a Subsidiary thereof)	Interest

Exh. A-2

Entity	Owner (iStar or a Subsidiary thereof)	Interest

2.	all right, title and interest of iStar or a Subsidiary thereof, whether as owner, mortgagee or holder, of a Security Interest therein, of the following properties:

•	[addresses]

3.	the SAFE Shares;

4.	(a) all of the trademark rights of iStar or its Subsidiaries in the name and logo of SpinCo, the names and logos of the SpinCo Subsidiaries, the names and logos of the real estate-related assets and development projects held by the SpinCo Group and (b) the Know-How used to conduct the Transferred Business except that, if any of such Know-How was (x) used by the iStar Group prior to the Distribution Effective Time for the part of its business excluding the Transferred Business, or (y) will be used by the iStar Group after the Distribution Effective Time, such Know-How shall not be a Transferred Asset and instead, effective as of the Distribution Effective Time, iStar grants, or shall cause its relevant Group member to grant, to the SpinCo Group, a limited, perpetual, non-exclusive, non-transferable, fully paid-up license to use such Know-How in the field-of-use that the SpinCo Group will be operating in immediately after the Distribution Effective Time. Such Know-How is being licensed “as is” and iStar hereby disclaims all representations and warranties, whether express, implied, statutory, or otherwise with respect thereto;

5.	all computing peripherals (monitors, keyboards, webcams, etc.), tablets, conference room cameras/computers/display units, and server room equipment owned by iStar or its Subsidiaries as of the Distribution Effective Time located in _____________________________________;

Exh. A-3

6.	all contracts entered into in the name of, or expressly on behalf of, SpinCo, any subsidiary of SpinCo, or any of the Transferred Entities of iStar or a Subsidiary thereof;

7.	all other Assets primarily related to the properties owned by the Transferred Entities, including all furniture, buildings, fixtures, equipment, easements and other appurtenances located at the foregoing properties;

8.	all Shared Contracts to the extent allocated to the SpinCo Group pursuant to Section 2.7;

9.	all Permits of iStar or its Subsidiaries used primarily in the Transferred Business, other than those used in the Excluded Business;

10.	all books and records, wherever located, of iStar or its Subsidiaries primarily related to the Transferred Business other than the Excluded Business, solely to the extent such books and records related to the Transferred Business (and subject to the access rights retained by iStar and its Subsidiaries pursuant to this Agreement or any Ancillary Agreement (or the Exhibits or Schedules hereto or thereto));

11.	all accounts receivable, rights, claims demands, causes of action, judgments, decrees, and rights to indemnify or contribution in favor of iStar or its Subsidiaries that are primarily related to the Transferred Business, other than to the extent such relates to the Excluded Business; or as otherwise addressed in the Agreement; and

13.	all other assets mutually agreed by the Parties to be transferred to SpinCo or any other member of the SpinCo Group prior to the Distribution.

The Assumed Liabilities shall include:

1.	all Liabilities under contracts or agreements assumed in connection with the Transferred Business;

2.	all Liabilities (including Environmental Liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to, on or after the Distribution, other than to the extent relating to the Excluded Business;

3.	all guarantees and indemnitees in respect of any of the Transferred Assets or Assumed Liabilities;

4.	all Third-Party Claims, other than to the extent relating to the Excluded Business;

5.	all insurance charges related to the Transferred Business and Transferred Assets.

Exh. A-4

Exhibit B

Excluded Assets and Liabilities

The Excluded Assets shall include:

1.	all issued capital stock or other equity interests in subsidiaries, joint ventures, partnerships or similar entities owned directly or indirectly by iStar or its Subsidiaries**, other than those entities expressly listed as Transferred Assets;

2.	all right, title and interest of iStar or its Subsidiaries, whether as owner, mortgagee or holder, of a Security Interest therein, of all properties owned by iStar or its Subsidiaries, other than those properties that are Transferred Assets;

3.	all other Assets related to the Excluded Business, including all furniture, buildings, fixtures, equipment, easements and other appurtenances located at the foregoing properties;

4.	all of the Intellectual Property of iStar or its Subsidiaries (including with respect to the use of any or all Intellectual Property related to the brands or businesses of any member of the iStar Group), other than the Intellectual Property included in the Transferred Assets;

5.	all cash-on-hand held by iStar and its Subsidiaries, other than the Cash Contribution;

6.	all contracts entered into in the name of, or expressly on behalf of iStar or its Subsidiaries (other than, and solely to the extent that, such contracts are Transferred Assets);

7.	all Shared Contracts to the extent allocated to the iStar Group pursuant to Section 2.7;

8.	all Permits of iStar or its Subsidiaries used in the Excluded Business;

9.	all books and records, wherever located, of iStar or its Subsidiaries related to the Excluded Business;

10.	all accounts receivable, rights, claims demands, causes of action, judgments, decrees and rights to indemnify or contribution in favor of iStar or its Subsidiaries that are related to the Excluded Business; and

11.	all other assets mutually agreed by the Parties to be retained by iStar or any of its Subsidiaries prior to the Distribution.

The Excluded Liabilities shall include:

1.	all Liabilities (including Environmental Liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to, on, or after the Distribution, to the extent relating to the Excluded Business or Excluded Assets, in each case, other than the Transferred Business;

**	All references in this Exhibit to iStar and subsidiaries of iStar shall be deemed to include SAFE and Subsidiaries of SAFE after the effective time of the Merger.

Exh. B-1

2.	all guarantees and indemnitees in respect of any of the Excluded Assets or Excluded Liabilities other than the Transferred Business;

3.	all Third-Party Claims to the extent relating to the Excluded Assets or Excluded Liabilities other than the Transferred Business; and

4.	all insurance charges related to the Excluded Business and Excluded Assets other than the Transferred Business.

Exh. B-2

Exhibit C

Management Agreement

Exh. C-1

Exhibit D

Distribution Steps Plan

Exh. D-1

Exhibit B

Governance Agreement

FINAL FORM

GOVERNANCE AGREEMENT

BETWEEN

[SPINCO]

AND

SAFEHOLD INC.

Dated as of [●]

i

GOVERNANCE AGREEMENT

This GOVERNANCE AGREEMENT (as the same may be amended, modified or supplemented from time to time, this “Agreement”), dated as of [●], is made and entered into by and between Safehold Inc., a Maryland corporation (the “Company”), and [SPINCO], a Maryland business trust (“SpinCo”).

WHEREAS, pursuant to that certain Separation and Distribution Agreement (the “Distribution Agreement”), dated as of [●], by and between iStar, Inc. (“iStar”) and SpinCo, iStar has distributed all of the interests in SpinCo to its stockholders effective as of the date hereof (the “Spin-Off”);

WHEREAS, immediately following the Spin-Off, SpinCo owned [●] shares of common stock, par value $0.01 per share (the “Safe Common Stock”), of Safehold, Inc., a Maryland corporation (“Safe”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 10, 2022, by and between iStar and Safe, effective as of the date hereof, (i) Safe merged with and into iStar (the “Merger”) with the Company surviving the Merger and (ii) each share of Safe Common Stock was exchanged for one (1) share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company;

WHEREAS, following the Merger, SpinCo owns [●] shares of Company Common Stock;

WHEREAS, (i) SpinCo and the Company have entered into a Registration Rights Agreement (the “Registration Rights Agreement”), and (ii) SpinCo and [Manager], a Delaware limited liability company and a Subsidiary of the Company, have entered into a Management Agreement (the “Management Agreement”), each dated as of the date hereof (such agreements, together with the Distribution Agreement and the Merger Agreement, the “Related Documents”); and

WHEREAS, in connection with the transactions contemplated by the Distribution Agreement and the Merger Agreement, the parties desire to enter into this Agreement to govern the arrangements set forth herein among them from and after the date hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Article I
DEFINED TERMS

Section 1.1             Defined Terms. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Activist” means, as of any date of determination, a Person that has, directly or indirectly through its Affiliates, whether individually or as a member of a Group, within the three-year period immediately preceding such date of determination, (i) publicly made, engaged in or been a participant in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote any equity securities of any issuer, including in connection with a proposed Change of Control or other extraordinary or fundamental transaction, or a proposal for the election or replacement of directors, not approved (at the time of the first such proposal) by the board of directors of such issuer, (ii) publicly called, or publicly sought to call, a meeting of the shareholders of any issuer or publicly initiated any shareholder proposal for action by shareholders of any issuer, in each case not approved (at the time of the first such action) by the board of directors of such issuer, (iii) otherwise publicly acted, alone or in concert with others, to seek to Control or influence the management or the policies of any issuer (provided, that this clause (iii) is not intended to include the activities of any member of the board of directors of an issuer, with respect to such issuer, taken in good faith solely in his or her capacity as a director of such issuer), (iv) commenced a “tender offer” (as such term is used in Regulation 14D under the Exchange Act) to acquire the equity securities of an issuer that was not approved (at the time of commencement) by the board of directors of such issuer in a Schedule 14D-9 filed under Regulation 14D under the Exchange Act, or (v) publicly disclosed any intention, plan, arrangement or other contract to do any of the foregoing.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person. For purposes of this Agreement, the Company and SpinCo shall not be considered Affiliates of each other.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Business Day” means any day which is not a Saturday, a Sunday or a day on which commercial banks in New York, New York are not open for business.

“Change of Control” means any transaction or series of transactions (as a result of a tender offer, merger, consolidation, reorganization or otherwise) that results in (i) the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of a majority of the property or assets of the Company and its Subsidiaries (taken as a whole) to any Person or Group (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), (ii) holders of the Company Common Stock outstanding immediately before such transaction or transactions owning, in the aggregate, less than a majority of the voting power of the outstanding Company Common Stock (or any parent or successor entity) immediately after such transaction or transactions or (iii) the majority of the Company Board immediately after such transaction or transactions consisting of directors not approved by a majority of the directors serving immediately prior to such transaction or series of transactions.

“Closing” shall have the meaning given to such term in the Merger Agreement.

“Company Board” means the Board of Directors of the Company.

2

“Company Board Designee(s)” means, upon appointment to the SpinCo Board, the Initial Designees, or any Replacement Designees, as applicable.

“Company Competitor” means a Person that, together with its Affiliates, engages predominantly in the business of acquiring, originating, manufacturing, owning, managing, financing and/or capitalizing ground leases, including trading or dealing in securities, financial derivatives, store of value products, or interest rate products associated with cryptocurrency, digital currency or virtual currency relating to or derived from such ground lease activities, as such business is being conducted by the Company as of the date hereof; provided, however, that for purposes of this definition, such business shall not include a business that owns, in the aggregate, less than $100,000,000 of ground lease investments, so long as such business does not (i) engage in acquiring, originating, manufacturing, owning, managing, financing and/or capitalizing individual ground leases larger than $10,000,000 in value, or (ii) structure investments in any manner that separates ground lease rent income from ground lease capital appreciation.

“Company Securities” means (i) Equity Securities, (ii) Convertible Company Securities, (iii) Voting Securities, and (iv) any options, warrants or rights to acquire any of the foregoing.

“Control” (including its correlative meanings, such as “Controlled”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Convertible Company Securities” means any Company Securities (other than Equity Securities) that provide the holder a right to acquire Equity Securities of the Company or the Operating Partnership, including options, warrants and debt or preferred securities that are convertible into or exchangeable for any Equity Securities.

“Derivative Instruments” means any and all derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (i) such interest conveys any voting rights in such security, (ii) such interest is required to be, or is capable of being, settled through delivery of such security or cash or (iii) other transactions hedge the economic effect of such interest.

“Equity Securities” means any equity securities of the Company or any of its Subsidiaries, irrespective of voting interests, including Company Common Stock.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time (or any corresponding provision of succeeding law), and the rules and regulations thereunder.

“Group” means a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

“Group Owner” means SpinCo or any successor thereto by merger, consolidation, reorganization, sale of stock or sale of all or substantially all assets.

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“New Common Stock” means any Company Common Stock that the Company issues or sells at any time or from time to time following the date of this Agreement.

“NYSE” means the New York Stock Exchange.

“Operating Partnership” means Safety Income and Growth Operating Partnership L.P., a Delaware limited partnership.

“Ownership” means, with respect to any security, the ownership of such security by any “Beneficial Owner,” as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Own,” “Owned” and “Owner” shall have correlative meaning.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

“Restrictive Period” means the period beginning on the date hereof and ending upon the earliest to occur of (i) the effective date on which the Company or its Affiliate that manages SpinCo terminates the Management Agreement; or (ii) the date on which both (A) SpinCo ceases to Beneficially Own 7.5% or more of the issued and outstanding shares of Company Common Stock and (B) SpinCo is no longer managed by the Company or one of its Affiliates; or (iii) a Change of Control.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended (or any successor regulation).

“SpinCo Board” means the Board of Directors of SpinCo.

“Stockholder Group” means, collectively, Group Owner and each of its directly or indirectly wholly owned Subsidiaries.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; (b) such Person is a general partner, manager or managing member; or (c) such Person holds a majority of the equity economic interest.

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“Transfer” means any direct or indirect offer, sale, assignment, encumbrance, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), of any security or any interest (including a beneficial interest or an economic entitlement) in, or the ownership, Control or possession of, any security. “Transferred,” “Transferor” and “Transferee” and similar expressions shall have corresponding meanings.

“Voting Securities” means Company Common Stock and all other securities of the Company or its Subsidiaries entitled to vote on any matter coming before the stockholders of the Company for a vote from time to time (whether at a meeting or by written consent), disregarding the effect of Section 2.2.

Section 1.2             Table of Defined Terms. Terms that are not defined in Section 1.1 have the respective meanings set forth in the following Sections:

DEFINED TERM	SECTION NO.
Agreement	Preamble
Company	Preamble
Company Common Stock	Recitals
Distribution Agreement	Recitals
Management Agreement	Recitals
Merger	Recitals
Merger Agreement	Recitals
Registration Rights Agreement	Recitals
Related Documents	Recitals
Safe	Recitals
Safe Common Stock	Recitals
Spin-Off	Recitals
SpinCo	Preamble

Article II
CERTAIN AGREEMENTS

Section 2.1             Transfer Restrictions.

(a)            No member of the Stockholder Group shall Transfer any Company Securities on or before the date that is the nine-month anniversary of the Closing, other than (i) Transfers among the Stockholder Group, (ii) with the prior written consent of the Company, which consent will not be unreasonably withheld, and (iii) pursuant to any bona fide pledging, margin loan or similar agreement or arrangement with a bona fide financing institution so long as SpinCo retains the sole voting control over the right to vote such shares in the absence of a foreclosure thereunder; provided, that if any member of the Stockholder Group ceases to be a part of the Stockholder Group before the date that is the nine-month anniversary of the Closing, any Company Securities Transferred to such member pursuant to clause (i) of this Section 2.1(a) shall be Transferred back to the Stockholder Group prior to or concurrently with the time such member ceases to be a part of the Stockholder Group.

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(b)            No member of the Stockholder Group shall at any time, without the prior written consent of the Company, Transfer any Company Securities to any Person who, to the knowledge of any member of the Stockholder Group, is an Activist or Company Competitor or any Group that, to the knowledge of any member of the Stockholder Group, includes an Activist or Company Competitor; provided, however, that the restrictions in this Section 2.1(b) shall not apply to (i) Transfers among members of the Stockholder Group; (ii) a Transfer of shares in response to a tender or exchange offer by any Person that has been approved or recommended by the Company Board; (iii) Transfers effected through (A) a bona fide underwritten public offering or (B) a block trade effected on a registered basis or pursuant to Rule 144 under the Securities Act through a broker dealer, placement agent or other similar intermediary so long as the Stockholder Group shall instruct the broker dealer, placement agent or other intermediary to exclude from such block trade (as a Transferee) both Activists and Company Competitors; (iv) Transfers effected through “brokers transactions” within the meaning of Rule 144 executed by a broker-dealer acting as agent for SpinCo, so long as such Transfers are not directed by SpinCo to be made to a particular counterparty; or (v) a Transfer that is a pro rata distribution of Company Securities by SpinCo to the holders of its outstanding equity interests; provided, that any Company Securities Transferred to such member pursuant to clause (i) of this Section 2.1(b) shall be Transferred back to the Stockholder Group prior to or concurrently with the time such member ceases to be a part of the Stockholder Group.

(c)            The sole remedy of the Company for any violation of this Section 2.1 shall be to recover damages for breach of contract.

Section 2.2             Voting Arrangements. During the Restrictive Period, the Stockholder Group shall vote (including, if applicable, through the execution of one or more written consents if the stockholders of the Company are requested to vote through the execution of written consents in lieu of any annual or special meeting of the stockholders of the Company) all Voting Securities owned by it (i) in favor of all those Persons nominated to serve as directors of the Company by the Company Board or its Nominating and Corporate Governance Committee, (ii) against any stockholder proposal that is not recommended by the Company Board and (iii) in accordance with the recommendations of the Company Board on all other proposals brought before the Company stockholders.

Section 2.3             Additional Voting Securities; Attendance at Meetings.

(a)            For the avoidance of doubt, if after the date of this Agreement any Voting Securities are (i) acquired by the Stockholder Group in the open market or otherwise or (ii) issued by the Company to the Stockholder Group by reason of a stock dividend, stock split, consolidation, reclassification or similar transaction, then such Voting Securities shall be subject to the provisions of this Article II, unless the Company agrees otherwise.

(b)            In furtherance of Section 2.2, SpinCo shall be, and shall cause each member of the Stockholder Group to be, present in person, virtually or represented by proxy at all meetings of stockholders to the extent necessary so that all Voting Securities as to which they are entitled to vote shall be counted as present for the purpose of determining the presence of a quorum at such meeting.

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Section 2.4             Irrevocable Proxy Coupled with Interest.

(a)            SpinCo hereby irrevocably designates and appoints (and shall cause any member of the Stockholder Group that holds Voting Securities to designate and appoint) the Company Board as the Stockholder Group’s sole and exclusive attorney-in-fact and proxy, with full power of substitution and re-substitution, for and in the relevant stockholder’s name, to (i) attend all meetings of stockholders of the Company (including any postponements or adjournments thereof) and to vote and exercise all voting and related rights (to the fullest extent the stockholder is entitled to do so) or (ii) vote through the execution of written consents in lieu of any annual or special meeting of the stockholders of the Company, in each case with respect to any and all of the Voting Securities owned by the Stockholder Group with respect to the matters set forth in Section 2.2 that are entitled to be voted at such meetings or on such matter by written consent, as applicable.

(b)            The irrevocable proxy and power of attorney granted pursuant to this Section 2.4 is intended to be and shall be irrevocable to the full extent permitted by the Maryland General Corporation Law and is coupled with an interest sufficient in law to support an irrevocable power.

(c)            For the avoidance of doubt, the irrevocable proxy provided in this Section 2.4 shall remain in effect until the end of the Restrictive Period.

Section 2.5             Standstill. SpinCo agrees that during the Restrictive Period, except as permitted by this Agreement or with the prior written consent of the independent directors of the Company Board, neither SpinCo nor any of its Affiliates will, and SpinCo will cause each of its Affiliates not to, directly or indirectly, in any manner:

(a)            Other than as a result of any stock split, stock dividend or distribution or similar involuntary transaction, purchase or otherwise acquire (or agree to acquire, propose or offer to acquire, or facilitate the acquisition of) legal or Beneficial Ownership of (i) any Company Common Stock in excess of the ownership threshold then applicable to the Stockholder Group, (ii) any other Company Securities or (iii) any Derivative Instruments of the Company;

(b)            solicit proxies or written consents of stockholders with respect to, or from the holders of, any Voting Securities of the Company, or make, or in any way participate in, any solicitation of any proxy, consent or other authority to vote any Voting Securities of the Company, with respect to the election of directors that have not been approved and recommended by the independent directors of the Company or any other matter that has not been approved and recommended by the Company, otherwise conduct any nonbinding referendum with respect to the Company, or become a participant in, or seek to advise or encourage any person in, any proxy contest or any solicitation with respect to the Company not approved and recommended by the independent directors of the Company, including relating to the removal or the election of directors;

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(c)            form, join or in any other way participate in a Group with respect to any securities of the Company, or otherwise advise, encourage or participate in any effort by a third party with respect to the matters set forth in clause (b) above;

(d)            deposit any Voting Securities in a voting trust or similar contract, arrangement or agreement or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Voting Securities, in each case, other than (i) any proxy granted to the Company or a Person specified by the Company in a proxy card (paper or electronic) provided to stockholders of the Company by or on behalf of the Company or the Company Board or (ii) pursuant to any bona fide pledging, margin loan or similar agreement or arrangement with a bona fide financing institution so long as SpinCo retains the sole voting control over the right to vote such shares in the absence of a foreclosure thereunder;

(e)            call, or publicly request the call of, a special meeting of the stockholders of the Company, make a stockholder proposal (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) at any meeting of the stockholders of the Company, or initiate or propose any action by written consent of the stockholders of the Company;

(f)            seek representation on the Company Board or the removal of any director from the Company Board or propose or request to, or otherwise act, alone or in concert with others, to seek to, change or influence the management, Company Board, governance structure, policies (including dividend policies), capitalization, corporate structure or organizational documents of the Company;

(g)            solicit, effect, publicly offer or propose to effect, or cause, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, or make any public statement with respect to, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities (other than in connection with the Company’s capital raising activities), dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Company or any of its Subsidiaries;

(h)            make or issue, or cause to be made or issued, any public disclosure, statement, comment or announcement, including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist or analyst or the press or media (including social media), in support of any solicitation described in clause (b) above;

(i)            contest the validity or enforceability of the agreements contained in this Section 2.5 (including this clause (i));

(j)            take any action which could reasonably be expected to cause or require the Company to make a public announcement, disclosure or filing regarding any of the foregoing, or publicly request to amend, waive or terminate any provision of this Section 2.5;

(k)            enter into any agreement, arrangement or understanding with respect to any of the foregoing; or

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(l)            advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; it being understood and agreed that the foregoing shall not limit the activities of any director of the Company taken in good faith in his or her capacity as a director.

Article III
GENERAL PROVISIONS

Section 3.1             Termination. This Agreement shall automatically terminate at such time as each of SpinCo’s and the Company’s rights and obligations hereunder has terminated in accordance with their terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 3.2             Safe Breach Event. SpinCo and its directors, shareholders and agents shall not be deemed to have breached this Agreement or to have failed to comply with any provision of this Agreement if the alleged breach or non-compliance resulted from any action or failure to take any action of the Company and its Affiliates.

Section 3.3             Notifications. Upon written request, SpinCo shall, within ten (10) Business Days of such request, provide the Company in writing with details of its Ownership of Equity Securities and other Company Securities in order to confirm the parties’ rights pursuant to this Agreement.

Section 3.4             Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and shall be construed and interpreted in accordance with, the internal laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of Maryland. The Company and SpinCo hereby agree that (a) any and all litigation arising out of this Agreement shall be conducted only in the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the federal court located in Baltimore, Maryland and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each of the Company and SpinCo accepts, for itself and in respect of its property, expressly and unconditionally, the nonexclusive jurisdiction of such courts and hereby waives any objection that the other party may now or hereafter have to the laying of venue of such actions or proceedings in such courts. Insofar as is permitted under applicable law, this consent to personal jurisdiction shall be self-operative and no further instrument or action, other than service of process in the manner set forth in Section 3.9 or as otherwise permitted by law, shall be necessary in order to confer jurisdiction upon any the Company and SpinCo in any such courts. Each of the Company and SpinCo further consents to the assignment of any action or proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-308 (or any successor thereto). Nothing contained herein shall affect the right serve process in any manner permitted by law or to commence any legal action or proceeding in any other jurisdiction. Each of the Company and SpinCo hereby (i) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (ii) agrees that any such action shall be tried before a court and not before a jury.

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Section 3.5             Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided, that a signature delivered by facsimile, email pdf or other electronic form shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 3.6             Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

Section 3.7             Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

Section 3.8             Entire Agreement; Amendments; Waiver. This Agreement and the Related Documents supersede all other prior oral or written agreements between SpinCo, the Company, their Affiliates and persons or entities acting on their behalf with respect to the matters discussed herein, and this Agreement and the Related Documents contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor SpinCo makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and SpinCo. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. Any amendment or waiver of any provision of this Agreement by the Company shall require the approval of a majority of the independent directors of the Company Board.

Section 3.9             Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent via email (provided no automated notice of delivery failure is received by the sender); or (c) one (1) Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company:

Safehold Inc.

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

Attention: [●]

Email: [●]

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If to SpinCo:

[SPINCO]

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

Attention: [●]

Email: [●]

Section 3.10             Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Neither the Company nor SpinCo shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

Section 3.11             No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Section 3.12             Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.13             Specific Performance. The parties acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder other than a breach of Section 2.1, which is addressed in Section 2.1(c), the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and each party hereto agrees not to plead sufficiency of damages as a defense in such circumstances.

Section 3.14             Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not any of the transactions contemplated hereby are consummated.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Governance Agreement to be duly executed as of the date first above written.

[SPINCO]

By:
Name:
Title:

SAFEHOLD INC.

By:
Name:
Title:

[Signature Page to Governance Agreement]

Exhibit C

Registration Rights Agreement

FINAL FORM

REGISTRATION RIGHTS AGREEMENT

BETWEEN

SAFEHOLD INC.

AND

[SPINCO]

Dated as of [●]

i

Section 6.12	Further Assurances	16
Section 6.13	Specific Performance	16
Section 6.14	Costs and Expenses	16

ii

This REGISTRATION RIGHTS AGREEMENT (as the same may be amended, modified or supplemented from time to time, this “Agreement”), dated as of [●], is made and entered into by and between Safehold, Inc., a Maryland corporation (the “Company”) and [SPINCO], a Maryland business trust (together with any of its subsidiaries that owns Registrable Shares from time to time, the “Holder”).

WHEREAS, pursuant to that certain Separation and Distribution Agreement (the “Distribution Agreement”), dated as of [●], by and between iStar, Inc. (“iStar”) and the Holder, iStar has distributed all of the interests in the Holder to its stockholders effective as of the date hereof (the “Spin-Off”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 10, 2022, by and between the iStar and Safe, effective as of the date hereof, (i) Safe merged with and into iStar (the “Merger”) with the Company surviving the Merger and (ii) each share of Safe Common Stock was exchanged for one (1) share of common stock, par value $0.01 per share (the “Common Stock”), of the Company;

WHEREAS, the Holder received [●] shares of Common Stock in the Merger (such shares received, the “Owned Shares”);

WHEREAS, (i) the Holder and the Company have entered into a Governance Agreement (the “Governance Agreement”), and (ii) the Holder and [Manager], a Delaware limited liability company and a subsidiary of the Company, have entered into a Management Agreement (the “Management Agreement”), each dated as of the date hereof (such agreements, together with the Distribution Agreement and the Merger Agreement, the “Related Documents”); and

WHEREAS, the Company desires to enter into this Agreement with the Holder in order to grant the Holder the registration rights contained herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder hereby agree as follows:

Article 1

DEFINED TERMS

Section 1.1             Defined Terms. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Automatic Shelf Registration Statement” means an “Automatic Shelf Registration Statement,” as defined in Rule 405 under the Securities Act.

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“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or institutional “accredited” investor (as defined in Rule 501(a) of Regulation D under the Securities Act), bought deal, over-night deal or similar transaction through a broker, sales agent or distribution agent, whether as agent or principal, that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, or the issuance of a legal opinion by the Company’s legal counsel.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to be closed.

“Commission” means the U.S. Securities and Exchange Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time (or any corresponding provision of succeeding law), and the rules and regulations thereunder.

“Person” means any individual, partnership, corporation, limited liability company, joint venture, association, trust, unincorporated organization or other governmental or legal entity.

“Prospectus” means any prospectus or prospectuses included in, or relating to, any Registration Statement (including without limitation, any prospectus subject to completion and a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act and any term sheet filed pursuant to Rule 434 under the Securities Act), as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference or deemed to be incorporated by reference in such prospectus or prospectuses.

“Registrable Shares” with respect to the Holder, means at any time (i) the Holder’s Owned Shares and (ii) any additional shares of Common Stock or other equity securities issued as a dividend or distribution on, in exchange for, or otherwise in respect of, shares of Common Stock or other equity securities that otherwise constitute Registrable Shares with respect to the Holder (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations or similar event or otherwise); provided, however, that Registrable Shares shall cease to be Registrable Shares with respect to the Holder upon the earliest to occur of (A) when such Registrable Shares shall have been disposed of pursuant to an effective Registration Statement under the Securities Act or pursuant to Rule 144 under the Securities Act, (B) when all of the Holder’s Registrable Shares may be sold without restriction or pursuant to Rule 144(b) under the Securities Act and such Holder, together with its affiliates, owns less than 2% of the outstanding shares of Common Stock, or (C) when the Holder’s Registrable Shares shall have ceased to be outstanding.

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“Registration Expenses” means any and all fees and expenses incident to the performance of or compliance with this Agreement, which shall be borne and paid by the Company as provided below, whether or not any Registration Statement is filed or becomes effective, including, without limitation: (i) all registration, qualification and filing fees (including fees and expenses with respect to (A) filings required to be made with the Commission and the U.S. Financial Industry Regulatory Authority and (B) compliance with securities or “blue sky” laws), (ii) typesetting and printing expenses, (iii) internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (iv) the fees and expenses incurred in connection with the listing of the Registrable Shares, (v) the fees and disbursements of legal counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company, and any transfer agent and registrar fees and (vi) the reasonable fees and expenses of any special experts retained by the Company; provided, however, that “Registration Expenses” shall not include, and the Company shall not have any obligation to pay, any underwriting fees, discounts, commissions, or taxes (including transfer taxes) attributable to the sale of securities by the Holder, or any legal fees and expenses of counsel to the Holder and any underwriter engaged by the Holder or any other expenses incurred in connection with the performance by the Holder of its obligations under the terms of this Agreement.

“Registration Statement” means any registration statement of the Company filed with the Commission under the Securities Act which permits the public offering of any of the Registrable Shares pursuant to the provisions of this Agreement, including any Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference or deemed to be incorporated by reference in such Registration Statement.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time (or any corresponding provision of succeeding law), and the rules and regulations thereunder.

Section 1.2             Table of Defined Terms. Terms that are not defined in Section 1.1 have the respective meanings set forth in the following Sections:

Defined Term	Section No.
Agreement	Preamble
Common Stock	Recitals
Company	Preamble
Company Offering	Section 3.2(b)
Controlling Person	Section 4.1
Demand Registration	Section 2.2(a)(i)
Demand Request	Section 2.2(a)(i)
Distribution Agreement	Recitals
End of Suspension Notice	Section 3.1(b)
Governance Agreement	Recitals
Holder	Preamble
iStar	Recitals
Liabilities	Section 4.1(a)
Management Agreement	Recitals
Maximum Number of Securities	Section 2.7(b)
Merger	Recitals
Merger Agreement	Recitals
Offering Blackout Period	Section 3.2(b)
Owned Shares	Recitals
Piggyback Registration	Section 2.7(a)
Related Documents	Recitals
Required Filing Date	Section 2.2(a)(ii)
Spin-Off	Recitals
Suspension Event	Section 3.1(b)
Suspension Notice	Section 3.1(b)
Suspension Period	Section 3.1(b)

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Article 2

REGISTRATION RIGHTS

Section 2.1             Shelf Registration. The Company shall file or cause to be filed on or before the seven months anniversary of the date of this Agreement with the Commission a Registration Statement on an appropriate form (which shall be, if the Company is then eligible, an Automatic Shelf Registration Statement) providing for the registration of, and the sale by the Holder of, all of the Registrable Shares held by the Holder at the time of such filing on a continuous or delayed basis by the Holder, from time to time in accordance with the methods of distribution elected by the Holder, pursuant to Rule 415 under the Securities Act or any similar rule that may be adopted by the Commission; provided, however, that the Holder acknowledges and agrees that, pursuant to the Governance Agreement, it is subject to certain restrictions on transfer of the Registrable Shares. The Company will use its reasonable best efforts to cause the Registration Statement to be declared effective by the Commission as soon as practicable after the filing thereof. To the extent that the Company has an effective shelf registration statement on file and it is effective with the Commission at the time the Company is going to file a Registration Statement hereunder, the Company may (but will not be required to) instead file a prospectus or post-effective amendment, as applicable, to include in such shelf registration statement the Registrable Shares to be registered pursuant to this Agreement (in such a case, such prospectus or post-effective amendment together with the previously filed shelf registration statement will be considered the Registration Statement).

Section 2.2             Demand Registrations.

(a)            Request for Registration.

(i)            From and after the date that is nine months after the date hereof, the Holder shall have the right to require the Company to file a Registration Statement under the Securities Act for a public offering of all or part of such Registrable Shares (a “Demand Registration”) by delivering to the Company written notice stating that such right is being exercised by the Holder, specifying the number of Registrable Shares to be included in such registration and, subject to Section 2.2(b) hereof, describing the intended method of distribution thereof (a “Demand Request”). The Holder may exercise its rights under this Section 2.2 in the Holder’s sole discretion; provided, that, the Company shall not be obligated to effect more than one (1) Demand Registration (inclusive of an underwritten take-down offering (which, for avoidance of doubt, includes a Block Trade) pursuant to Section 2.6).

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(ii)           The Demand Request shall specify the aggregate number of Registrable Shares proposed to be sold. Subject to Section 3.1, the Company shall file the Registration Statement in respect of a Demand Registration within 45 days after receiving a Demand Request (the “Required Filing Date”) and shall use reasonable best efforts to cause the same to be declared effective by the Commission as promptly as practicable after such filing; provided, however, that:

(A)            the Company shall not be obligated to cause a Registration Statement with respect to a Demand Registration to be declared effective pursuant to Section 2.2(a)(ii) unless the Demand Request is for a number of Registrable Shares with a market value that is equal to at least $50 million as of the date of such Demand Request; provided, however, that this Section 2.2(a)(ii)(A) shall not apply if the applicable Demand Request is for all of the Registrable Shares held by the Holder as of the date of such Demand Request; and

(B)             the Holder shall have the right to withdraw a Demand Request at any time prior to the relevant Registration Statement being declared effective by the Commission in which event the Company shall not be obligated to cause a Registration Statement with respect to a Demand Registration to be declared effective pursuant to Section 2.2(a)(ii).

(b)           Priority on Demand Registrations. The Company shall include in a Demand Registration only the Registrable Shares requested by the Holder to be included therein.

(c)           Selection of Underwriters. The Holder may (i) request that the offering of Registrable Shares pursuant to a Demand Registration be in the form of a “firm commitment” underwritten offering and (ii) select the investment banking firm or firms to manage the underwritten offering, subject to the prior written consent of the Company (such consent not to be unreasonably withheld).

Section 2.3             Effectiveness. The Company shall use its reasonable best efforts to keep each Registration Statement continuously effective (or in the event a Registration Statement expires pursuant to Rule 415(a)(5) under the Securities Act, file a replacement Registration Statement and keep such replacement Registration Statement effective) for the period beginning on the date on which the Registration Statement is declared or becomes effective and ending on the date that all Registrable Shares registered thereunder have been disposed of or withdrawn.

Section 2.4             Notification and Distribution of Materials. The Company shall notify the Holder of the effectiveness of any Registration Statement applicable to the Registrable Shares and shall furnish to the Holder such number of copies of such Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements, if any) and any documents incorporated by reference in such Registration Statement or such other documents as the Holder may reasonably request in order to facilitate the sale of the Registrable Shares in the manner described in such Registration Statement.

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Section 2.5             Amendments and Supplements. During the period that a Registration Statement is effective, the Company shall prepare and file with the Commission from time to time such amendments and supplements to such Registration Statement and Prospectus used in connection therewith as may be necessary to keep such Registration Statement (or a successor Registration Statement filed with respect to such Registrable Shares) effective and to comply with the provisions of the Securities Act with respect to the disposition of the Registrable Shares covered thereby. The Company shall file, as promptly as practicable (and within twenty (20) Business Days), any supplement or post-effective amendment to a Registration Statement to add Registrable Shares to any shelf Registration Statement as reasonably necessary to permit the sale of the Holder’s Registrable Shares pursuant to such Registration Statement. The Company shall furnish to and afford the Holder a reasonable opportunity to review and comment on all amendments and supplements proposed to be filed to a Registration Statement (in each case at least two (2) Business Days prior to such filing). The Company shall use its reasonable best efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing. The Holder agrees to deliver such notices, questionnaires and other information as the Company may reasonably request in writing, if any, to the Company within fifteen (15) Business Days after such request.

Section 2.6             Underwritten Offerings.

(a)            The Holder may request, by written notice to the Company, that the Company cooperate with the Holder in any underwritten offering of Registrable Shares initiated by the Holder under a Registration Statement. The Company agrees to reasonably cooperate with any such request for an underwritten offering and to take all such other reasonable actions in connection therewith, including entering into such agreements (including an underwriting agreement in form, scope and substance as is customary for similar underwritten offerings) and taking all such other reasonable actions in connection therewith in order to expedite or facilitate the disposition of Registrable Shares included in such underwritten offering, including (i) making such representations and warranties to the underwriters with respect to the business of the Company and the Registration Statement and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings by selling stockholders; (ii) obtaining customary opinions and negative assurance letters of counsel to the Company; and (iii) obtaining customary “cold comfort” letters and updates thereof from the independent registered public accountants of the Company (to the extent permitted by applicable accounting rules and guidelines); and (iv) filing any supplements to the Registration Statement and Prospectus as may be necessary in order to enable the Registrable Shares to be distributed in the underwritten offering.

(b)           If the Holder desires to engage in Block Trade or bought deal pursuant to a shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an already existing shelf Registration Statement), then notwithstanding the time periods set forth in Section 2.5, the Holder may notify the Company of the Block Trade not less than two (2) Business Days prior to the day such offering is first anticipated to commence. If requested by the Holder, the Company will use its reasonable best efforts to facilitate such Block Trade or bought deal (which may close as early as two (2) Business Days after the date it commences).

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Section 2.7             Piggyback Registration.

(a)            Piggyback Rights. If the Company proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of common equity securities of the Company, or securities or other obligations exercisable or exchangeable for, or convertible into common equity securities of the Company, for its own account (but not for the account of other stockholders of the Company), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) for a Block Trade, then the Company shall give written notice of such proposed offering to the Holder not less than three (3) Business Days before the anticipated filing date of such Registration Statement or, in the case of an underwritten offering pursuant to a shelf Registration Statement, the launch date of such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters, if any and if known, in such offering, and (B) offer to the Holder the opportunity to include in such registered offering such number of Registrable Shares as the Holder may request in writing within three (3) Business Days after receipt of such written notice (such registered offering, a “Piggyback Registration”). The Company shall cause such Registrable Shares to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the Registrable Shares requested by the Holder pursuant to this Section 2.7(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Shares in accordance with the intended method(s) of distribution thereof. The inclusion of the Holder’s Registrable Shares in a Piggyback Registration shall be subject to the Holder’s agreement to abide by the terms of Section 3.2 below.

(b)           Reduction of Piggyback Registration. If the managing underwriter or underwriters in an underwritten offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holder, in each case, participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the Common Stock or other equity securities, if any, as to which registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holder hereunder and (ii) the Registrable Shares, if any, as to which registration has been requested pursuant to this Section 2.7, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the underwritten offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in any such registration (A) first, the Common Stock or other equity securities that the Company desires to sell and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Common Stock or other equity securities, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights of stockholders of the Company, including the Registrable Shares of the Holder exercising its rights to register its Registrable Shares pursuant to Section 2.7(a) (pro rata based on the number of securities then owned by such holders), which can be sold without exceeding the Maximum Number of Securities.

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(c)            Piggyback Registration Withdrawal. The Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the underwriter or underwriters (if any) of the Holder’s intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a shelf Registration Statement, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include shelf registration statement) at any time prior to the effectiveness of such Registration Statement.

Section 2.8             New York Stock Exchange. The Company shall file any necessary listing applications or amendments to the existing applications to cause the Registrable Shares registered under any Registration Statement to be then listed or quoted on the New York Stock Exchange or such other primary exchange or quotation system on which the Common Stock is then listed or quoted.

Section 2.9             Notice of Certain Events.

(a)            The Company shall promptly notify the Holder in writing of the filing of any Registration Statement or Prospectus, amendment or supplement related thereto or any post-effective amendment to a Registration Statement and the effectiveness of any post-effective amendment; provided, however, that this Section 2.8(a) shall not apply to (i) an amendment or supplement relating solely to securities other than the Registrable Shares, and (ii) an amendment or supplement by means of an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q, a Proxy Statement on Schedule 14A, a Current Report on Form 8-K or a Registration Statement on Form 8-A or any amendments thereto filed with the Commission under the Exchange Act and incorporated or deemed to be incorporated by reference into a Registration Statement or Prospectus.

(b)           At any time when a Prospectus relating to a Registration Statement is required to be delivered under the Securities Act by the Holder to a transferee, the Company shall immediately notify the Holder of the happening of any event as a result of which the Company believes the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In such event, the Company shall promptly prepare and, if applicable, furnish to the Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of Registrable Shares sold under the Prospectus, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall, if necessary, promptly amend the Registration Statement of which such Prospectus is a part to reflect such amendment or supplement. The Holder agrees that, upon receipt of any notice from the Company of the occurrence of an event as set forth above, the Holder will forthwith discontinue disposition of Registrable Shares pursuant to any Registration Statement covering such Registrable Shares until the Holder’s receipt of written notice from the Company that the use of the Registration Statement may be resumed. The Holder also agrees that it will treat as confidential the receipt of any notice from the Company of the occurrence of an event as set forth above and shall not disclose or use the information contained in such notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

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Section 2.10           In-Kind Distributions. If the Holder seeks to effectuate an in-kind distribution of all of part of the Registrable Shares to its direct or indirect equityholders, the Company will work with the Holder to facilitate such in-kind distribution in the manner reasonably requested and consistent with the Company's obligations under the Securities Act.

Article 3

SUSPENSION OF REGISTRATION
REQUIREMENTS; SALES RESTRICTIONS

Section 3.1             Suspension of Registration Requirements.

(a)            The Company shall promptly notify the Holder in writing of the issuance by the Commission or any state instrumentality of any stop order suspending the effectiveness of a Registration Statement with respect to the Holder’s Registrable Shares or the initiation of any proceedings for that purpose. The Company shall use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such a Registration Statement as promptly as practicable after the issuance thereof.

(b)           Notwithstanding anything to the contrary set forth in this Agreement, the Company may postpone the filing or the effectiveness of a Registration Statement or suspend the use of a prospectus that is part of a shelf Registration Statement (and therefore suspend sales of the Registrable Shares off the shelf Registration Statement) as the Company may reasonably determine necessary and advisable (but in no event more than two times in any rolling 12-month period commencing on the date of this Agreement or more than 60 consecutive days (the “Suspension Period”)) in the event of pending negotiations relating to, or consummation of, a material transaction or the occurrence of a material event that, in the Company’s reasonable determination, (i) would require additional disclosure of material non-public information by the Company in the Registration Statement or such filing, as to which the Company has a bona fide business purpose for preserving confidentiality, and the premature disclosure of which would adversely affect the Company, or (ii) render the Company unable to comply with Commission requirements (any such circumstances being hereinafter referred to as a “Suspension Event”). In case of a Suspension Event, the Company will give a notice to the Holder (a “Suspension Notice”) to suspend sales of the Registrable Shares and such notice must state generally the basis for the notice and that such suspension will continue only for so long as the Suspension Event or its effect is continuing. The Holder agrees not to effect any sales of its Registrable Shares pursuant to the Registration Statement (or related filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice. The Holder may recommence effecting sales of the Registrable Shares pursuant to the Registration Statement (or related filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice will be given by the Company to the Holder promptly following the conclusion of any Suspension Event (and in any event during the permitted Suspension Period). The Holder agrees that it will treat as confidential the receipt of any Suspension Notice from the Company of the occurrence of an event as set forth above and shall not disclose or use the information contained in such notice without the prior written consent of the Company until the End of Suspension Notice.

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Section 3.2             Restriction on Sales.

(a)            The Holder agrees that, following the effectiveness of any Registration Statement relating to its Registrable Shares, the Holder will not effect any dispositions of any of its Registrable Shares pursuant to such Registration Statement or any filings under any state securities laws at any time after the Holder has received notice from the Company to suspend dispositions as a result of the occurrence or existence of any Suspension Event or so that the Company may correct or update the Registration Statement or such filing. The Holder will maintain the confidentiality of any information included in the written notice delivered by the Company unless otherwise required by law or subpoena. The Holder may recommence effecting dispositions of the Registrable Shares pursuant to the Registration Statement or such filings, and all other obligations which are suspended as a result of a Suspension Event shall no longer be so suspended, following further notice to such effect from the Company, which notice shall be given by the Company promptly after the conclusion of any such Suspension Event.

(b)           The Holder further agrees, if requested by the managing underwriter or underwriters in an underwritten offering, not to effect any disposition of any of the Registrable Shares during the period (the “Offering Blackout Period”) beginning upon receipt by the Holder of written notice from the Company, but in any event no earlier than the fifteenth (15th) day preceding the anticipated date of pricing of such underwritten offering, and ending no later than ninety (90) days after the closing date of such underwritten offering, and in no event for any longer period of time than is applicable to the Company's directors and officers in connection with such underwritten offering; provided, however, that such lockup shall not prohibit the Holder from pledging its Registrable Shares pursuant to a bona fide margin loan or prevent the lender from exercising foreclosure remedies pursuant to such loan. Such Offering Blackout Period notice shall be in writing in a form reasonably satisfactory to the Company and the managing underwriter or underwriters. The Holder will maintain the confidentiality of any information included in such notice delivered by the Company unless otherwise required by law or subpoena.

(c)            The Holder confirms its agreements to the restrictions on sales of Registrable Shares set forth in the Governance Agreement.

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Article 4

INDEMNIFICATION

Section 4.1             Indemnification by the Company. The Company agrees to indemnify and hold harmless the Holder, and the officers, directors, stockholders, members, managers, partners, affiliates, accountants, attorneys, trustees, employees, representatives and agents of the Holder, and each Person (a “Controlling Person”), if any, who controls (within the meaning of Section 15(a) of the Securities Act or Section 20(a) of the Exchange Act) any of the foregoing Persons, as follows (to the fullest extent permitted by applicable law):

(a)            from and against any and all costs, losses, liabilities, obligations, claims, damages, judgments, fines, penalties, awards, actions, other liabilities and expenses whatsoever (the “Liabilities”), as incurred by any of them, arising out of or in connection with (A) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Registrable Shares were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom at such date of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b)           from and against any and all Liabilities, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 4.4 below) any such settlement is effected with the prior written consent of the Company; and

(c)            from and against any and all legal or other expenses whatsoever, as incurred (including the reasonable fees and disbursements of one counsel chosen by any indemnified party) in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (a) or (b) above; provided, however, that this indemnity agreement shall not apply to any Liabilities to the Holder or its Controlling Persons to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Holder expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

Section 4.2             Indemnification by the Holder. The Holder agrees to indemnify and hold harmless the Company, and the officers, directors, stockholders, members, partners, managers, employees, trustees, executors, representatives and agents of the Company, and each of their respective Controlling Persons, to the fullest extent permitted by applicable law, from and against any and all Liabilities described in the indemnity contained in Section 4.1 hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any Prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to the Holder furnished to the Company by the Holder expressly for use in the Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto); provided, however, that the Holder shall not be liable for any claims hereunder in excess of the amount of net proceeds (after deducting underwriters’ discounts and commissions) received by the Holder from the sale of Registrable Shares pursuant to such Registration Statement, and provided further, that the obligations of the Holder hereunder shall not apply to amounts paid in settlement of any such Liabilities if such settlement is effected without the prior written consent of the Holder to the extent such consent is required under Section 4.3.

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Section 4.3             Notices of Claims, etc. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder unless the indemnifying party is actually materially prejudiced as a result thereof, and in such case, only to the extent of such prejudice, and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate therein at its own expense and, to the extent that it shall wish, assume the defense of such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the indemnifying party’s rights in the immediately preceding sentence, the indemnified party shall have the right to employ its own counsel (in addition to any local counsel), and the indemnifying party shall bear the reasonable fees, costs, and expenses of such separate counsel if (a) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest; (b) actual or potential defendants in, or targets of, any such proceeding include both the indemnified party and the indemnifying party, and the indemnified party shall have reasonably concluded that there may be a legal defense available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party; (c) the indemnifying party shall not have employed counsel to represent the indemnified party within a reasonable time after notice of the institution of such proceeding; or (d) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whosoever in respect of which indemnification or contribution could be sought under this Article 4 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

Section 4.4             Indemnification Payments. If at any time an indemnified party shall have requested an indemnifying party consent to any settlement of the nature contemplated by Section 4.1(b), such indemnifying party agrees that it shall be liable for such settlement, including any such related fees and expenses of counsel, effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have responded to such indemnified party in accordance with such request prior to the date of such settlement.

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Section 4.5             Contribution.

(a)            If the indemnification provided for in this Article 4 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any Liabilities referred to therein, then each indemnifying party shall contribute to the aggregate amount of such Liabilities incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the applicable Holder on the other hand in connection with the statements or omissions which resulted in such Liabilities, as well as any other relevant equitable considerations.

(b)           The relative fault of the Company on the one hand and the Holder on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Holder and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(c)            The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Article 4. The aggregate amount of Liabilities incurred by an indemnified party and referred to above in this Article 4 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

(d)           No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Article 5

TERMINATION; SURVIVAL

Section 5.1             Termination; Survival. The rights of the Holder under this Agreement shall terminate upon the date that the Holder ceases to hold Registrable Shares. Notwithstanding the foregoing, the rights and obligations of the parties under Article 4 and Article 6 of this Agreement shall remain in full force and effect following such time.

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Article 6

MISCELLANEOUS

Section 6.1             Covenants Relating to Rule 144. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, the Company covenants that it will use its reasonable best efforts to file the reports required to be filed by it under the Securities Act and Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the Commission thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of the Holder of Registrable Shares (a) make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the Securities Act, (b) deliver such information to a prospective purchaser as is necessary to permit sales pursuant to Rule 144A under the Securities Act and it will take such further action as the Holder of Registrable Shares may reasonably request, and (c) take such further action that is reasonable in the circumstances, in each case to the extent required from time to time to enable the Holder to sell its Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (ii) Rule 144A under the Securities Act, as such rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the Commission. Upon the request of the Holder of Registrable Shares, the Company will deliver to the Holder a written statement as to whether it has complied with such requirements and of the Securities Act and the Exchange Act, a copy of the most recent annual and quarterly report(s) of the Company, and such other reports, documents or stockholder communications of the Company, and take such further actions consistent with this Section 6.1, as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such Registrable Shares without registration.

Section 6.2             No Conflicting Agreements. The Company hereby represents and warrants that the Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which conflicts with the rights granted to the Holder of Registrable Shares pursuant to this Agreement or otherwise conflicts with the provisions of this Agreement. The Company hereby represents and warrants that the rights granted to the Holder hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company’s other issued and outstanding securities under any such agreements.

Section 6.3             Additional Shares. The Company, at its option, may register, under any Registration Statement and any filings under any state securities laws filed pursuant to this Agreement, any number of unissued, treasury or other Common Stock of or owned by the Company and any of its subsidiaries or any Common Stock or other securities of the Company owned by any other security holder or security holders of the Company.

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Section 6.4             Governing Law; Arbitration. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and shall be construed and interpreted in accordance with, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of New York. The Company and the Holder hereby agree that (a) any and all litigation arising out of this Agreement shall be conducted only in state or Federal courts located in the State of New York and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. The Holder accepts, for itself and in respect of the Holder’s property, expressly and unconditionally, the nonexclusive jurisdiction of such courts and hereby waives any objection that the Holder may now or hereafter have to the laying of venue of such actions or proceedings in such courts. Insofar as is permitted under applicable law, this consent to personal jurisdiction shall be self-operative and no further instrument or action, other than service of process in the manner set forth in Section 6.9 hereof or as otherwise permitted by law, shall be necessary in order to confer jurisdiction upon the Holder in any such courts. Nothing contained herein shall affect the right serve process in any manner permitted by law or to commence any legal action or proceeding in any other jurisdiction. The Company and the Holder hereby (i) expressly waive any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (ii) agree that any such action shall be tried before a court and not before a jury.

Section 6.5             Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a signature delivered by facsimile, email pdf or other electronic form shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 6.6             Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

Section 6.7             Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

Section 6.8             Entire Agreement; Amendments; Waiver. This Agreement and the Related Documents supersede all other prior oral or written agreements between the Holder, the Company, their respective affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the Related Documents contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Holder makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Holder. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

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Section 6.9             Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent via email (provided no automated notice of delivery failure is received by the sender); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Safehold Inc.

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

Attention: [●]

Email: [●]

If to the Holder:

[SPINCO]

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

Attention: [●]

Email: [●]

Section 6.10           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto without the prior written consent of the other party hereto.

Section 6.11           No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person other than as expressly set forth in Article 4 and this Section 6.11.

Section 6.12           Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 6.13           Specific Performance. The parties acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and the Holder and the Company agree not to plead sufficiency of damages as a defense in such circumstances.

Section 6.14           Costs and Expenses. The Company shall bear all Registration Expenses incurred in connection with the registration of the Registrable Shares pursuant to this Agreement and the Company’s performance of its other obligations under the terms of this Agreement; provided, however, that the Holder shall bear all underwriting fees, discounts, commissions, or taxes (including transfer taxes) attributable to the sale of securities by the Holder, or any legal fees and expenses of counsel to the Holder and any underwriter engaged by the Holder and all other expenses incurred in connection with the performance by the Holder of its obligations under the terms of this Agreement. All other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not any of the transactions contemplated hereby are consummated.

[Signature Page Follows.]

16

IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

SAFEHOLD INC.

By:
Name: [●]
Title: [●]

[SPINCO]

By:
Name: [●]
Title: [●]

[Signature Page to Registration Rights Agreement]

Exhibit d

Star Charter Amendment

FINAL FORM

Exhibit d-1

istar Inc.

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST: The charter (the “Charter”) of iStar Inc., a Maryland corporation (the “Corporation”), is hereby amended to provide that, upon the Effective Time (as defined below), every [___] shares of Common Stock, par value $0.001 per share, of the Corporation which were issued and outstanding immediately prior to the Effective Time shall be changed into one issued and outstanding share of Common Stock, par value $[0.____] per share, of the Corporation.

SECOND: The amendment to the Charter as set forth above has been duly approved by at least a majority of the entire Board of Directors as required by law. The amendment set forth herein is made without action by the stockholders of the Corporation, pursuant to Section 2-309(e) of the Maryland General Corporation Law.

THIRD: There has been no increase in the authorized shares of stock of the Corporation effected by the amendment to the Charter as set forth above.

FOURTH: These Articles of Amendment shall become effective at [___] [a.m.][p.m.], Eastern Time, on [_____] (the “Effective Time”).

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its [__________] and attested to by its [_________] on this [___] day of [__________].

ATTEST:	ISTAR INC.

	By:		(SEAL)
Name:		Name:
Title:		Title:

FINAL FORM

Exhibit d-2

ISTAR INC.

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST: The charter (the “Charter”) of iStar Inc., a Maryland corporation (the “Corporation”), is hereby amended to change the par value of the shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (as defined below) from $0.[___] per share to $0.01 per share.

SECOND: The amendment to the Charter as set forth above has been duly approved by at least a majority of the entire Board of Directors as required by law. The amendment set forth herein is made without action by the stockholders of the Corporation, pursuant to Section 2-605(a)(2) of the Maryland General Corporation Law.

THIRD: There has been no increase in the authorized shares of stock of the Corporation effected by the amendment to the Charter as set forth above.

FOURTH: These Articles of Amendment shall become effective at [_____] [a.m.][p.m.], Eastern Time, on [_________] (the “Effective Time”).

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its [__________] and attested to by its [__________] on this [___] day of [_________].

ATTEST:	ISTAR INC.

	By:		(SEAL)
Name:		Name:
Title:		Title:

Exhibit 10.1

EXECUTION VERSION

This VOTING AGREEMENT, dated as of August 10, 2022 (this “Agreement”), is by and between iStar Inc., a Maryland corporation (“Star”), and Safehold Inc., a Maryland corporation (“Safe”). Star and Safe are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Star and Safe are entering into an Agreement and Plan of Merger (the “Merger Agreement”) that provides, among other things, for the merger of Safe with and into Star (the “Merger”), with Star being the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as a condition and an inducement to Safe’s willingness to enter into the Merger Agreement, Star has agreed to enter into this Agreement with respect to all common stock, par value $0.01 per share, of Safe (the “Safe Common Stock”) that Star Beneficially Owns;

WHEREAS, Star is the Beneficial Owner of, and has sole voting power over, 40,279,077 shares of Safe Common Stock; and

WHEREAS, Safe desires that Star agree, and Star is willing to agree, subject to the provisions herein, not to Transfer any of the Subject Securities and to vote the Covered Securities in a manner as provided herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.             Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owner” shall mean any Person who Beneficially Owns the referenced securities.

“Covered Securities” shall mean, as of a given time, the shares of Safe Common Stock Beneficially Owned by Safe representing 41.9% of the issued and outstanding Safe Common Stock at such time.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time, (b) a Change in Safe Recommendation made pursuant to the Merger Agreement, (c) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof and (d) the termination of this Agreement by mutual written consent of the Parties.

“Permitted Transfer” shall mean any of the following, in each case so long as (a) such Transfer is in accordance with applicable Law, (b) Star is, and at all times has been, in compliance with this Agreement and (c) Star promptly notifies Safe in writing of any such Transfer: (i) any Transfer of Subject Securities by Star to an Affiliate of Star, so long as (A) such Affiliate, in connection with and prior to such Transfer, executes a joinder to this Agreement in form and substance reasonably acceptable to Safe, pursuant to which such Affiliate agrees to be subject to the restrictions and obligations of this Agreement applicable to Star and otherwise become a party for all purposes of this Agreement and (B) any Transfer to SpinCo shall be limited to the SpinCo Share Contribution; provided that no such Transfer shall relieve Star from its obligations under this Agreement, (ii) if the Effective Time has not occurred by December 31, 2022, the Transfer by Star of Subject Securities in a pro rata distribution to holders of the common stock of Star, solely to the extent required to satisfy iStar's distribution obligations in respect of 2022 in order to maintain its qualification as a real estate investment trust and avoid the imposition of corporate income taxes, (iii) any Transfer pursuant to that certain Stock Purchase Agreement dated as of the date hereof by and among MSD Partners L.P., Star, Safe and solely with respect to Section 1(a)(ii) and Section 10 thereof, MSD Capital L.P. and (iv) any Transfer by Star contemplated by and made in accordance with Annex A hereto.

“SpinCo Share Contribution” shall mean the Safe Shares (as defined in the Separation and Distribution Agreement) to be contributed to SpinCo by Star prior to the SpinCo Distribution pursuant to the Separation and Distribution Agreement.

“Subject Securities” shall mean, collectively, all shares of Safe Common Stock and all Additional Safe Stock.

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock (or any security convertible or exchangeable into such capital stock), including in each case through the Transfer of any Person or any interest in any Person, or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, “capital stock” shall include interests in a partnership or limited liability company.

2.             Agreement to Retain Subject Securities.

2.1          Transfer and Encumbrance of Subject Securities. Other than a Permitted Transfer, hereafter until the Expiration Time, Star shall not, with respect to any Subject Securities Beneficially Owned by Star, (a) Transfer any such Subject Securities without the prior written consent of Safe, or (b) deposit any such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto. Safe hereby waives the restrictions set forth in Section 9 of the Amended and Restated Management Agreement, dated as of January 2, 2019, as amended, by and among Safe, Star and the other parties thereto, with respect to any Subject Securities sold in a Permitted Transfer.

2.2           Additional Purchases; Adjustments. Star agrees that any shares of Safe Common Stock and any other shares of capital stock or other voting equity securities of Safe that Star acquires or with respect to which Star otherwise acquires voting power after the execution of this Agreement and prior to the Expiration Time (collectively, “Additional Safe Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Safe Common Stock. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Safe affecting the Subject Securities, the terms of this Agreement shall apply to the resulting securities.

2.3           Interim Transfers. The Parties hereby agree to the matters set forth on Annex A hereto, which are incorporated herein.

2.4           Unpermitted Transfers; Involuntary Transfers. In the case of any Transfer or attempted Transfer of any of Star’s Subject Securities in violation of this Section 2 (including, for the avoidance of doubt, the provisions set forth in Annex A), the sole remedy of Safe shall be damages for breach of contract. The Parties acknowledge and agree that any claim for damages by Safe under this Agreement shall include any lost shareholder premium and any other benefits to holders of Safe Common Stock (other than Star) of the Merger and the other transactions contemplated by this Agreement and the Merger Agreement, which shall be enforceable on behalf of such shareholders solely by Safe (acting through the Safe Special Committee)). If any involuntary Transfer of any of Star’s Subject Securities shall occur, the transferor shall cause the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) to take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

3.             Agreement to Vote and Approve.

3.1           Support for the Merger. Until the Expiration Time, at every meeting of the stockholders of Safe called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Safe with respect to any of the following matters, Star shall, and shall cause each holder of record on any applicable record date to (including via proxy), vote the Covered Securities: (a) in favor of (i) the approval of the Merger and any other matters set forth in the Joint Proxy Statement/Prospectus to be voted upon by holders of Safe Common Stock and (ii) any proposal to adjourn or postpone such meeting of stockholders of Safe to a later date if there are not sufficient votes to approve the Merger and (b) against (i) any action or agreement that could reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, (ii) any Acquisition Proposal, Acquisition Agreement or any of the transactions contemplated thereby, (iii) any action which could reasonably be expected to materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iv) any action which could reasonably be expected to result in a material breach of any representation, warranty, covenant or agreement of Safe in the Merger Agreement.

4.             Irrevocable Proxy. By execution of this Agreement, Star hereby designates and appoints Safe, with full power of substitution and resubstitution, as Star’s true and lawful attorney-in-fact and irrevocable proxy with respect to the matters set forth in Section 3 hereof, to the fullest extent of Star’s rights with respect to the Covered Securities Beneficially Owned by Star, to (a) attend all meetings of stockholders of the Company (including any postponements or adjournments thereof) and to vote such Covered Securities that are entitled to vote at such meetings or (b) vote through the execution of written consents in lieu of any annual or special meeting of the stockholders of the Company, in each case solely with respect to the matters set forth in Section 3 hereof; provided, however, that the foregoing shall only be effective if Star fails to be counted as present, to consent or to vote Star’s Covered Securities, as applicable, in accordance with this Agreement. Star intends this proxy to be irrevocable and coupled with an interest (in accordance with Section 2-507(d) of the Maryland General Corporation Law) for all purposes. Star hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

5.             Representations and Warranties of Star. Star hereby represents and warrants to Safe as follows:

5.1           Due Authority. Star has the full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4 hereof. This Agreement has been duly and validly executed and delivered by Star and constitutes a valid and binding agreement of Star enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights and general principles of equity).

5.2           Ownership of Safe Common Stock. As of the date hereof, Star (a) Beneficially Owns 40,279,077 shares of Safe Common Stock, free and clear of any and all Liens, other than those created by this Agreement, and (b) has sole voting power over all of the shares of Safe Common Stock Beneficially Owned by Star. As of the date hereof, Star does not Beneficially Own any other capital stock or other securities of Safe. As of the date hereof, Star does not Beneficially Own any rights to purchase or acquire any shares of voting stock or other voting securities of Safe.

5.3           No Conflict; Consents.

(a)           The execution and delivery of this Agreement by Star does not, and the performance by Star of its obligations under this Agreement do not and will not: (i) conflict with or violate any Laws applicable to Star, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the shares of Subject Securities Beneficially Owned by Star pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Star is a party or by which Star is bound.

(b)           No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to Star in connection with the execution and delivery of this Agreement or the consummation by Star of the transactions contemplated hereby.

5.4           Absence of Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding (whether judicial, arbitral, administrative or other) (each an “Action”) pending against, or, to the knowledge of Star, threatened against or affecting, Star that could reasonably be expected to materially impair or materially adversely affect the ability of Star to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6.            Termination. This Agreement (other than Section 9, which shall remain in effect following the Expiration Time until fully performed in accordance with its terms) shall terminate and shall have no further force or effect immediately as of and following the Expiration Time; provided, that any liability incurred by any Party as a result of (a) fraud by the other Party or (b) an intentional and material breach of a term or condition of this Agreement by the other Party, in each case, prior to the Effective Time (as determined by a court of competent jurisdiction pursuant to a final and non-appealable judgment) shall survive the termination of this Agreement.

7.             Waiver of Certain Actions. Star hereby agrees not to, in its capacity as a stockholder of Safe, commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against Star, Safe or any of their respective Subsidiaries or successors, to the fullest extent permitted by Law: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any duty of the Board of Directors of Safe or Star (or any committee thereof, including the Safe Special Committee or the Star Special Committee) in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

8.             Authority of the Special Committees. Any determination, consent or approval of, or notice or request delivered by, or any similar action of, Star with respect to this Agreement or the transactions contemplated hereby, may be effected only if such action is recommended by or taken at the direction of the Star Special Committee. Any determination, consent or approval of, or notice or request delivered by, or any similar action of, Safe with respect to this Agreement or the transactions contemplated hereby, may be effected only if such action is recommended by or taken at the direction of the Safe Special Committee.

9.             Miscellaneous.

9.1           Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect. In the event of any such determination, the Parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose of this Agreement.

9.2           Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

9.3           Amendments and Modifications. No provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by both Safe and Star. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

9.4           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted via email (notice deemed given upon delivery if no automated notice of delivery failure is received by the sender) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses:

(a)           if to Star, to it at:

iStar Inc.

1114 Avenue of the America, 39th Floor

New York, NY 10036

Attention: Barry Ridings Chair of the Special Committee of the Board of Directors

Email: [*]

With a copy (which shall not be considered notice) to:

Clifford Chance US LLP

31 West 52nd Street
New York, NY 10019

Attention: Kathleen Werner

Email: kathleen.werner@cliffordchance.com

(b)           if to Safe, to:

Special Committee of the Board of Directors

Safehold Inc.

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

Attention:	Stefan M. Selig
Jay S. Nydick
Email:	[*]
[*]

With a copy (which shall not be considered notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue

New York, New York 10022

Attention:	Eric L. Schiele, P.C.
Michael P. Brueck, P.C.
David Perechocky
Email:	eric.schiele@kirkland.com
michael.brueck@kirkland.com
david.perechocky@kirkland.com

or to such other address as any party may have furnished to the other in writing in accordance herewith, such notice of change of address to be effective upon receipt.

9.5           Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Maryland, without giving effect to any choice of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.

9.6           Submission to Jurisdiction. Each of the Parties hereby agrees that (a) any and all litigation arising out of this Agreement shall be conducted only in the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the federal court located in Baltimore, Maryland (the “Chosen Courts”) and (b) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each of the Parties further consents to the assignment of any action or proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-308 (or any successor thereto). Each of the Parties accepts, for itself and in respect of its property, expressly and unconditionally, the nonexclusive jurisdiction of such courts and hereby waives any objection that the other Party may now or hereafter have to the laying of venue of such actions or proceedings in such courts. Insofar as is permitted under applicable Law, this consent to personal jurisdiction shall be self-operative and no further instrument or action, other than service of process in the manner set forth in Section 9.4 or as otherwise permitted by Law, shall be necessary in order to confer jurisdiction upon any Party in any such courts. Nothing contained herein shall affect the right serve process in any manner permitted by Law or to commence any legal action or proceeding in any other jurisdiction. Each of the Parties hereby (i) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (ii) agrees that any such action shall be tried before a court and not before a jury.

9.7           Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached, other than Section 2.1. It is accordingly agreed that the Parties shall be entitled to an injunction or other equitable relief (without the requirement of posting a bond or other security) to prevent breaches of this Agreement other than Section 2.1, which is addressed in Section 2.4, and to enforce specifically the terms and provisions of this Agreement in any Chosen Court, this being in addition to any other remedy to which they are entitled at law or in equity.

9.8          No Third Party Beneficiaries. Nothing in this Agreement (other than Section 2.4) shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns.

9.9           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10         Entire Agreement. This Agreement and the Merger Agreement (including the documents and the instruments referred to herein and therein, including Annex A hereto) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

9.11         Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.12         No Agreement Until Executed. Irrespective of negotiations among the Parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed and delivered by all parties thereto, and (b) this Agreement is executed and delivered by the Parties.

9.13         Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement by their authorized representatives as of the date first above written.

SAFEHOLD INC.

By:	/s/ Marcos Alvarado
Name:	Marcos Alvarado
Title:	President and Chief Investment Officer

IN WITNESS WHEREOF, the Parties have duly executed this Agreement by their authorized representatives as of the date first above written.

iSTAR INC.

By:	/s/ Brett Asnas
Name:	Brett Asnas
Title:	Chief Financial Officer

Exhibit 10.2

Execution Version

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is made as of August 10, 2022, by and among MSD Partners, L.P., a Delaware limited partnership (the "Purchaser"), iStar Inc., a Maryland corporation (the "Seller"), and Safehold Inc., a Maryland corporation (the "Company"), and solely with respect to Section 1(a)(ii) and Section 10, MSD Capital, L.P. (the “Guarantor”).

WHEREAS, the Seller wishes to transfer, assign, sell, convey and deliver to the Purchaser, and the Purchaser wishes to purchase from the Seller, 5,405,406 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of the Company at the price and on the terms and subject to the conditions set forth in this Agreement (the "Secondary Sale Transaction");

WHEREAS, concurrently with the execution and delivery of this Agreement, the Purchaser is entering into a Subscription Agreement (the "Caret Subscription Agreement") with CARET Ventures LLC, an affiliate of the Company, pursuant to which the Purchaser is subscribing to purchase "Caret Units," as such term is defined under the Caret Subscription Agreement;

WHEREAS, the Company and the Seller have entered into an Agreement and Plan of Merger, dated the date hereof (the "Merger Agreement"), pursuant to which (i) the Company will merge with and into the Seller, with the Seller being the surviving corporation in the merger (the "Merger"), and (ii) prior to the effective time of the Merger, certain legacy assets of the Seller will be spun off into a new public entity (the "Spin-Off," and together with the Merger and the other transactions contemplated by the Merger Agreement, the "Merger and Spin-Off Transactions"); and

WHEREAS, the sale of the Shares to the Purchaser and the transactions contemplated by the Caret Subscription Agreement will take place in connection with the closing of the Merger and Spin-Off Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Purchase and Sale of the Shares.

(a)                (i) At the Closing (as defined below), and subject to the terms and conditions hereof, the Seller will transfer, assign, sell, convey and deliver to the Purchaser, 5,405,406 Shares, free and clear of all liens, mortgages, security interests, pledge deposits, encumbrances or other similar restrictions ("Liens"), and the Purchaser will purchase the Shares from the Seller. The Shares are, and as of the Closing Date will be, validly issued, fully paid and non-assessable and free of any pre-emptive rights. In connection with such transfer, the Seller will deliver the Shares to be sold by it to the Purchaser (as provided in Section 2(a), below). In consideration for the transfer of the Shares, the Purchaser shall pay the Seller an aggregate purchase price of $200,000,022.00 (the "Purchase Price") in cash, representing a per Share price of $37.00 (as provided in Section 2(b) below). (ii) Guarantor hereby guarantees to the Seller the due and punctual performance, observance and discharge of the payment obligations of the Purchaser to pay the Purchase Price in accordance with the terms of this Agreement, and agrees to pay to Seller the Purchase Price at the Closing in the event that, and solely to the extent that, Purchaser does not have cash on hand necessary to pay the Purchase Price at the time of the Closing, it being understood that in no event shall Purchaser and Guarantor, collectively, have payment obligations pursuant to this Section 1 in excess of the Purchase Price. The Guarantor hereby expressly waives all suretyship defenses at law and waives any requirements that the Seller or the Company exhaust all remedies against Purchaser prior to enforcing this guarantee.

(b)                The Seller shall keep the Purchaser apprised on a reasonably current basis (and promptly, in response to any inquiries of the Purchaser) of the status of the Merger and Spin-Off Transactions and shall provide the Purchaser with at least 20 days advance notice of the anticipated closing date of the Merger and Spin-Off Transactions (the "Merger Closing Date"). No later than 10 days prior to the Merger Closing Date, the parties shall establish an escrow account with a recognized financial institution or other recognized service provider mutually agreed to by the Purchaser and the Seller that provides escrow services for transactions like the Secondary Sale Transaction (the "Escrow Agent"). No later than two New York City business days prior to the Merger Closing Date, the Purchaser shall cause the Purchase Price to be deposited in the Escrow Account and the Seller shall cause Computershare Trust Company, N.A., as the Company's transfer agent (the "Transfer Agent"), to deposit the Shares in the Escrow Account, in each case for release by the Escrow Agent at the Closing, or otherwise make arrangements reasonably acceptable to Purchaser for the delivery of the Shares to the Purchaser at the Closing.

(c)                The closing of the Secondary Sale Transaction (the "Closing") shall take place virtually on the same date as the Merger Closing Date, but immediately prior to the closing of the Merger on such date, or at such other time or place as the parties hereto shall mutually agree (the actual day of the Closing, the "Closing Date"), subject to Section 7 below, and subject to the condition that the closing of the Purchaser's purchase of Caret Units under the Caret Subscription Agreement shall take place substantially concurrently with the Closing hereunder. If the Merger Agreement is terminated for any reason on or prior to the Closing, or if the Caret Subscription Agreement is terminated for any reason prior to the Closing, then this Agreement shall be deemed to have automatically terminated at the same time, and none of the Seller, the Purchaser or the Company shall have any further rights, obligations or liabilities to any party under this Agreement.

2.	Deliveries at Closing.

(a)                At Closing, the Escrow Agent or Transfer Agent if applicable shall deliver or cause to be delivered the Shares to the Purchaser, which may be via the facilities of the Transfer Agent.

(b)                At Closing, the Escrow Agent shall deliver or cause to be delivered the Purchase Price to the Seller by wire transfer of immediately available funds to the account designated by the Seller.

(c)                At Closing, the Company, the Purchaser and the Seller, as applicable, shall each execute and deliver a signed counterpart of a stockholder's agreement and a registration right agreement, in the forms of Exhibits A and B hereto (the "Stockholder's Agreement" and the "Registration Rights Agreement," respectively, and together, the "Ancillary Agreements").

certifying that (i) neither the Company nor Seller has any knowledge of any facts or circumstances that could reasonably be expected to cause the conditions to consummation of the Merger and Spin-Off Transactions not to be satisfied as of the Merger Closing Date and (ii) the condition set forth in Section 7.2(c) of the Merger Agreement has been satisfied, taking into account the proceeds from the Secondary Sale Transaction.

(e)                 At Closing, the Company and Seller shall each execute and deliver a certificate of each of Seller and the Company executed by a duly authorized officer of each of Seller and the Company confirming that the conditions set forth in Sections 7(a)(i), (ii) and (iv) of this Agreement have been duly satisfied.

3.                  Purchaser Representations. In purchasing the Shares, the Purchaser acknowledges, represents and warrants to the Seller on the date hereof and on the Closing Date that:

(a)                The Purchaser is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser has full and adequate right, power, capacity and authority to enter into, execute, deliver and perform this Agreement in accordance with its terms.

(b)                This Agreement has been duly authorized by the Purchaser, has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

(c)                Each of the Ancillary Agreements has been duly authorized by the Purchaser and, on the Closing Date, will have been duly executed and delivered by the Purchaser and will constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

(d)                Assuming the making of all filings, notifications, and notices as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the receipt of all clearances, consents, authorizations, and waiting period expirations or terminations required thereunder, the purchase of the Shares by the Purchaser hereunder, the execution and delivery of the Ancillary Agreements by the Purchaser and the performance by the Purchaser of its obligations hereunder and under the Ancillary Agreements will not conflict with, result in a breach or violation of, or constitute a default under, (i) any law applicable to the Purchaser, (ii) the organizational documents of the Purchaser or (iii) the terms of any indenture or other agreement or instrument to which such Purchaser is a party or bound, or any judgment, order or decree applicable to the Purchaser of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Purchaser, except in the cases of (i) and (iii), for any such conflict, breach, violation or default that would not materially and adversely affect the purchase of the Shares and the consummation of the transactions contemplated herein and in the Ancillary Agreements.

(e)                Assuming the making of all filings, notifications, and notices as may be required under the HSR Act and the receipt of all clearances, consents, authorizations, and waiting period expirations or terminations required thereunder, no consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Purchaser of its purchase of the Shares hereunder and the execution and delivery of the Ancillary Agreements by the Purchaser and the performance by the Purchaser of its obligations under the Ancillary Agreements.

(f)                 The Purchaser is purchasing the Shares in the ordinary course of its business and has no arrangement with any person, directly or indirectly, to participate in the distribution of the Shares.

(g)                The Purchaser is knowledgeable, sophisticated and experienced in business and financial matters and has previously invested in securities similar to the Shares. The Purchaser is able to bear the economic risk of its investment in the Shares and is presently able to afford the complete loss of such investment and has been afforded access to information about the Company, the Seller, and their affiliates and their financial condition, results of operations, business, property and management, and the Merger and Spin-Off Transactions sufficient to enable the Purchaser to evaluate its investment in the Shares. The Purchaser was given a meaningful opportunity to negotiate the terms of the transactions contemplated hereby and none of the Seller, the Company nor any of their respective affiliates or representatives put any pressure on the Purchaser to respond to the opportunity to participate in the transactions contemplated hereby. The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act and the Purchaser is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

(h)                The Purchaser (i) has received such information about the Seller and the Company and the Merger and Spin-Off Transactions as requested by the Purchaser; (ii) understands and accepts that the Shares to be issued pursuant to this Agreement involve risk, and (iii) has made an independent decision to acquire the Shares based on the information available to such Purchaser. Such Purchaser acknowledges that it has independently made its own analysis and decision to acquire the Shares without reliance upon the Seller, Company or their respective representatives and based on such information as it has deemed appropriate in its independent judgment. The Purchaser further acknowledges that (i) it has had the opportunity to consult its own tax advisors and (ii) it has not relied on the Seller, the Company or their respective affiliates or representatives for any tax advice related to the transactions contemplated hereunder.

(i)                 The Purchaser is acquiring the Shares pursuant to this Agreement for investment purposes and solely for its account without a view to the distribution thereof.

(j)                None of the Seller, the Company or any of their respective affiliates, representatives, officers, employees, agents or controlling persons has provided any investment advice or rendered any opinion to such Purchaser as to whether the transaction contemplated hereby is prudent or suitable.

(k)                The Purchaser did not become aware of the transactions contemplated hereby through any form of general solicitation or advertising within the meaning of Rule 502 under the Securities Act or otherwise through a “public offering” under Section 4(a)(2) of the Securities Act. As of the date hereof, there is no proceeding before or brought by any governmental authority now pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, which would, individually or in the aggregate, reasonably be expected to materially and adversely affect the consummation of the transactions contemplated herein and in the Ancillary Agreements or the performance by the Purchaser of its obligations hereunder and thereunder.

(l)                 As of the date hereof, there is no proceeding before or brought by any governmental authority now pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, which would, individually or in the aggregate, reasonably be expected to materially and adversely affect the consummation of the transactions contemplated herein and in the Ancillary Agreements or the performance by the Purchaser of its obligations hereunder and thereunder.

(m)                The Purchaser is not a party to any contract, agreement or understanding with any person that would give rise to a claim against the Purchaser for a brokerage commission, finder’s fee or like payment in connection with the purchase of the Shares.

(n)                Except for the express representations and warranties contained in this Agreement, neither the Seller nor the Company, nor any of their respective affiliates, attorneys, accountants and financial and other advisors, has made any representations or warranties to such Purchaser.

4.                  Seller Representations. The Seller acknowledges, represents and warrants to the Purchaser on the date hereof and on the Closing Date that:

(a)                The Seller is a corporation organized under the laws of the State of Maryland. The Seller has full corporate power and authority to enter into, execute, deliver and perform this Agreement.

(b)                This Agreement has been duly authorized, executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

(c)                Each of the Ancillary Agreements has been duly authorized by the Seller and, on the Closing Date, will have been duly executed and delivered by the Seller and will constitute the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

(d)                The Seller is the record and beneficial owner of the Shares to be sold by it in the Secondary Sale Transaction. The Seller has not granted, and there does not remain outstanding, any option of any sort with respect to or Lien on the Shares or any right to acquire the Shares or any interest therein other than to the Purchaser under this Agreement.

(e)                The transfer of the Shares to be sold by the Seller hereunder, the execution and delivery of the Ancillary Agreements by the Seller and the performance by the Seller of its obligations hereunder and thereunder will not conflict with, result in a breach or violation of, or constitute a default under, (i) any law applicable to the Seller, (ii) the organizational documents of the Seller or (iii) the terms of any indenture or other agreement or instrument to which the Seller is a party or bound, or any judgment, order or decree applicable to the Seller of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Seller, except in the cases of (i) and (iii), for any such conflict, breach, violation or default that would not materially and adversely affect the sale of the Shares and the consummation of the transactions contemplated herein.

(f)                 No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation by the Seller of the sale of the Shares hereunder, the execution and delivery of the Ancillary Agreements by the Seller and the performance by the Seller of its obligations under the Ancillary Agreements.

(g)                As of the date hereof, there is no proceeding before or brought by any governmental authority now pending or, to the knowledge of the Seller, threatened against or affecting the Seller, which would, individually or in the aggregate, reasonably be expected to materially and adversely affect the consummation of the transactions contemplated herein and in the Ancillary Agreements or the performance by the Seller of its obligations hereunder and thereunder.

(h)                The Seller is not a party to any contract, agreement or understanding with any person that would give rise to a claim against the Purchaser for a brokerage commission, finder’s fee or like payment in connection with the sale of the Shares.

(i)                 Assuming the accuracy of the Purchaser's representations in Section 3 hereof, it is not necessary in connection with the sale of the Shares to the Purchaser in the manner contemplated by this Agreement to register such issuances and sales under the Securities Act.

(j)                 The assets that the Seller will hold directly and indirectly through all entities under the control of the Seller at the time of the Merger as determined under the HSR Act that do not qualify for an exemption under the HSR Act collectively have a fair market value of less than the $50,000,000 as adjusted HSR threshold.

(k)                Any loan the Seller has made to SpinCo (as defined in the Merger Agreement) prior to the Merger has been secured 100% by realty and is an exempt asset under the HSR Act.

(l)                 Except for the express representations and warranties contained in this Agreement, neither the Purchaser nor the Company, nor any of their respective affiliates, attorneys, accountants and financial and other advisors, has made any representations or warranties to the Seller.

5.                  Company Representations. The Company acknowledges, represents and warrants to the Purchaser on the date hereof and on the Closing Date that:

(a)                The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has full corporate power and authority to enter into, execute, deliver and perform this Agreement. Each subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                Capitalization

(i)                          As of August 10, 2022 (the “Capitalization Date”), the authorized capital stock of the Company consists of 400,000,000 shares of common stock, par value $0.01 per share (“Safe Common Stock”) and 50,000,000 shares of preferred stock, par value $0.01 per share (“Safe Preferred Stock”). As of the close of business on August 10, 2022 (the “Safe Capitalization Date”), (i) 62,187,433 shares of Safe Common Stock were issued and outstanding (including 10,000 shares underlying each award of restricted stock units with respect to Safe Common Stock granted under the Safety, Income and Growth Operating Partnership 2017 Equity Incentive Plan (the “Safe Equity Plan”) (“Safe Restricted Stock Units”)), (ii) no shares of Safe Preferred Stock were issued and outstanding, (iii) 698,500 shares of Safe Common Stock were reserved for issuance under the Safe Equity Plan and (iv) no shares of Company capital stock were held by any subsidiaries of the Company.

(ii)                        As of the Capitalization Date: except as disclosed in the SEC Reports, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its subsidiaries is a party or otherwise bound obligating the Company or any of its subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned subsidiary of the Company); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in, any subsidiary of Safe, other than its operating partnership subsidiary, that is not wholly-owned.

(iii)                       Other than the Stockholder’s Agreement, dated as of January 2, 2019, between Seller and the Company (as amended from time to time), as of the date hereof, except as disclosed in the SEC Reports, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(c)                This Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

(d)                Each of the Ancillary Agreements has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other laws affecting enforcement of creditors’ rights or by general equitable principles.

(e)                The execution and delivery by the Company of this Agreement and the Ancillary Agreements and the performance by the Company of its obligations hereunder and thereunder will not conflict with, result in a breach or violation of, or constitute a default under, (i) any law applicable to the Company, (ii) the organizational documents of the Company or (iii) the terms of any indenture or other agreement or instrument to which the Company is a party or bound, or any judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over the Company, except in the cases of (i) and (iii), for any such conflict, breach, violation or default that would not materially and adversely affect the sale of the Shares and the consummation of the transactions contemplated herein and in the Ancillary Agreements.

(f)                 As of the date hereof, there is no civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry pending or, to the Company’s knowledge, threatened against or affecting the Company that would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition and results of operations of the Company and its subsidiaries, taken as a whole, or on the Company's ability to consummate the transactions contemplated herein and in the Ancillary Agreements or the performance by the Company of its obligations hereunder and thereunder (a "Company Material Adverse Effect").

(g)                No consent, approval, authorization or order of any court or governmental agency or body is required for the execution and delivery of the Ancillary Agreements by the Company and the performance by the Company of its obligations under the Ancillary Agreements.

(h)                Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its subsidiaries have filed in a timely manner all material federal, state, local and foreign tax returns required to be filed through the date hereof (or have properly requested and been granted extensions thereof, for which adequate reserves have been provided in accordance with generally accepted accounting principles), and have paid all taxes related thereto, and, if due and payable, any related similar assessment, fine or penalty levied against any of them; and there is no material tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets.

(i)                 Commencing with its taxable year ended December 31, 2017, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended ("Code"), and the Company’s proposed method of operation will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year that includes the Closing Date.

(j)             SEC Reports; Financial Statements

(i)         The Company has filed all reports, schedules, statements and other document required to be filed by it with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”) or other applicable United States federal securities laws since December 31, 2019 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and exhibits thereto, the “SEC Reports”). As of their respective filing dates, the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933 and the Exchange Act. None of the SEC Reports when filed with the SEC and, if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference or necessary in order to make the statements that are made in them, in the light of the circumstances under which they were made, not misleading.

(ii)        The financial statements of the Company included in the Company SEC Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(iii)       The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Seller, the Company’s outside auditors and the audit committee of the Board of Directors of the Company (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since December 31, 2019, any material change in internal control over financial reporting required to be disclosed in any SEC Report has been so disclosed.

(k)                The closing of the Secondary Sale Transaction will not cause the Company to violate the Aggregate Stock Ownership Limit or Common Stock Ownership Limit (as such terms are defined in Article VII of the Articles of Amendment and Restatement of the Company, dated as of June 27, 2017, as amended (the "Charter")), assuming, for purposes of this representation, that the Purchaser is Beneficially Owned (as such term is defined in the Charter) by a single individual and no member of the Purchaser Beneficially Owns or Constructively Owns (as such term is defined in the Charter) any shares of Common Stock of the Company other than the shares acquired in the Secondary Sale Transaction.

(l)                 Seller and the Company have provided or have made available through the SEC Reports, copies of all registration rights agreements, and investor rights agreements, stock purchase agreements and other similar agreements and side letters regarding similar matters between Seller and Company in effect at the date hereof.

(m)                The Company is not, and immediately after receipt of payment hereunder and prior to the closing of the Secondary Sale Transaction, will not be, an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case, within the meaning of the Investment Company Act of 1940.

(n)                The assets that the Company will hold directly and indirectly through all entities under the control of the Company at the time of the closing of the Secondary Sale Transaction as determined under the HSR Act that do not qualify for an exemption under the HSR Act collectively have a fair market value of less than the $50,000,000 as adjusted HSR threshold.

(o)                Any loan the Company has made to SpinCo (as defined in the Merger Agreement) prior to the Secondary Sale Transaction has been secured 100% by realty and is an exempt asset under the HSR Act.

(p)                Except for the express representations and warranties contained in this Agreement, neither the Purchaser, nor any of its affiliates, attorneys, accountants and financial and other advisors, has made any representations or warranties to the Company.

6.                  Pre-Closing Covenants.

(a)                Subject to the terms and conditions of this Agreement and the Ancillary Agreements, the parties shall use their respective reasonable best efforts, on a cooperative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable under applicable law to consummate the Secondary Sale Transaction as soon as reasonably practicable, recognizing that it is intended to close on the same date as the Merger Closing Date, including using their respective reasonable best efforts to obtain and maintain all necessary actions or nonactions, waivers, waiting period expirations or terminations, consents and approvals, including any governmental approvals from any governmental authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority; provided, however, that notwithstanding any provision of this Agreement, no party shall have any obligation to offer or agree to any commitment or arrangement, or any term, condition, limitation or restriction of any type or nature, that would reasonably be expected to constitute or result in any impediment with respect to such party or any of its affiliates.

(b)                The parties shall cooperate in the determination of which registrations, filings and governmental approvals are necessary to consummate the Secondary Sale Transaction and the transactions contemplated by the Ancillary Agreements and the preparation of any such registrations or filings or such applications for the governmental approvals and any other orders, clearances, consents, notices, rulings, exemptions, certificates, no-actions letters and approvals reasonably deemed by any of parties to be necessary to discharge their respective obligations under the Agreement or otherwise advisable under applicable law in connections with the transactions contemplated by the Agreement.

(c)                If the Purchaser determines that the notification and waiting period requirements of the HSR Act would be required in connection with its acquisition of the Shares pursuant to this Agreement, then the Company and the Purchaser shall, or shall cause their ultimate parent entities as that term is defined in the HSR Act to, file as soon as reasonably practicable the Notification and Report Forms required by the HSR Act (the "HSR Filings"). Each of the Purchaser and the Company shall (i) promptly supply the other with any information which may be required by the other in order to complete its HSR Filing and (ii) submit promptly any additional information which may be reasonably requested by any such governmental authority in connection with the HSR Filings.

(d)                Prior to making any filings with the Securities and Exchange Commission or other public statements, press releases or similar communications to the extent that they mention Purchaser or its affiliates, the Company and Seller shall provide Purchaser a reasonable opportunity to review and comment on such portions of filings, statements, press releases or similar communications; provided that no prior review and comment by Purchaser shall be required to the extent that the public statements, press releases and communications are consistent in all material respects with prior public filings, statements, press releases or communications previously approved by Purchaser for public dissemination.

7.                 Conditions Precedent to Obligations of the Seller, the Purchaser and the Company.

In addition to the condition that the Closing under this Agreement shall only occur if the closing under the Caret Subscription Agreement occurs substantially concurrently with the Closing hereunder, the parties agree as follows:

(a)                The obligations of the Purchaser are subject to the satisfaction of the conditions precedent that (i) the Merger Agreement shall not have been terminated prior to the Closing, (ii) the Merger Agreement shall not have been amended in any manner that has an adverse impact on the economics of the Purchaser's investment in the Company in any material respect (except with the prior written consent of Purchaser); (iii) (A) the representations and warranties of the Seller contained in Section 4(d) shall be true and correct in all respects as of the date hereof and as of the Closing Date (as if made both on the date hereof and on the Closing Date), and (B) all other representations and warranties of the Seller contained herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (as if made both on the date hereof and on the Closing Date); (iv) (A) the representations and warranties of the Company contained in Sections 5(a), (b),(c) and (d) herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (as if made both on the date hereof and on the Closing Date), and (B) all other representations and warranties of the Company contained herein shall be true and correct as of the date hereof and as of the Closing Date (as if made both on the date hereof and on the Closing Date), except for inaccuracies in such representations and warranties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations shall be disregarded); (v) all clearances, consents, authorizations and waiting period expirations or terminations as may be required in connection with the transactions described herein under the HSR Act or any other antitrust law shall have been obtained; (vi) each of the Seller and the Company shall have complied with all of its covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date in all material respects; (vii) no applicable governmental authority shall have enacted, rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition, (viii) each of the Company and Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and duly executed by an officer of each of the Company and Seller, certifying that (A) neither the Company nor Seller has any knowledge of any facts or circumstances that could reasonably be expected to cause the conditions to consummation of the Merger and Spin-Off Transactions not to be satisfied as of the Merger Closing Date, and (B) the condition set forth in Section 7.2(c) of the Merger Agreement has been satisfied, taking into account the proceeds from the Secondary Sale Transaction; (ix) Purchaser shall have received a duly executed counterpart of each of the Ancillary Agreements from Seller and the Company along with escrow instructions from each of Seller and the Company that grant Purchaser the right to release such signature pages at the earlier to occur of the effective time of the Merger and two days following the Closing, and (viii) Purchaser shall have received a certificate of each of Seller and the Company executed by a duly authorized officer of each of Seller and the Company confirming that the conditions set forth in Sections 7(a)(i), (ii), (iii), (iv) and (vi) of this Agreement have been duly satisfied.

(b)                The obligations of the Seller are subject to the satisfaction of the conditions precedent that (i) the Merger Agreement shall not have been terminated prior to the Closing, (ii) (A) the representations and warranties of the Purchaser contained in Sections 3(a), (b) and (c) herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (as if made both on the date hereof and on the Closing Date) and (B) all other representations and warranties of the Purchaser contained herein shall be true and correct as of the date hereof and as of the Closing Date (as if made both on the date hereof and on the Closing Date), except for inaccuracies in such representations and warranties that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated herein and in the Ancillary Agreements or the performance by the Purchaser of its obligations hereunder and thereunder (provided that for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations shall be disregarded), (iii) the Purchaser shall have complied with all of its covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date in all material respects, (vi) Seller shall have received a duly executed counterpart of each of the Ancillary Agreements from Purchaser, and (v) Seller shall have received a certificate of Purchaser executed by a duly authorized officer of each of Purchaser confirming that the conditions set forth in Sections 7.1(b)(ii) and (iii) of this Agreement have been duly satisfied.

(c)                The obligations of the Company are subject to the satisfaction of the conditions precedent that (i) the Merger Agreement shall not have been terminated prior to the Closing, (ii) the representations and warranties of the Purchaser contained herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date (including as if made both on the date hereof and on the Closing Date), (iii) the Purchaser shall have complied with all of its covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date in all material respects, (vi) the Company shall have received a duly executed counterpart of each of the Ancillary Agreements from Purchaser, and (v) the Company shall have received a certificate of Purchaser executed by a duly authorized officer of each of Purchaser confirming that the conditions set forth in Sections 7.1(c)(ii) and (iii) of this Agreement have been duly satisfied.

8.       Additional Agreements.

(a) The representations and warranties set forth in Section 3, Section 4 and Section 5 of this Agreement shall survive the Closing for a period of nine months following the Closing.

9.       Termination.

(a)       This Agreement may be terminated at any time prior to the Closing:

(i)                      by any party, if the Merger Agreement shall have been terminated for any reason prior to the Closing;

(ii)     by the mutual written consent of the parties;

(iii)    by the Purchaser, if there has been a violation or breach by the Seller or the Company of any covenant, representation or warranty of Seller or the Company contained in this Agreement that has prevented the satisfaction of any condition to the obligation of the Purchaser at the Closing, and such violation or breach has not been waived by the Purchaser, or cured by the Seller or the Company within thirty (30) days after written notice thereof from the Purchaser;

(iv)   by the Seller, if there has been a violation or breach by the Purchaser of any covenant, representation or warranty of the Purchaser contained in this Agreement that has prevented the satisfaction of any condition to the obligation of the Seller, and such violation or breach has not been waived by the Seller, or cured by the Purchaser within thirty (30) days after written notice thereof from the Seller;

(v)    by any of the Purchaser, the Seller or the Company, if the transactions contemplated hereby have not been consummated on or prior to September 30, 2023 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7(a)(v) shall not be available to any party (or its affiliate) whose failure to fulfil any obligation under this Agreement shall have been the principal cause of, or shall have result in, the failure of the Closing to occur on or prior to such date; or

(vi)    by any of the parties, upon written notice to the other parties, in the event that any governmental authority of competent jurisdiction has enacted, issued or entered any statute, rule, regulation, injunction or other order that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and such statute, rule, regulation, injunction or other order has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7(a)(vi) will not be available to any party (or its affiliate) whose failure to fulfil any obligation under this Agreement resulted in such statute, rule, regulation, injunction or other order being enacted, issued or entered.

(b)               In the event of any termination of this Agreement as provided above, this Agreement shall immediately become void and of no further force or effect (other than Section 10 hereof, which shall survive the termination of this Agreement in accordance with its terms), and there shall be no liability on the part of any of the Purchaser, the Seller or the Company hereunder, except for any wilful breaches of this Agreement that occurred before such termination.

10.                Miscellaneous.

(a)                This Agreement, the Ancillary Agreements and the Confidentiality Agreement, dated as of July 20, 2022 among the Seller and the Purchaser (the "NDA"), constitute the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersedes any and all prior agreements related to the subject matter hereof. This Agreement is executed without reliance upon any promise, warranty or representation by any party or any representative of any party other than those expressly contained herein. Except as expressly provided in this Agreement, the respective agreements, representations, warranties and other statements of the Purchaser and the Seller, as set forth in this Agreement, shall expire as of the Closing. The NDA shall survive any termination of this Agreement.

(b)                This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party without the prior written consent of the other party; provided, however, that the Purchaser may assign its rights and obligations hereunder to an affiliate of MSD Capital, L.P. or MSD Partners (GP), LLC and, following such assignment and the consummation of the Closing, the Purchaser and the Guarantor shall have no further obligations or liabilities pursuant to this Agreement.

(c)                Nothing herein or in the Ancillary Agreements shall be construed to obligate the Seller and the Company to consummate the Merger and Spin-Off Transactions, or to make the Purchaser a third-party beneficiary of the Merger Agreement or the other definitive agreements governing the Merger and Spin-Off Transactions. In the event of termination of this Agreement due to the failure of Seller and the Company to consummate the Merger, Seller shall, promptly upon written request by the Purchaser, reimburse the Purchaser for all documented and reasonable out-of-pocket costs and expenses incurred by the Purchaser or its subsidiaries or Affiliates in connection with the transactions contemplated hereby and by the Subscription Agreement, dated as of the date of this Agreement, by and between CARET Ventures LLC and MSD Partners, L.P. (the “Subscription Agreement”), in an amount not to exceed one million dollars ($1,000,000.00) (the “Expense Reimbursement”). In addition to and without limitation of the any Expense Reimbursement owed to Purchaser, in the event that the Merger and Spin-Off Transactions are not consummated prior to March 31, 2023 and this Agreement is terminated on or after March 31, 2023 due to the failure of Seller and the Company to consummate the Merger, then Seller shall pay Purchaser a non-refundable fee in the amount of two million dollars ($2,000,000.00) (the “Termination Fee”) in cash within two business days of the termination of this Agreement. Seller acknowledges that (i) the covenants and obligations contained in this Section 10(c) are an integral part of the Secondary Sale Transaction, and that, without these covenants and obligations, Purchaser would not have entered into this Agreement, and (ii) the Termination Fee is not a penalty, but rather liquidated damages in a reasonable amount that will compensate Purchaser in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Subscription Agreement and in reliance on this Agreement and on the expectation of the consummation of the Secondary Sale Transaction and the transactions contemplated by the Subscription Agreement, which amount would otherwise be impossible to calculate with precision. If the Seller fails to pay when due any amount payable pursuant to this Section 10(c), then the Seller shall reimburse the Purchaser for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Purchaser of its rights pursuant to this Section 10(c).

(d)                This Agreement may be amended only by written agreement among the parties hereto. Any reference to any agreement herein shall be deemed to refer to such agreement as it may be amended or supplemented in accordance with its terms. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

(e)                This Agreement shall be governed by and construed under the domestic, substantive laws of the State of New York (without giving effect to any conflict of law or other aspect of New York law that might result in the application of any law other than that of the State of New York).

(f)                 The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(g)                If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(h)                Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by email (provided no automated notice of delivery failure is received by the sender); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:
Safehold Inc.

c/o Special Committee of the Board of Directors
1114 Avenue of the Americas

39th Floor

New York, New York 10036

Attention: Doug Heitner, Chief Legal Officer
Email: [*]

with a copy (for informational purposes only) to:

Kirkland & Ellis LLP

601 Lexington Street

New York, New York 10022

Attention: Eric L. Schiele, P.C.; Michael P. Brueck; David L. Perechocky
Email: eric.schiele@kirkland.com; michael.brueck@kirkland.com;
david.perechocky@kirkland.com

If to the Seller:

c/o iStar Inc.

1114 Avenue of the Americas

39th Floor

New York, New York 10036

Attention: Brett Asnas, Chief Financial Officer
Email: [*]

with a copy (for informational purposes only) to:

Clifford Chance US LLP
31 W 52nd Street

New York, New York 10019

Attention: Kathleen L. Werner

Email: kathleen.werner@cliffordchance.com

If to the Purchaser:

MSD Partners (GP), LLC

1 Vanderbilt Ave, 26th Floor
New York, NY 10017-5407
Attention: Marcello Liguori

Email: [*]

with copies (for informational purposes only) to:

Hogan Lovells US

555 13th Street NW
Washington, D.C. 20004

Attention: Bruce W. Gilchrist
Katherine Keeley

Email:	bruce.gilchrist@hoganlovells.com katherine.keeley@hoganlovells.com

If to the Guarantor:

MSD Capital, L.P.

1 Vanderbilt Ave, 26th Floor
New York, NY 10017-5407
Attention: Marcello Liguori

Email: [*]

with copies (for informational purposes only) to:

Hogan Lovells US

555 13th Street NW
Washington, D.C. 20004

Attention: Bruce W. Gilchrist
Katherine Keeley

Email:	bruce.gilchrist@hoganlovells.com katherine.keeley@hoganlovells.com

(i)                 This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(j)                 Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)                The parties acknowledge and agree that in the event of a breach or threatened breach at any time of the provisions of this Agreement, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and each party hereto agrees not to plead sufficiency of damages as a defense in such circumstances.

(l)                 This Agreement may be executed in one or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties; provided that a signature delivered by email pdf or other electronic form shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

(m)                Each party shall bear its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby; provided, however, that in the event of any dispute with regard to this Agreement between the parties, the prevailing party shall be entitled to receive from the non-prevailing party and the non-prevailing party pay promptly on demand reasonable fees and expenses of counsel for the prevailing party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Purchaser:

MSD Partners, L.P.

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Managing Director

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Guarantor:

MSD Capital, L.P.

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Authorized Signatory

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Seller:

iSTAR INC.

By:	/s/ Brett Asnas
Name:	Brett Asnas
Title:	Chief Financial Officer

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Company:

SAFEHOLD INC.

By:	/s/ Marcos Alvarado
Name:	Marcos Alvarado
Title:	President and Chief Investment Officer

[Signature Page to Stock Purchase Agreement]

Exhibit 99.1

Press Release

Safehold and iStar Announce Business Combination

MSD Partners to Make Strategic Investments in Both Safehold and Caret

NEW YORK, August 11, 2022

Safehold Inc. (NYSE: SAFE) and iStar Inc. (NYSE: STAR) jointly announced today that the two companies have entered into a definitive agreement for a tax-free, strategic combination that will accelerate Safehold’s market leadership in the ground lease industry and make Safehold the only internally-managed, pure-play ground lease company in the public markets.

Transaction Overview

o	Internalization of manager: Under the terms of the transaction Safehold will internalize iStar’s management team / intellectual property, replacing Safehold's external management structure. As part of the combination, Safehold will effectively assume iStar’s $100 million in L+150 trust preferred securities due 2035 and Safehold will effectively issue 1.2 million new SAFE shares to iStar. The combined company (“New Safehold”) will not be taking on other indebtedness or preferred equity from iStar.

o	Ownership of New Safehold: Ownership of New Safehold will remain largely proportionate to the ownership of Safehold immediately prior to consummating this transaction and New Safehold will continue to operate under the name Safehold Inc. Safehold shareholders (other than iStar) are expected to own approximately 34% of New Safehold. iStar shareholders are expected to own approximately 37% of New Safehold directly and 14% indirectly as a result of the spin-off transaction discussed below. In conjunction with the transaction, iStar has agreed to sell SAFE shares representing 9% of SAFE shares outstanding to MSD Partners, L.P. and, separately, to settle its long-term management incentive plan obligations using its SAFE shares representing 6% of SAFE shares outstanding.

o	Spin-off transaction: Prior to the merger, iStar will spin off to iStar shareholders a new publicly traded entity (“SpinCo”) that will own all of its remaining non-ground lease assets and $400 million of its SAFE shares, enabling iStar shareholders to participate in the orderly monetization of these assets over time. SpinCo will be managed by New Safehold in exchange for a management fee.

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Strategic Benefits for Go-Forward Ground Lease Business

The transaction will enhance Safehold’s ability to grow the modern ground lease industry and unlock significant value creation for all stakeholders.

Specifically, Safehold will be strengthened by:

o	Better Structure: Enables Safehold to internalize with the same management team who built the modern ground lease industry over the past five years. It also enhances governance, widely distributes voting power, and expands the number of independent directors on the Board.

o	Better Cost & Economics: Reduces Safehold go-forward operating costs by an estimated $25 million annually by 2026 versus projected increasing management fees and reimbursable costs in an externally managed structure. It also enables Safehold to acquire iStar’s interest in the Ground Lease Plus and Leasehold Loan funds and provides for transitional management fee revenue from SpinCo.

o	Better Debt & Equity Profile: Expands SAFE’s universe of potential equity investors, given its new internalized management structure and enhanced free float and liquidity profile. It further enhances credit ratings momentum by directly addressing key rating agency concerns related to governance.

“This transaction is an important step forward in our strategy to significantly expand the use of modern ground leases in commercial real estate and further extend Safehold’s position as the pre-eminent ground lease company,” said Jay Sugarman, Chairman and CEO of iStar and Safehold. “By unifying all parts of our ground lease business, we will create an even stronger company, providing building owners and developers with additional modern ground lease options to meet their capital needs, generating sizable cost savings over time, expanding our shareholder base to a much wider audience, and enabling shareholders of both Safehold and iStar to participate in the future growth of the modern ground lease sector they have created.”

“Since IPO, we have grown Safehold almost twenty-fold in size and now have the opportunity to make the company even stronger and expand our reach with customers, investors and credit providers,” said Stefan Selig, member of Safehold’s Special Committee.

“iStar has been instrumental in supporting the growth of Safehold and the modern ground lease business since Safehold’s IPO and we believe this strategic transaction is the best way for iStar shareholders to capture the growing value of the business as it scales in the future,” stated Barry Ridings, member of iStar’s Special Committee. “iStar shareholders will continue to be the beneficiaries of Safehold’s future success.”

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Strategic Investment

Concurrent with the closing of the transaction, MSD Partners will make strategic investments in both Safehold and Caret, establishing it as one of the largest shareholders of Safehold and the largest third-party investor in Caret:

o	iStar will sell 5.4 million shares of its SAFE holdings to MSD Partners for $200 million, representing a price of $37 per share, and will use the proceeds to repay debt.

o	Safehold will sell 100,000 units of Caret to MSD Partners for $20 million, or $200 per unit, implying a total Caret valuation of $2 billion. The Caret units have no redemption options.

“We are delighted to support Safehold in executing this strategic transaction and are very pleased to become major shareholders of Safehold and Caret,” said Coburn Packard, Partner at MSD Partners. “This investment is perfectly aligned with MSD’s strategy of backing innovative, founder-led businesses in building long-term value. We have deep respect for what the Safehold management team has built and are excited about the potential to continue growing the platform and unlocking its full value.”

“Adding MSD Partners, a large, sophisticated and well-respected investor, in both Safehold and Caret further demonstrates the attractiveness of Safehold’s business and the unique value proposition of Safehold and Caret to Safehold shareholders,” added Marcos Alvarado, President and CIO of iStar and Safehold.

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SpinCo

iStar will contribute its remaining non-ground lease related legacy assets, the largest of which are Asbury Park and Magnolia Green, and approximately $400 million of its SAFE stock to SpinCo. By retaining certain assets and pursuing their orderly monetization, SpinCo will enable iStar shareholders to capture their potential upside value.

Additionally, SpinCo will be seeded with $50 million of cash and capitalized with a $100 million 8.0%, four-year term loan from New Safehold and up to $140 million of bank debt from Morgan Stanley Bank, N.A. which will be secured by $400 million shares of SAFE. iStar will distribute the equity interests in SpinCo to iStar shareholders on a one-for-one basis.

New Safehold will enter into a management agreement with SpinCo, under which it will continue to operate and pursue the orderly monetization of SpinCo’s assets. SpinCo will pay to New Safehold an annual management fee of $25 million in year one, $15 million in year two, $10 million in year three and $5 million in year four. This agreement will provide New Safehold time to transition its overhead and infrastructure costs.

Additional Information Related to the Transaction

Prior to the closing of the transaction, iStar will undergo a reverse stock split to reduce the number of iStar shares outstanding to be equal to the number of SAFE shares owned by iStar immediately prior to the merger. At closing, the shares of SAFE owned by iStar will be retired and each share of SAFE not owned by iStar will be exchanged for one share of common stock of New Safehold.

In connection with the transaction, iStar intends to retire its senior unsecured notes and cash out its preferred equity in the combination transaction using cash on hand and proceeds from asset sales and loan repayments. iStar will settle iPIP, its long-term incentive plan, using a portion of its shares of SAFE. In addition, Safehold will acquire iStar’s interest in the Ground Lease Plus and Leasehold Loan funds in cash for $79 million plus any future fundings prior to closing.

Based on recent stock prices, book values and estimates on the pace of asset monetizations, each share of STAR would receive a combined implied value of approximately $18.39, comprised of interests in SpinCo with a book value of $6.48 per share and an estimated 0.27 shares of SAFE, which had a closing price of $43.45 on August 10, 2022.

The transaction is expected to close in late Q4 2022 or in Q1 2023, subject to satisfaction of closing conditions, including the approval of both iStar and Safehold shareholders and completion of the spin-off.

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The transaction was unanimously approved by the independent directors of iStar and Safehold based on the unanimous recommendations of special committees of the respective boards comprised solely of independent directors.

Advisors

Lazard is serving as lead financial advisor and Clifford Chance US LLP is serving as legal advisor to iStar Inc. Morgan Stanley & Co. LLC is also serving as a financial advisor to iStar Inc.

J.P. Morgan is serving as exclusive financial advisor and Kirkland & Ellis LLP is serving as legal advisor to the Safehold special committee.

Presentation and Conference Calls

Each company has published a presentation that provides additional details of the transaction on the Investor sections of their respective websites, www.safeholdinc.com and www.istar.com.

The Companies will each host separate conference calls this morning, August 11, 2022, to discuss the transaction.

Safehold will host its call beginning at 9:30 a.m. ET. This conference call will be broadcast live and can be accessed by all interested parties in the Investor section of its website, or by dialing (844) 867-6163 with the access code of 1619818. The replay will be archived on the website or can be accessed by dialing (866) 207-1041 with the access code of 3609137.

iStar will host its call beginning at 11:00 a.m. ET. This conference call will be broadcast live and can be accessed by all interested parties in the Investor section of its website, or by dialing (844) 867-6163 with the access code of 4335538. The replay will be archived on the website or can be accessed by dialing (866) 207-1041 with the access code of 7964771.

About Safehold

Safehold Inc. (NYSE: SAFE) is revolutionizing real estate ownership by providing a new and better way for owners to unlock the value of the land beneath their buildings. Having created the modern ground lease industry in 2017, Safehold continues to help owners of high quality multifamily, office, industrial, hospitality, student housing, life science and mixed-use properties generate higher returns with less risk. The Company, which is taxed as a real estate investment trust (REIT) and is managed by its largest shareholder, iStar Inc., seeks to deliver safe, growing income and long-term capital appreciation to its shareholders. Additional information on Safehold is available on its website at www.safeholdinc.com.

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About iStar

iStar Inc. (NYSE: STAR) is focused on reinventing the ground lease sector, unlocking value for real estate owners throughout the country by providing modern, more efficient ground leases on institutional quality properties. As the founder, investment manager and largest shareholder of Safehold Inc., the creator of the modern ground lease industry, iStar is using its national investment platform and its historic strengths in finance and net lease to expand the use of modern ground leases within the $7 trillion institutional commercial real estate market. Recognized as a consistent innovator in the real estate markets, iStar specializes in identifying and scaling newly discovered opportunities and has completed more than $40 billion of transactions over the past two decades. Additional information on iStar is available on its website at www.istar.com.

About MSD Partners

MSD Partners, L.P. is a leading investment firm focused on maximizing long-term capital appreciation across its core areas of investing expertise – Credit, Growth, Private Capital and Real Estate. The Firm deploys capital on behalf of Dell Technologies founder and CEO Michael Dell and his family, as well as other like-minded, long-term-oriented investors. In its real estate investments, MSD Partners maintains a fundamental, value-oriented approach, seeking high-quality assets and businesses with significant barriers to entry and strong long-term growth characteristics. The Firm operates from offices in New York, Santa Monica and West Palm Beach. For further information about MSD Partners, please see www.msdpartners.com.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of New Safehold and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of New Safehold shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect New Safehold and SpinCo following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

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Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar Inc. 1114 Avenue of the Americas 39th Floor New York, NY 10036 Attention: Investor Relations	Safehold Inc. 1114 Avenue of the Americas 39th Floor New York, NY 10036 Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

7

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.

Company Contact:

Jason Fooks
Senior Vice President
Investor Relations & Marketing
T 212.930.9400
E investors@safeholdinc.com or investors@istar.com

8

Exhibit 99.2

iStar & Safehold The Culmination of a Multi - Year Strategy August 2022

2 Forward - Looking Statements and Other Matters Forward - Looking Statements Certain matters discussed in this document may be forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms . These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release . Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin - Off, sales of assets and other factors ; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions ; (3) changes in tax laws, regulations, rates, policies or interpretations ; (4) the value of the combined company shares to be issued in the transaction ; (5) the value of SpinCo's shares and liquidity in SpinCo's shares ; (6) the risk of unexpected significant transaction costs and/or unknown liabilities ; (7) potential litigation relating to the proposed transactions ; (8) the impact of actions taken by significant stockholders ; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions ; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions . Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10 - K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10 - K . Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward - looking statements, which speak only as of the date of this document . Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward - looking statements to reflect events or circumstances after the date of this document or to reflect actual outcomes . Additional Information and Where You Can Find It In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S - 4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger . In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares . STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions . This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC . INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www . sec . gov or by contacting the investor relations departments of STAR or SAFE at the following : This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions . No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Participants in the Solicitation STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions . Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC . Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC . A more complete description will be included in the registration statement on Form S - 4 , the joint proxy statement/prospectus and the Form 10 registration statement . iStar, Inc . 1114 Avenue of the Americas 39 th Floor New York, NY 10036 Attention : Investor Relations Safehold, Inc . 1114 Avenue of the Americas 39 th Floor New York, NY 10036 Attention : Investor Relations

In February 2019, iStar announced a redefined strategy with a focus on growing the ground lease ecosystem and monetizing its non - core assets . This strategy has yielded strong results to date, most recently with the sale of the Net Lease portfolio for over $3 billion, generating a $585 million gain. This strategy has been key to unlocking Safehold’s exponential growth, resulting in 17x portfolio growth and nearly 70% revenue CAGR since IPO. With ground lease ecosystem investments now representing the bulk of iStar’s remaining assets, this transaction represents the culmination of iStar’s stated strategy and is intended to give shareholders direct ownership in Safehold and a separate vehicle to realize the value of its longer - term assets. 3 The Culmination of a Multi - Year Strategy (1) The portfolio is presented using Aggregate Gross Book Value. As of 6/30/22, the portfolio included $316m of forward commi tme nts that have not yet been funded (such funding commitments are subject to certain conditions) which means there can be no assurance Safehold will complete these transactions. $0.3 b $5.9 b IPO Q2 '22 Safehold Portfolio 17x Growth (1) $4.9 m $64.9 m IPO Q2 '22 Safehold Revenue 68% CAGR

Shares in a Stronger New Safehold This transaction will materially strengthen New Safehold and position it for future growth and increased valuation as the only self - managed, pure - play ground lease company in the public markets Shares in a Focused SpinCo SpinCo will have the ability to focus on capturing full value of iStar’s remaining long term real estate assets and participate in go - forward New Safehold upside Executive Summary 4 Shareholders will receive interests in both the combined company (“New Safehold”) and SpinCo and benefit from potential increased values for New Safehold and remaining legacy assets STAR Trading Price Implied Value of Consideration 1 SpinCo Share (4) 0.27 SAFE Share (3) $17.08 / sh (1) $18.39 / sh (2) (1) STAR closing share price as of August 10, 2022. (2) Final share ratios and implied value of consideration will depend on a number of factors, including the stock prices of S AFE and STAR at the time of closing, the amount of legacy assets remaining at the time of closing and the number of outstanding shares of common stock of SAFE and STAR at closing. (3) Assumes a SAFE share price of $43.45 per share at closing and reflects iStar’s estimated ownership in SAFE immediately prior to transaction closing. (4) SpinCo is estimated to have a book equity value of $6.48 per share at closing. Overall goal is to drive increased value for the iStar shareholder

Safehold will: Acquire Management Company Safehold internalizes and as part of the transaction effectively assumes $100m L+150 Trust Preferred due 2035 from iStar and effectively issues 1.2m of new SAFE shares to iStar (1) Launch Fund Management Business Acquire iStar’s interest in its two ground lease ecosystem funds o Intend to sell down LP interests in Ground Lease Plus fund and Leasehold Loan fund to third party investors and retain minority stake as GP Implement Transitional Arrangements Externally manage SpinCo and receive annual fees Provide SpinCo with $100m secured term loan 1 (1) Represents $50m consideration based on 10 - day VWAP of SAFE stock at signing of agreement. (2) Assumes approximately $400 million of real estate and loans are sold / repaid prior to closing by iStar and a SAFE stock pri ce of $43.45 per share at closing. (3) With up to two 90 - day extensions. iStar will: Retire Liabilities & Preferred Equity In connection with the merger, iStar will retire its outstanding third - party debt (other than its $100m Trust Preferred) and cash out its preferred equity iStar will settle long - term incentive plan ( iPIP ) using its existing shares of SAFE, reinforcing management alignment with New Safehold’s success Spin Off Remaining Assets Move all remaining non - ground - lease assets and $400m of SAFE stock into SpinCo, a separate publicly traded company, externally managed by New Safehold o Sell 5.4m shares of iStar’s SAFE stock to MSD Partners for $200m Continue To Own Significant Stake In New Safehold’s Success iStar shareholders expected to own 37% of New Safehold directly and 14% of New Safehold indirectly via SpinCo (2) 2 3 1 2 3 Transaction Execution 5 Closing anticipated in late Q4’22 or in Q1’23 (3)

6 Stronger Safehold: The Future of iStar is SAFE Accretive outcome that best positions New Safehold to expand its market leading position Enhances governance, widely distributes voting power, expands number of independent directors on Board Internalizes and better aligns management team which helped revolutionize ground lease industry Better Structure Lowers costs as New Safehold scales compared to projected external management fees and reimbursable expenses Launches fund management business and creates transitional revenue streams with SpinCo Better Cost & Economics Better Debt & Equity Profile A Better Safehold Improves equity investor appeal by adding MSD Partners as new strategic investor while also more than doubling float Clears path for credit ratings momentum by directly addressing key ratings drivers

7 Stronger Safehold: MSD Partners to Become One Of New Safehold’s Largest Shareholders and Caret’s Largest Third - Party Investor • MSD Partners will buy 5.4m shares of SAFE in a direct sale from iStar o $200m investment represents $37 per share o iStar will use the proceeds to repay debt o Enhances certainty of overall transaction execution and provides additional validation via third - party strategic investor • MSD Partners will buy 100,000 units of Caret from Safehold for $200 per unit (1) , implying a Caret valuation of $2.0b o New Safehold will use the $20m of proceeds to invest in more ground leases and for general corporate purposes o Valuation represents premium to prior Caret sale and does not include redemption option MSD Partners will make strategic investments in both New Safehold and Caret concurrent with the closing (1) Subject to Safehold shareholder consent of certain Caret modifications. MSD Partners is a leading investment firm that deploys capital on behalf of Dell Technologies founder and CEO Michael Dell and his family, as well as other like - minded, long - term - oriented investors

8 Stronger Safehold: iStar’s Investment in Safehold iStar’s ownership in Safehold will effectively be distributed to shareholders, after a portion of the shares are contributed to SpinCo, distributed to management (which satisfies iStar’s long - term incentive plan) and sold to MSD Partners Contributed to SpinCo 22% Sold to MSD Partners 13% iPIP Distribution … Exchanged in Merger and Distributed to iStar Shareholders 57% iStar’s Investment in Safehold Estimated End State of iStar’s Ownership in Safehold 4 2 1 8% of iStar’s investment will be distributed to management under iStar’s long - term incentive plan, iPIP 22% of iStar’s investment will be contributed to SpinCo 57% of iStar’s investment will be exchanged for shares in New Safehold and effectively distributed to iStar shareholders via reverse stock split ~42m SAFE Shares (1) 3 13% will be monetized through a strategic transaction with MSD Partners (1) iStar’s estimated ownership of Safehold includes an additional 1.2m shares that SAFE will effectively deliver to STAR in the transact io n and an additional 0.3m shares expected to be delivered by Safehold as management fees through 12/31/2022. The estimated ownership also assumes approximately $400 million of real estate and loans are sold / repaid prior to closing by iStar and a SAFE stock price of $43.45 per share at closing.

9 SpinCo will be an independent company with interests in real estate assets and SAFE stock The structure of SpinCo will allow iStar shareholders to retain certain longer - term assets in order to facilitate a more efficient monetization Company Overview Benefits x Maximizes value of iStar’s remaining assets Spinning out iStar’s remaining non - ground lease assets allows for orderly monetization and significant deleveraging x Leverages iStar IP and management team SpinCo will be managed by the team that best understands the assets in its portfolio, allowing for a seamless transition x Focused Strategy Creates two clear goals for SpinCo – monetize legacy assets and benefit from the growing ground lease industry SpinCo: SpinCo Overview Structure • Publicly - traded company, externally managed by New Safehold Portfolio and Capitalization Debt $240 m Book Equity $560 m Capitalization SAFE Shares $400 m iStar Legacy Real Estate Assets ~ $350 m Cash $50 m Portfolio (2) (1) Estimated SpinCo Total Assets as of 12/31/22. Figures assume approximately $400 million of real estate and loans are sold / repaid prior to closing by iStar. (2) Includes $100m loan from New Safehold and up to $140m bank loan. (1)

10 SpinCo: Transitional Arrangements The loan to SpinCo is a transitional arrangement to help accomplish internalization Amount (1) $100m LTV (2) <20% Term 4 years Interest Rate 8.0% cash pay Collateral ~$400m of SAFE shares (separately encumbered with up to $140m of secured debt), ~$350m book value of real estate assets (no additional debt permitted) and $50m of cash Amortization Cash sweep above $50m cash and reserves held at SpinCo Key Terms New Safehold Loan to SpinCo In connection with the transaction, SpinCo will pay a management fee to New Safehold to manage SpinCo; facilitates transition to a normalized cost structure Management Agreement New Safehold will manage the disposition of SpinCo’s real estate portfolio and SpinCo will compensate New Safehold $25m, $15m, $10m, $5m in ‘23 - ’26 As part of the transaction, New Safehold will provide SpinCo with a $100m loan and externally manage SpinCo The purpose of these arrangements is to enable a seamless transition as the two businesses combine (1) SpinCo may borrow an additional $25m from New Safehold under certain conditions. (2) Based on SAFE shares, real estate book value and cash.

11 Sources Available Cash $1.4 Asset Monetization 0.4 MSD Partners Purchase of SAFE Stock 0.2 Ground Lease Plus and Leasehold Loans Funds Sold to New Safehold 0.1 New Safehold Loan to SpinCo 0.1 Bank Loan to SpinCo (SAFE Shares) 0.1 Total $2.3 iStar will use available cash and proceeds from the monetization of assets to satisfy its debt obligations in connection with the closing of the transaction New Safehold will assume $100m of Trust Preferred as part of the transaction Uses Debt Extinguishment $1.7 Preferred Equity Extinguishment 0.3 Other Cashflows 0.2 SpinCo Starting Cash 0.1 Total $2.3 $ in billions Sources and Uses Note: Assumes a 12/31/2022 transaction close and a SAFE share price of $43.45 per share.

12 The transaction will result in SpinCo having an asset base of approximately $800m and total debt of up to $240m after the various steps leading up to transaction close iStar (Current) Transaction Impact SpinCo (Pro Forma) Cash $1.4 ($1.3) $0.1 SAFE Stock (1) 1.7 (1.3) 0.4 GL+ / LHL Fund 0.1 (0.1) - Non - GL Assets 0.7 (0.4) (2) 0.3 Total Assets $3.9 ($3.1) $0.8 Unsecured Debt 1.7 (1.7) - Trust Preferred 0.1 (0.1) - Secured Debt - 0.2 0.2 Total Debt $1.8 ($1.6) $0.2 Preferred Equity $0.3 ($0.3) $ - $ in billions iStar to SpinCo Bridge (1) Assumes a SAFE share price of $43.45 per share. (2) Reflects asset sales anticipated to occur prior to transaction closing.

Total: $18.39 / sh (2) 13 SAFE Shares Asset: $400m Less Debt: 140m Equity: 260m $ / sh : $3.01 Real Estate Asset: $350m Less Debt: 100m Equity: 250m $ / sh : $2.89 Cash Asset: $50m Less Debt: - Equity: 50m $ / sh : $0.58 SpinCo Consideration per iStar Shareholder The transaction provides iStar shareholders with the opportunity to realize value from iStar’s existing asset base via SpinCo and provides shareholders with a direct investment in a growth - oriented, pure - play ground lease company Distribution (1) 0.27 SAFE shares per STAR share SAFE Trading Price: $43.45 $ / sh : $11.91 Share of SAFE received Long - Term Value: iStar Shareholder Value SAFE Share Price Total Implied Value of Consideration (2) $43.45 / sh $18.39 $50 / sh $20.61 $60 / sh $23.96 Note: Analysis assumes 86.5m iStar shares outstanding at 12/31/2022 and a SAFE share price of $43.45. (1) The distribution will be accomplished through a reverse stock split of STAR common stock immediately prior to the effecti ve time of the merger. (2) Final share ratios and implied value of consideration will depend on a number of factors, including the stock prices of S AFE and STAR at the time of closing, the amount of legacy assets remaining at the time of closing and the number of outstanding shares of common stock of SAFE and STAR at closing.

14 Appendix: Transaction Summary Transaction Structure • Safehold acquires iStar’s management platform and iStar’s interests in its two ground lease ecosystem funds • iStar spins off remaining non - ground lease assets, $400m of Safehold stock and at least $50m of cash into SpinCo, a separate pub licly traded company owned by iStar’s existing shareholders and externally managed by New Safehold • Safehold merges into iStar to form a combined company that is self - managed and focused exclusively on ground lease investments Management Internalization • As part of the internalization and the broader transaction, Safehold will acquire management agreement for $150m consisting o f t he assumption of $100m of Trust Preferred from iStar and the issuance of ~1.2m Safehold shares ($50m) • New Safehold will employ iStar’s dedicated management team and own all intellectual property associated with its modern groun d l ease business • Projected cost savings of $3m in Year 1 growing to $25m+ per year by 2026 Merger of iStar and Safehold • New Safehold shareholders will receive 1 share of the combined company for each share of Safehold they own • Immediately before the merger, iStar will undergo a reverse stock split (currently estimated to be 0.27, subject to adjustmen t) which will result in iStar’s and Safeholds’ public shareholders maintaining their relative ownership in New Safehold after the transacti on • iStar will retire all indebtedness and preferred equity and settle its long - term incentive plan obligations prior to the merger Separation of SpinCo • New Safehold will externally manage SpinCo and receive management fees • New Safehold will provide SpinCo with a $100m secured term loan with an interest rate of 8% • SpinCo will pay New Safehold a management fee of $25m, $15m, $10m and $5m in 2023 - 2026 • SpinCo will capitalize with an up to $140m of bank debt from Morgan Stanley & Co. Launch Funds Management Business • New Safehold will acquire iStar’s 53% LP interest and GP role in its two ground lease ecosystem funds (Ground Lease Plus and Lea sehold Loans) for cash at market value (~$79m as of 6/30/22) plus additional fundings prior to transaction closing • New Safehold intends to sell down its acquired LP interest while retaining the role of GP Strategic Investor • MSD Partners will be making strategic investments in both New Safehold and Caret concurrent with the closing of the transacti on o MSD Partners will buy 5.4m shares of SAFE in a secondary sale from iStar; $200m investment represents $37 per share o MSD Partners will buy 100,000 units of Caret from New Safehold for $200 per unit, implying a Caret valuation of $2.0b Anticipated Timing & Closing Conditions • The transaction was unanimously approved by the Special Committees and Boards of Directors of both Safehold and iStar • The transaction is expected to close in late Q4’22 or in Q1’23, with up to two 90 - day extensions, subject to customary closing c onditions, including the approval of both iStar and Safehold shareholders • Assumes iStar monetizes an additional $400m of assets prior to closing